Form 20-F
period 2025-12-31
Metals Royalty Co Inc.
filed 2026-04-27
CIK 2087398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-42685

The Metals Royalty Company Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

(Address of Principal Executive Offices)

Brian Paes-Braga, Chief Executive Officer and Chairman

(403) 984-1941

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares without par value	TMCR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the issuer had 50,926,632 common shares without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

FREQUENTLY USED TERMS

Unless otherwise specified or if the context so requires, the following frequently used terms in this Report (as defined below) have the meanings set forth below for purposes of this Report:

“1554997 B.C.” means 1554997 B.C. Ltd., incorporated on August 29, 2025 as a former wholly owned subsidiary for the purpose of the Spin-Out.

“2025 Plan” means the Company’s omnibus long-term incentive plan, dated November 10, 2025.

“affiliate” means, in respect of a person, any other person that directly or indirectly controls, is controlled by, or is under common control with the first person. For purposes of the preceding sentence, “control” means the possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

“Allowable Capital Loss” means one-half of any capital loss incurred by a Canadian Holder.

“Allseas” means Allseas Group S.A.

“Area D Report” means the report titled “S-K 1300 NORI Area D Technical Report” dated August 4, 2025 prepared for TMC.

“Audit Committee” means the audit committee established by the Company’s board of directors.

“awards” means collectively the options, PSUs and RSUs under the 2025 Plan.

“BCBCA” means the Business Corporations Act (British Columbia).

“Benchmark” means Benchmark Minerals Intelligence.

“Canada U.S. Tax Treaty” means the Canada-United States Tax Convention (1980).

“Canadian Holder” means a Holder who, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention, is a resident or deemed to be a resident in Canada at all relevant times.

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

“CCZ” means the Clarion-Clipperton Zone of the north-east Pacific Ocean between Hawaii and Mexico.

“CHIA” means Cultural Heritage Impact Assessment.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition of Canada.

“Common Shares” means the common shares, without par value, in the capital of the Company.

“Company” means The Metals Royalty Company Inc.

“Compensation Committee” means the compensation committee established by the Company’s board of directors.

“Contribution Agreement” means the binding the assignment and assumption agreement between the Company and 1554997 B.C. dated September 11, 2025, as amended on December 18, 2025.

“Controlling Individual” means the annuitant, subscriber or holder, as the case may be, of the Registered Plan.

“CRA” means the Canada Revenue Agency.

“CVRs” means contingent value rights.

“Deemed Sale Election” means an election made by a U.S. Holder to be to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Common Shares on the last day our taxable year during which the Company were a PFIC, if the Company is classified as a PFIC and then cease to be classified.

“Demand Registration” means a written demand, pursuant to the Investor Rights Agreement, that shall describe the amount and type of securities to be included in such registration and the intended method(s) if distribution thereof.

“Direct Listing” means the listing of the Common Shares on the Nasdaq, which was completed on April 8, 2026.

“DSHMRA” means the United States Deep Seabed Hard Mineral Act (30 U.S.C. §1401 et seq).

“EMMP” means the Environmental and Management and Monitoring Plan.

“EMS” means Environmental Management System.

“ESIA” means Environmental and Social Impact Assessment.

“EU Critical Raw Materials Act” means the European Critical Raw Materials Act.

“EV” means electric vehicle.

“FBAR” means the Report of Foreign Bank and Financial Accounts.

“FHSA” means first home savings account.

“First Repurchase Payment” means the payment made to exercise the First Repurchase Right.

“First Repurchase Right” means the exclusive and irrevocable one-time right and option belonging to NORI to repurchase 50% of the NORI Royalty until February 21, 2030, provided that NORI is not in default of its payment obligations under the NORI Royalty.

“Glencore” means Glencore International Ag.

“Going Public Transaction” has the meaning set out in the Legacy Option Plan.

“GORR” means gross overriding royalty.

“Hatch” means Hatch Pty Ltd.

“Holder” means a purchaser who acquires Common Shares as a beneficial owner and who, at all relevant times, for purposes of the Canadian Tax Act, deals at arm’s length with the Company, is not affiliated with the Company, and will acquire and hold such Common Shares as capital property.

“IASB” means the International Accounting Standards Board.

“IEA” means the International Energy Agency.

“IFRS” means the International Financial Reporting Standards.

“Indemnified Party” means the individuals who are indemnified under the Indemnity Agreement.

“Indemnity Agreement” means the indemnity agreements between the Company and the Company’s current directors and officers.

“Initial Assessment” means the Technical Report Summary — Initial Assessment of TOML and NORI Properties, Clarion-Clipperton Zone, dated August 4, 2025 prepared for TMC.

“Initial Mining Area” means the area selected based on similarity to the Testing Mining Area and includes planned initial runs 19 and 20, and is included in a mine plan developed for the NORI Area D.

“Investor Rights Agreement” means the investor rights agreement among the Company, TMC and Brian Paes-Braga, dated February 21, 2023.

“Investor” means each of TMC and Brian Paes-Braga as parties to the Investor Right Agreement.

“IRA” means the Inflation Reduction Act of 2022.

“IRS” means the U.S. Internal Revenue Service.

“ISA” means the United Nations International Seabed Authority.

“ISO” means incentive stock options within the meaning of Section 422 of the Internal Revenue Code for U.S. participants.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Landsons” means Landsons Investment Corporation.

“Landsons Transactions” means the contribution and subscription agreement entered into on March 21, 2023 between Landsons and the Company.

“LCAs” means lifecycle assessments.

“Legacy Option Plan” means the Company’s stock option plan, dated February 21, 2023.

“Maria Conchita Block” and “Maria Conchita” means the Oil and Gas Royalties production block located in Colombia, operated by NG Energy International Corp., on which the Company held a 3.125% GORR prior to the Spin-Out.

“MC Royalty Transactions” means the contribution and subscription agreements entered on February 21, 2023, with (i) Brian Paes-Braga, (ii) Brian T. O’Neill and (iii) Lucas Cahill.

“MLI” means the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Capital Markets” means the tier of the Nasdaq Stock Market LLC where the Common Shares will be listed.

“NG Energy” means NG Energy International Corp.

“NOAA” means the National Oceanic and Atmospheric Administration.

“Nominating and Corporate Governance Committee” means the nomination and corporate governance committee established by the Company’s board of directors.

“Non-Canadian Holder” means a Holder who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada.

“Non-U.S. Holder” means any beneficial owner of the Company’s Common Shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our Common Shares through such an entity or arrangement.

“NORI” means TMC’s wholly owned subsidiary Nauru Ocean Resources Inc.

“NORI Areas” means, collectively, NORI Area A, NORI Area B, NORI Area C and NORI Area D of the CCZ.

“NORI Area A” has the meaning set out in the Technical Reports.

“NORI Area B” has the meaning set out in the Technical Reports.

“NORI Area C” has the meaning set out in the Technical Reports.

“NORI Area D” has the meaning set out in the Technical Reports.

“NORI Contribution Agreement” means the contribution agreement entered into on February 21, 2023 between NORI and the Company, where the Company acquired the NORI Royalty.

“NORI Exploration Contract” means the exploration contract, granted by the ISA to TMC and NORI, covering the NORI Area.

“NORI Property” means any present mineral rights located within the NORI Areas with a combined area of 74,830 km2 and future mineral rights resulting from renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral rights or any additional mineral rights deriving from those mineral rights, including any future exploitation contract that replaces or amends NORI’s existing exploration contract (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and, if any existing interest of NORI in all or any part of the NORI Property is surrendered, lapses or otherwise terminates, then the NORI Royalty automatically applies to any mineral right or a direct or indirect interest in mineral rights (including by contract or license) reacquired by NORI or its affiliates covering the same area as the NORI Property.

“NORI Royalty” means the Company’s right to receive 2% of the Gross Proceeds (as defined in the NORI Royalty Agreement) from the sale of Products derived from the NORI Property, exclusive of any and all taxes and subject to the First Repurchase Right and the Second Repurchase Right, pursuant to the terms of the NORI Royalty Agreement.

“NORI Royalty Agreement” means the royalty agreement dated February 21, 2023 between the Company, TMC and NORI.

“NSR” means net smelter return.

“OBBBA” means One Big Beautiful Bill Act.

“Odyssey” means Odyssey Trust Company.

“Oil and Gas Royalties” means the royalties in respect of NG Energy’s operations that were held by the Company prior to the Spin-Out.

“PAMCO” means Pacific Metals Co., Ltd.

“PAMCO FS” means the PAMCO feasibility study.

“PFIC” means passive foreign investment company.

v

“Piggyback Registration” means the piggyback registration rights of an Investor under the Investor Rights Agreement to request the registration of a specified number of their Registerable Securities in connection with certain public offerings for TMCR’s own account or for the account of shareholders, subject to underwriters’ cutback rights.

“Products” means any and all metals and minerals of every nature and kind, (including precious and base metals), in whatever beneficiated form or state which are produced, extracted by processing, recovered in soluble solution or otherwise recovered or produced from material mined or excavated from the NORI Property, and including any such material derived from any processing or reprocessing of any tailings, and including any other products resulting from the further milling, processing or other beneficiation of such materials, including concentrate or doré, and for greater certainty, excludes any tailings where there is no reasonable expectation of such tailings being processed resulting in the production of metals.

“Proposed Amendments” means specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf of the Minster of Finance (Canada) prior to the date hereof.

“PSUs” means restricted share units granted under the 2025 Plan with performance based vesting criteria.

“PSRUs” means restricted share units granted under the CEO Performance Plan on March 19, 2026 with performance based vesting criteria.

“QEF” means Qualified Electing Fund.

“RDSP” means registered disability savings plan.

“Registerable Securities” means (i) any Common Shares held by an Investor; (ii) any Common Shares issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of TMCR held by an Investor; (iii) any other securities of TMCR held by an Investor, whether or not convertible or exercisable for Common Shares, if such securities are registered by TMCR under the Securities Act or qualified for distribution pursuant to a prospectus under Canadian securities laws; and (iv) any Common Shares or such other securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities referenced in (i), (ii), or (iii).

“Registered Plan” means RRSP, RRIF, RESP, RDSP, FHSA or TFSA.

“Release Conditions” means conditional approval of the Company’s Common Shares being listed or quoted on NASDAQ.

“RESP” means registered education savings plan.

“Royalty Statement” means a royalty statement provided by NORI at the time each NORI Royalty payment is made, as required under the NORI Royalty Agreement, which includes details on the quantity, type, and grade of metals and minerals extracted during that quarter and information about the quantity, type and grade of metals and minerals processed and sold during that same period.

“RRIF” means registered retirement income fund.

“RRSP” means registered retirement savings plan.

“RSUs” means restricted share units granted under the 2025 Plan with time based vesting criteria.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities Exchange Commission.

“Second Repurchase Payment” means the payment made to exercise the Second Repurchase Right.

“Second Repurchase Right” means the exclusive and irrevocable one-time right and option of NORI to purchase an additional twenty-five (25%) of the original NORI Royalty on or after February 21, 2028, provided that the First Repurchase Right has been exercised and NORI is not in default of its payment obligations under the NORI Royalty. The Second Repurchase Right expires on February 21, 2030.

“Section 404” means Section 404 of the Sarbanes-Oxley Act.

“Securities Act” means the Securities Act of 1933, as amended.

“SEPA” means the Standby Equity Purchase Agreement between the Company and Yorkville dated July 18, 2025.

“SGM” means the special general meeting of the Company’s shareholders.

“SN-9 Block” and “Sinu-9” means the Oil and Gas Royalties production block located in Colombia, operated by NG Energy International Corp., on which the Company held a 1.44% GORR prior to the Spin-Out.

“Spin-Out” means the assignment and assumption of the Oil and Gas Royalties by 1554997 B.C. and subsequent distribution of the shares of 1554997 B.C. to the Company’s existing shareholders as return of capital, pursuant to the Contribution Agreement.

“Subscription Receipt Agreement” means the subscription receipt agreement between the Company and Odyssey Trust Company, dated July 25, 2025, as amended on December 17, 2025.

“subscription receipt” means a subscription receipt of the Company issued pursuant to the Subscription Receipt Agreement.

“Taxable Capital Gain” means one-half of any capital gain.

“Test Mining Area” means the area located in the central west of NORI Area D.

“TFSA” means tax-free savings account.

“TMC Note” means the promissory note with a principal amount of $14,000,000 held by TMC, which was repaid on February 21, 2023.

“TMC” or “The Metals Company” means TMC The Metals Company.

“TMCR” means The Metals Royalty Company Inc.

“TMC Subscription Agreement” means the subscription agreement entered into on February 21, 2023 between TMC and the Company.

“UNCLOS” means the UN Convention on the Law of the Sea.

“Unrestricted Stock Awards” means Common Shares free of any restrictions granted under the 2025 Plan.

“U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

“Yorkville” means YA II PN, Ltd.

In respect of certain scientific and technical information:

“Indicated Mineral Resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

“Inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

“LOM” means the projected duration during which economically viable mineral extraction is expected to occur.

“Mt” means the unit representing one million metric tonnes.

“Mwmt” means the unit representing one million wet metric tonnes.

“Mineral Reserve” means the economically mineable part of a measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral Resource” means a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Mwmtpa” means the unit representing one million metric wet metric tonnes per annum.

“nodule” means a naturally occurring, unattached rock found on the deep ocean floor, typically rich in multiple base metals — such as nickel, copper, cobalt, and manganese — formed over millions of years through precipitation from seawater and sediment pore water.

“probable mineral reserve” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

“RKEF” means rotary kiln electric furnace.

“wet metric tonne” or “wmt” means a wet metric tonne and is a unit of measurement equal to 1,000 kilograms of mined material inclusive of its inherent moisture content. Wet metric tonnes are commonly used in reporting bulk commodity volumes, with subsequent adjustments made to account for moisture levels when calculating dry tonnage and determining commercial value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, and results of operations. All statements other than statements of historical fact are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates, and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this Report include, but are not limited to, statements about:

●	the sources and timing of potential revenue from the NORI Royalty as well as the timing and amount of estimated future production related to the NORI Property;
●	the timing of TMC’s exploration license and commercial recovery permit application review by NOAA under DSHMRA, and any other assumptions regarding permitting timelines, including both under the ISA and the DSHMRA;
●	the supply and demand for nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;
●	the future prices of nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;
●	government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;
●	assumptions regarding our ability to acquire additional royalty, stream or similar interests in seafloor or other areas under U.S. or U.S. aligned jurisdictions;
●	our plans to mitigate our material weakness in our internal control over financial reporting;
●	our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;
●	our business and future activities;
●	our status as a foreign private issuer;
●	our status as an emerging growth company;
●	the effect on us of any changes to existing or new legislation or policy or government regulation;
●	goals, strategies and future growth;
●	expectations around the performance of the NORI Royalty;
●	estimates of mineral resources and reserves;
●	our ability to retain key management personnel in order to enable us to continue to develop our business;

●	statements relating to our status as an emerging growth company and foreign private issuer;
●	any reference to or description of the activities proposed to be conducted by TMC or its affiliates;
●	projected mining and process recovery rates;
●	assumptions as to geotechnical requirements for collector on the seabed;
●	assumptions as to environmental, permitting, and social risks; and
●	other assumptions described in this Report underlying or relating to any forward-looking statements.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Report. You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements and other events to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. See “Risk Factors”.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Report. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Report to reflect events or circumstances after the date of this Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the risk factors following this risk factor summary, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. We have various categories of risks, including risks related to our business and industry; risks related to regulatory compliance and legal matters; risks related to tax and accounting matters; risks related to ownership of our Common Shares; and general risk factors. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our Common Shares to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this Report, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

●	We are subject to many of the risks faced by TMC and our future revenues will be significantly affected by adverse developments related to the NORI Property.
●	We do not conduct exploration, development or production efforts and depend on third-party operators. Therefore, we do not have the ability to control the success of exploration, development or production efforts on the NORI Property which may adversely affect our business, results of operations and financial condition.
●	We are subject to the risk that TMC may not receive the permits and licenses necessary to conduct operations at the NORI Property, which would adversely affect our expectation of future revenue.
●	We have a limited operating history and thus are subject to risks associated with new business development and you have no basis on which to evaluate our ability to achieve our business objectives.

●	We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.
●	Our sole royalty interest is not on producing properties and this and any future royalty, streaming or similar interests we acquire, particularly on development stage properties, are subject to the risk that they may never achieve production.
●	Our sole royalty is subject to buy-back rights that could adversely affect the revenues generated from the asset portfolio.
●	Problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interest could adversely affect our business and revenues, and our interests may similarly be materially and adversely impacted by a change of control, bankruptcy or the insolvency of operators.
●	Operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.
●	We do not currently generate revenue and will need to raise additional capital to fund our operations until we begin receiving royalty payments.
●	We are dependent on favorable government policy for offshore mineral development.
●	We have limited access to data or the operations underlying our existing royalty interest and may not have access to such data or the operations on any future royalty and other interests.
●	The prevailing market price of and demand for nickel, manganese, copper, cobalt and other commodities may have an adverse impact on the value of our royalty interests.
●	Our expected returns from the NORI Royalty, and any future royalty interests we may acquire, are based on numerous assumptions, which may prove inaccurate.
●	The value of the NORI Royalty and any future royalty interests depends in part on demand for critical minerals used in EVs and renewable energy storage, which is uncertain.
●	Our stock price may be volatile and could decline significantly and rapidly.
●	An active, liquid, and orderly market for our Common Shares may not develop or be sustained. You may be unable to sell your Common Shares at or above the price at which you purchased them.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
●	As a result of our becoming a reporting company under the Exchange Act, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our Common Shares.
●	We are a foreign private issuer under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than domestic registrants.
●	U.S. holders of our Common Shares may suffer adverse tax consequences as a result of our passive foreign investment company status.

●	Our future growth is to a large extent dependent on our ability to acquire additional royalties, streams or similar interests in the future.

Risks Related to Our Business, Operations and Industry

We are subject to many of the risks faced by TMC and our future revenues will be significantly affected by adverse developments related to the NORI Property.

The royalty on the NORI Property is our only material asset (other than cash). As potential new assets are acquired or move into production, the materiality of each of our assets will be reconsidered. While we are a party to the NORI Royalty Agreement, we will not have a direct interest in the operation and ownership of the NORI Property. Our royalty interest in the NORI Property is 2%, subject to adjustment as described in the NORI Royalty Agreement, of the gross proceeds from metals and minerals that are sold from the NORI Property. Although our risk profile is lower than the operator, the potential for us to derive revenue from the NORI Royalty will be significantly affected by any adverse development affecting the mineral resource exploration, development, operation of, production from, or recoverability of, mineral reserves from the royalty on the NORI Property, such as, but not limited to, operational or environmental risks, equipment or logistical failures, regulatory or permitting delays, or the inability of the operator to secure necessary vessels, contractors or processing infrastructure on commercially suitable terms. Such events may have a material adverse effect on the results of operations and financial condition of TMCR, and the trading price of our Common Shares.

If our portfolio of royalty interests or other interests expands in the future, the revenue we may derive from time to time from our portfolio will be based entirely on production from third-party owners and operators. To the extent that the royalties to which we are entitled are dependent directly or indirectly on the exploration, development and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalties, streams or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mineral projects. Mineral exploration, development and production is subject to hazards such as equipment failure, environmental pollution and consequent liability for the owners or operators thereof.

Our sole royalty interest is in a deep-sea mining project that involves unproven technologies at commercial scale, which may impact our ability to generate revenue.

We currently hold a single royalty interest in the NORI Property, a deep-sea mining project focused on the extraction of polymetallic nodules. The development and commercial viability of deep-sea mining operations involve several technologies that have not yet been proven at commercial scale. These include subsea collection systems, onboard processing and environmental monitoring technologies. As a result, the project may face technical failures, higher-than-expected costs, production delays or the inability to achieve economically viable extraction and processing.

In addition, deep-sea mining operations are subject to complex supply chain and infrastructure challenges, including reliance on specialized vessels, port access, and onshore refining capacity. Any interruptions, cost overruns or environmental incidents affecting these components could delay or disrupt production, which would adversely impact our ability to receive royalty revenues from the NORI Property. Given our dependence on this single asset, any such issues could materially affect our business, financial condition, and prospects.

We are dependent on favorable U.S. government policy for offshore mineral development and subject to complex regulatory frameworks.

Our business is significantly dependent on continued support from the U.S. government for the exploration and development of offshore critical minerals, including polymetallic nodules. The NORI Property underlying our royalty interest is subject to complex regulatory frameworks and evolving policy priorities. Any shift in U.S. government policy — including changes in legislation, executive orders, agency guidance, or permitting practices — that reduces support for offshore mineral exploitation could materially hinder the development of the NORI Property. Such changes may delay or prevent the advancement of the NORI Property, limit access to capital or government incentives, and adversely affect the economic viability of the NORI Property, and as a result, the economic viability of our royalty interest.

Additionally, the NORI Property is located in an offshore jurisdiction subject to both U.S. and international regulatory oversight, including DSHMRA, UNCLOS and applicable U.S. federal laws governing seabed mineral extraction. These regulatory frameworks are complex, evolving, and may be subject to differing interpretations or enforcement priorities. In certain cases, U.S. policy may conflict with international norms or the positions of multilateral bodies, creating uncertainty around permitting, standards, environmental compliance, and operational approvals, which may impact our royalty interest.

As a result, any adverse change in government policy could have a material impact on our business, financial condition, results of operations, and prospects.

We do not conduct exploration, development or production efforts and depend on third-party operators. Therefore, we do not have the ability to control the success of exploration, development or production efforts on the NORI Property which may adversely affect our business, results of operations and financial condition.

We do not intend to be directly involved in the exploration, development and production of minerals from projects in which we have royalty or similar interests. For example, the exploration, development and operation of the NORI Property is determined and carried out by TMC. Any revenue that may be derived from the NORI Royalty will be based on the sale of production by its owner and operator. In addition, our only material asset is the NORI Royalty which is in development stage, is not permitted (and the legal regime applicable to such permitting is uncertain) and may not achieve commercial production and there can be no assurance that if such operations do commence production that they will achieve profitable and continued production levels. TMC, and any future third party owners and operators of royalty assets we may acquire, will generally have the power to determine the manner in which the NORI Property or other future assets are exploited, including decisions regarding feasibility, exploration and development of the NORI Property or decisions to commence, continue or reduce, or suspend or discontinue production from the property.

The interests of TMC, and, if we acquire other royalty interests, other third-party owners and operators may not always be aligned with our interests. In addition, TMC may take action contrary to policies or objectives of TMCR; be unable or unwilling to fulfill their obligations under the NORI Royalty; have difficulty obtaining or be unable to obtain the permits or financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the their ability to perform its obligations under arrangements with us. For example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while TMC and other third-party owners and operators may take a more cautious approach to development, as they are exposed to risks related to the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and prioritize production from, mineral projects or areas of a mineral project that are not subject to royalties, streams or similar interests that are or may be held by us. Our inability to control or influence the exploration, development or operations for the properties in which we hold, or may in the future hold, royalties, streams and similar interests may have a material adverse effect on our business, results of operations and financial condition.

In addition, due to counterparty concentration of our existing portfolio, the development and viability of the NORI Property is dependent on the financial condition of TMC and its ability to develop the NORI Property. Any material adverse change in the business, operations and financial condition of TMC may adversely affect our business, results of operations and financial condition and the maintenance and advancement of the mineral project underlying our interests.

Except in limited circumstances as may be specified in a specific royalty, we may not be entitled to any compensation if properties in which we hold or may hold royalties, streams and similar interests in the future discontinue exploration, development or operations on a temporary or permanent basis.

We are subject to the risk that TMC may not receive the permits and licenses necessary to conduct operations at the NORI Property, which would adversely affect our expectation of future revenue.

TMC, through its wholly-owned affiliates, NORI and The Metals Company USA, LLC, holds the exploration license from the ISA and has submitted two exploration licenses, one commercial recovery permit and one consolidated exploration license and commercial recovery permit application the NOAA, for the exploration and commercial recovery of polymetallic nodules in the area of the NORI Property. TMC and its affiliates may not receive exploration licenses or recovery permits from the NOAA, and if they do, such licenses and permits may be suspended, on both a temporary or permanent basis, prior to TMCR realizing any revenue from the NORI Royalty. Furthermore, TMC and its affiliates may never receive a permit or license from the ISA to permit exploitation in the area of the NORI Property, and if they do, such licenses and permits may be suspended, on both a temporary or permanent basis, prior to TMCR realizing any revenue from the NORI Royalty.

Even if TMC obtains a permit from NOAA, such authorization may be subject to challenge or review by other domestic or international regulatory bodies, which could adversely affect the development of the project and the timing or amount of royalty payments we receive, which may adversely affect our business, results of operations and financial condition.

We have a limited operating history and thus are subject to risks associated with new business development and you have no basis on which to evaluate our ability to achieve our business objectives.

Because we have a relatively limited operating history, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets and risks specific to our business. These risks include, among others:

●	that our only current material asset (other than cash) is the NORI Royalty and the NORI Property may never generate enough output to generate substantial royalty payment;
●	even if the NORI Property is successful and generates substantial revenues, if we do not obtain additional royalty interests or other interests in the future, our revenue may decline;
●	that we may not achieve our growth strategy or acquire additional royalty interests or other interests; and
●	that fluctuations in our operating results will be significant and volatile as we currently only have one royalty interest.

Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have a history of operating losses and, following the Spin-Out, may not achieve or maintain profitability and positive cash flow.

To date, we have received no revenue from the NORI Royalty, the only material asset we hold other than cash. We have incurred significant net losses since our inception and have financed our operations principally through equity financing and revenue received from the Oil and Gas Royalties. If we sustain losses over an extended period of time, we may be unable to continue our business. Even if we do achieve profitability, we cannot predict the level of such profitability.

We do not know whether the NORI Royalty will result in revenue or whether we can achieve profitability. There is significant uncertainty about our ability to realize revenue from our current royalty interest or acquire additional royalty interests or other interests in the future. Even if we do realize revenue from our current or future royalty interest or other interests and become profitable, we may not be able to achieve or, if achieved, sustain profitability.

Our sole royalty interest is not on producing properties and this and any future royalty, streaming or similar interests we acquire, particularly on development stage properties, are subject to the risk that they may never achieve production.

The property underlying our NORI Royalty, the NORI Property, is not currently in production and no commercial recovery permits for extracting minerals from the seafloor within the NORI Property have been granted under ISA or DSHMRA. Our sole royalty and any future royalty, streaming or similar interests we acquire, may never produce any revenues. While the discovery of mineral deposits may result in substantial revenue, few properties that are explored are ultimately developed into producing mines. Major expenditures by the company developing the relevant property may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by the Company in the future will result in profitable commercial mining operations. In addition, our information about the NORI Property is primarily based on the Technical Reports which may be inaccurate. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying our current or future interests not generating sufficient royalty revenues. Accordingly, there can be no assurance the properties underlying our current or future interests will be brought into a state of commercial production.

The failure of TMC to receive commercial recovery permits for extracting minerals from the seafloor within the NORI Property, or even if granted, the failure of any of the NORI Property to achieve production on schedule or at all would have a material adverse effect on our asset carrying values or the other benefits we expect to realize from our NORI Royalty or the acquisition of any future royalty interests, and our business results of operations, cash flows and financial condition.

Our sole royalty is subject to buy-back rights in favor of our counterparties that could adversely affect the revenues generated from the asset portfolio.

As of the date of this Report, the NORI Royalty is subject to buy-back or buy-down rights. Under the terms of the NORI Royalty Agreement, subject to certain conditions, NORI has the right (i) to repurchase 50% of the NORI Royalty by making a payment that would provide the holder with an agreed rate of return (“First Repurchase Right”) and (ii) to repurchase an additional 25% of the NORI Royalty on or after February 21, 2028 by making a payment that would provide the holder with an agreed rate of return (“Second Repurchase Right”). The First Repurchase Right expires on February 21, 2030 and the Second Repurchase Right expires on February 21, 2033. Buy-back and buy-down rights are common in the industry and allow an operator to permanently eliminate or reduce the royalty holder’s interest or entitlement under the relevant royalty or other interest. The exercise of the First Repurchase Right or Second Repurchase Right may result in a material adverse effect on our earnings, if any, results of operations, financial condition and prospects and the trading price of our securities by significantly reducing the revenue we would have received under the NORI Royalty.

Problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interest could adversely affect our business and revenues, and our interests may similarly be materially and adversely impacted by a change of control, bankruptcy or the insolvency of operators.

Defects in or disputes relating to the NORI Royalty or any royalty interest we may acquire in the future may prevent us from realizing the anticipated benefits from these interests and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our royalty interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests we hold and may acquire in the future, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is generally subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. Similarly, in many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from a change of control, bankruptcy or insolvency of operators, and our royalty interests could be materially restricted or set aside through judicial or administrative proceedings.

The NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists. While the NORI Royalty Agreement expresses the intention of the parties for the NORI Royalty to be an interest in land, it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property and what the applicable legal regime will be.

For those reasons, while the NORI Royalty Agreement contains a covenant to register security interests in our favor over the applicable NORI Property in the future, until a regulatory regime is established, we do not have the protection of security interests that could help us recover all or part of our investment in our royalty interest in the event of the operator of the NORI Property’s bankruptcy or insolvency. We may never receive such security interests and therefore may be subject to risks resulting from a change of control, bankruptcy or insolvency of operators, and our royalty interest could be materially restricted or set aside through judicial or administrative proceedings.

If title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalty interests could be found to be invalid.

Our business is subject to the risk that operators of mineral projects and holders of exploration or mining claims, tenements, concessions, licenses or other interests in land and minerals may lose their exploration or mining rights, allow them to expire, or have their rights to explore and mine properties contested by private parties or the government. Internationally, exploration and mining tenures are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to establish a deposit capable of economic extraction, failure to pay maintenance fees or meet expenditure or work requirements, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure to a mining tenure, failure of title, expropriation and similar risks. If title to exploration or mining tenures subject to our royalty interests has not been properly established or is not properly maintained, or is successfully contested, our royalty interests could be adversely affected.

As discussed above, the NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists and it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property and what the applicable legal regime will be.

We have limited access to data or the operations underlying our existing royalty interest and may not have access to such data or the operations on any future royalty and other interests.

We are not, and will not be, the owner or operator of any of the properties underlying our existing or future royalties, streams and similar interests and have no input in the exploration, development or operation of such properties. Consequently, we have limited or no access to exploration, development or operational data on the NORI Property underlying the NORI Royalty or to the properties themselves. This could affect our ability to assess the value of such interest. This could also result in delays in cash flow anticipated by us, based on the stage of development of the properties underlying our existing NORI Royalty or any future royalty and similar interests. Our entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from our projections, and our audit rights, if any, may not be effective in protecting our interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, we may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and any future production of minerals from, or the continued operation of, the NORI Property underlying the NORI Royalty, or any future properties in which we have an interest, may have a material adverse effect on our business, results of operations and financial condition.

For example, we rely on TMC to provide data pursuant to the NORI Royalty Agreement. The information received may be imprecise or incomplete as the result of it being compiled by TMC without any oversight by us. If the information provided by TMC to us contains material inaccuracies or omissions, then our disclosure may be inaccurate and our ability to accurately forecast or achieve our stated objectives may be materially impaired, which may have a material adverse effect on our business.

In addition, our ability to detect payment errors through our associated internal controls and procedures is limited. Royalty agreements entered into from time to time by us may require an owner or operator to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in the calculation of royalty payments that we may receive. In addition, the NORI Royalty Agreement requires us to provide notice within 24 months after receipt of a royalty statement; otherwise, the royalty payment is considered final and in full satisfaction of the counterparty’s obligations. We do not expect to be able to rectify any revenue adjustment more than 24 months after the receipt of a royalty statement.

Of the royalty agreements that we may enter into, some, such as the NORI Royalty Agreement, may provide us with the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by us of the applicable revenue and may require us to adjust our revenue in later periods.

As the holder of a royalty interest, we may have limited access to data on the operations or to the actual properties underlying the royalty. This limited access to data or disclosure regarding operations could affect our ability to assess the performance of the royalty. This could result in delays in cash flow from that which is anticipated by us based on the stage of development of the properties covered by the assets within our portfolio in the property.

Operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.

Royalty interests are generally subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mineral projects are located. Operators and other parties to the agreements governing our existing or future royalty or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights and our revenues relating to any challenged royalty interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which would have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things, methods for calculating the royalty interest, various rights of the operator or third parties in or to the royalty interest or the underlying property, the obligations of a current or former operator to make payments on royalty interests, and various defects or ambiguities in the agreement governing a royalty interest.

As discussed above, the NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists and it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property and what the applicable legal regime will be.

Development and operation of mining operations is highly capital-intensive and any inability of the operators of properties underlying our existing or future royalty or other interests to meet their liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of and revenue from such interests.

If operators of properties in which we hold interests do not have the financial capabilities or strength, or sufficient credit or other financing capability, to cover the costs of developing or operating their mining operations, they may curtail, delay or cease development or operations at a mine site, or enter into bankruptcy proceedings. An operator’s ability to raise and service sufficient capital may be affected by, among other things, macroeconomic and geopolitical conditions, future commodity prices of metals to be mined, or further economic volatility in the areas in which they operate and global financial markets. If certain of the operators of the properties on which we have royalty interests suffer these material adverse effects, then our existing or future royalty or other interests, including the value of and revenue from them, and the ability of operators to obtain debt or equity financing for the exploration, development and operation of their properties may be materially adversely affected.

In addition, our ability to generate future cash flows and our financial condition will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by us. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Our rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that we could readily liquidate. This inhibits our ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, in many instances, we will be treated like any other unsecured creditor, and therefore have limited prospects for full recovery of any royalty or similar revenue.

Operations in foreign countries or outside sovereign jurisdictions are subject to many risks, which could decrease our revenues.

Our NORI Royalty is outside of the United States, located in international waters of the CCZ. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operator of any property on which we hold or in the future hold royalty interests are subject to the risks normally associated with conducting business in foreign countries. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

●	expropriation or nationalization of mining property;
●	seizure of mineral production;
●	exchange and currency controls and fluctuations;

●	limitations on foreign exchange and repatriation of earnings;
●	restrictions on mineral production and price controls;
●	import and export regulations, including trade sanctions and restrictions on the export of minerals;
●	changes in legislation and government policies, including changes related to taxation, government royalties, tariffs, imports, exports, duties, currency, foreign ownership, foreign trade, foreign investment and other forms of government take;
●	challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, intergovernmental organizations, non-governmental organizations or other third parties;
●	changes in economic, trade, diplomatic and other relationships between countries, and the effect on global and economic conditions, the stability of global financial markets, and the ability of key market participants to operate in certain financial markets;
●	high rates of inflation and tariffs on products using metals extracted from mines;
●	labor practices and disputes;
●	enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;
●	renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;
●	war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environments;
●	corruption;
●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which we, but not necessarily our competitors, may be subject;
●	suspension of the enforcement of creditors’ rights and shareholders’ rights; and
●	loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

These risks may limit or disrupt the exploration and development of mineral projects on which we hold royalty and other interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Public opposition to deep-seabed mining and calls for a moratorium could adversely affect our operations, reputation, and ability to secure necessary permits.

Several non-governmental organizations and other stakeholders have launched vigorous campaigns opposing deep-seabed mining, citing concerns about potential environmental impacts. In response, some participants in the EV supply chain have called for a general moratorium on all forms of deep-seabed mining until further research is conducted on the marine impacts of nodule collection operations. Although TMC is in the process of completing its Environmental and Social Impact Assessment and Cultural Heritage Impact Assessment for the offshore nodule collection segment of the NORI Area D project, the outcome of these assessments remains uncertain.

Public perception and regulatory response to deep-sea mining could delay or restrict TMC’s ability to proceed with commercial operations, which negatively impacts our ability to obtain revenues from the NORI Property. Any such delays or restrictions could have a material adverse effect on our business, financial condition, and results of operations.

Fluctuations or decreases in the prevailing market price of and demand for nickel, manganese, copper, cobalt and other commodities may have an adverse impact on the value of our royalty interest.

The value of our royalty interest and the potential future development of the NORI Property are directly related to the market price of critical metals, including nickel, copper, cobalt and manganese ores and other commodities. For example, our NORI Royalty is calculated based on the gross proceeds from the sale of Products from the NORI Property. Market prices may fluctuate widely and are affected by numerous factors beyond our control or that of any mining royalty company including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of the four critical metals contained in nodules from mine production, inventories and recycled metal; sales by holders and producers of these critical metals; and demand for downstream products containing nickel, copper, cobalt and manganese, including batteries for EV and energy storage that consume high volumes the minerals to produce, and a number of other factors.

Declines in market prices could cause an operator to cease or slow down exploration and development activities, reduce, suspend or terminate production from an operating project or construction work at a development project and negatively impact our ability to obtain revenues from its interests in the future. A price decline may result in a material and adverse effect on our business, results of operations and financial condition.

We depend on the services of our Chair and Chief Executive Officer, President and Chief Financial Officer and other key employees.

We are dependent on the continued services of a small number of key executive management personnel. The loss of services of key members of management or other key employees of ours could have a material adverse effect on the Company. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalty interests is limited and there is competition for such persons. Recruiting and retaining qualified executive management and other key employees is critical to our success and there can be no assurance that we will be successful in recruiting and retaining the personnel we need to successfully operate our business. If we are not successful in attracting and retaining qualified personnel, our ability to execute on our business model and growth strategy could be affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may use leverage in connection with our capital deployment, which could increase the risk of loss.

We may in the future finance acquisitions of royalty or other interests through the use of debt. The use of leverage could magnify the potential for loss if the royalties we acquire do not generate sufficient income to service such debt. In addition, any indebtedness we incur could subject us to restrictive covenants, limit our financial flexibility, and increase our exposure to changes in interest rates. If the cash flow from our royalty portfolio is insufficient to meet our debt service obligations, we may be forced to reduce or delay acquisitions, sell assets, or take other actions that could materially and adversely affect our business, financial condition and results of operations.

Our expected returns from the NORI Royalty, and any future royalty interests we may acquire, are based on numerous assumptions, which may prove inaccurate.

The value of the NORI Royalty, or of any royalty interests we may acquire in the future, and the cash flows they may generate, depend on a number of assumptions, including future production levels, operating costs, capital expenditures, mineral reserve and resource estimates, mine life and commodity prices. These assumptions are made by TMC, as the operator of the NORI Property, and may also be made by operators of any properties underlying royalty interests we may acquire in the future. Such assumptions are inherently uncertain and subject to change, and are often beyond our control. If the assumptions underlying our projected returns are not realized, our revenues could be significantly lower than anticipated, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face intense competition for royalty acquisitions.

We compete with other royalty and streaming companies, as well as mining companies and other potential investors, for attractive royalty acquisition opportunities. Many of our competitors may have greater financial resources, lower costs of capital or more established relationships with operators. Increased competition may result in higher acquisition costs, reduced availability of suitable royalty opportunities or less favorable terms. If we are unable to compete successfully for royalty interests, our growth prospects may be materially limited.

Unsuccessful efforts to acquire new royalties may result in significant costs and reduce our ability to pursue other opportunities.

We expect to devote significant resources to identifying, evaluating and pursuing potential royalty acquisitions. These activities may require us to incur significant transaction costs, including legal, accounting, and technical due diligence expenses, regardless of whether a transaction is ultimately consummated. Unsuccessful acquisition efforts could therefore result in a drain on our financial and management resources and may negatively impact our ability to pursue subsequent opportunities.

The value of our royalty interest depends in part on demand for critical minerals used in EVs and renewable energy storage, which is uncertain.

Our royalty exposure relates to polymetallic nodules that contain nickel, cobalt, copper and manganese, which are critical to EV and renewable energy storage applications. The demand for these minerals is influenced by government incentives, regulatory developments, consumer adoption rates, technological advances, and competing energy storage technologies. Recent uncertainty in the EV and alternative energy markets, particularly in the United States, illustrates that growth in these sectors may not occur at the pace anticipated. If demand for such minerals does not develop as expected or is not sustained, the operators of the properties using the minerals underlying our royalty interests may reduce production or delay development, which could adversely affect our revenues and the value of our royalty portfolio.

Recent actions by the Trump Administration, including the rescission of EV mandates and the suspension of EV-related incentives under the IRA, have introduced uncertainty into the policy environment for clean energy and critical mineral supply chains. These changes could reduce demand for EVs and battery materials, delay project development timelines or affect the economic viability of certain operations. These and any additional such future changes in federal or state policy, political leadership, or public sentiment could adversely affect the NORI Project, or other projects in which we hold royalty interests in the future, and in turn, could materially impact our financial performance and growth prospects.

Certain of our directors and officers also serve as directors and officers of other companies in the mining and/or natural resources sectors, which may cause them to have conflicts of interest.

All of our executive officers are employed by us on a full-time basis and are expected to dedicate substantially all of their working time to their roles with the Company. However, certain of our executive officers and directors also hold officer and/or non-executive directorship positions, advisory positions and/or have significant shareholdings in other companies, including companies involved in natural resources investment, exploration, development and production. As a result, these individuals may, from time to time, have other professional commitments in addition to their responsibilities to the Company.

To the extent that these outside companies operate in the natural resources sector or in other industries in which we currently operate or may in the future operate, our executive officers’ and directors’ outside business activities may give rise to actual or potential conflicts of interest. These may include, among other things, conflicts in evaluating or pursuing corporate opportunities, negotiating and concluding transactions, or allocating time and attention among competing business interests. Any such conflicts of interest, if not appropriately managed, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Shares

Our stock price may be volatile, and could decline significantly and rapidly.

The trading price of our Common Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;
●	the number of Common Shares made available for trading;
●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or variance in our financial performance from expectations of securities analysts;
●	changes in our projected operating and financial results, including changes in the operations of the operator of the property underlying our existing royalty interest;
●	announcements by us or our competitors of royalty interests or other interests or challenges to our existing royalty interests;
●	significant data breaches, disruptions to, or other incidents involving our systems of those of the operators or owners of the property underlying our royalty interest;
●	our involvement in litigation;
●	future sales of our Common Shares by us or our shareholders;
●	changes in our board of directors, senior management, or key personnel;
●	the trading volume of our Common Shares;
●	changes in the anticipated revenue or operations of the property underlying our royalty interest;
●	general, global and national economic and market conditions; and
●	other events or factors, including those resulting from war, incidents of terrorism, pandemics, elections, or responses to these events.

In addition, stock markets with respect to newly public companies, including specifically those that have completed direct listings, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Common Shares as a result of the supply and demand forces unique to companies that have completed direct listings. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Our principal shareholders will have the ability to influence the outcome of director elections and other matters requiring shareholder approval.

Our directors, executive officers, and holders of more than 5% of our Common Shares and their affiliates will collectively beneficially own, in the aggregate, shares representing approximately 29.48% of the voting power of our outstanding Common Shares, voting together as a single class, based on the number of shares outstanding as of April 27, 2026, without giving effect to any sales or purchases that these holders may make upon our listing. These shareholders currently have, and likely will continue to have, considerable influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing a significant corporate transaction, such as a merger or other sale of our company or our assets. This concentration of ownership will limit the ability of other shareholders to influence corporate matters and may cause us to make strategic decisions that could be adverse to the interests of other shareholders.

Sales of substantial amounts of our Common Shares in the public markets, or the perception that sales might occur, could cause the trading price of our Common Shares to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of our Common Shares into the public market, particularly sales by our directors, executive officers, and principal shareholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Common Shares to decline.

Our directors and executive officers and their affiliates hold approximately [29.48]% of our outstanding stock (with approximately 100% of these shares subject to the lock-up agreement described below). Subject to the lock-up agreement described below to the extent applicable, these shares may be immediately sold pursuant to this Report. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our Common Shares for at least six months may rely on Rule 144 to sell their Common Shares, and (ii) our directors, executive officers and other shareholders who have beneficially owned our Common Shares for at least six months, including certain of the Common Shares covered by the applicable prospectus to the extent not sold thereunder, will be entitled to sell their Common Shares subject to volume limitations under Rule 144.

Certain of the shareholders who acquired Common Shares below a specified price, representing approximately 80.11 of the Common Shares, have agreed not to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly our Common Shares, or to enter into any swap or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of our Common Shares, for a period of 24 months after the initial listing date; provided that, of the Common Shares otherwise subject to these restrictions, 500 will be released on the date of the Direct Listing; 10% of the remainder will be released 6 months after the date of the Direct Listing; 15% of the remainder will be released 9 months after the date of the Direct Listing; 15% of the remainder will be released 12 months after the date of the Direct Listing; 15% of the remainder will be released 15 months after the date of the Direct Listing; 15% of the remainder will be released 18 months after the date of the Direct Listing; 15% of the remainder will be released 21 months after the date of the Direct Listing and the rest will be released 24 months from the date of the Direct Listing. Sales of substantial amounts of our Common Shares upon the expiration or early termination of these lock-up restrictions, including following any of the foregoing staggered release dates, or the perception that such sales might occur, could cause the trading price of our Common Shares to decline.

Finally, we expect to file a registration statement on Form S-8 registering future issuances of up to 8,114,593 Common Shares under the Company’s 2025 Plan and the CEO Performance Plan. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to compliance by affiliates with Rule 144.

Our issuance of additional Common Shares in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other shareholders.

We expect to issue additional Common Shares in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, additional royalties, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional Common Shares may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Common Shares to decline. Additionally, we have also entered into the SEPA with Yorkville, whereby, we can sell our Common Shares to Yorkville in an aggregate amount of up to $100 million, subject to certain conditions being met, within 36 months from the date of the Direct Listing. If we sell shares pursuant to this agreement with Yorkville, you will experience dilution.

The CEO Performance Plan may result in material dilution to our shareholders, including accelerated dilution in connection with a change in control, and is based solely on stock price performance.

On March 3, 2026, our Compensation Committee approved, subject to shareholder approval, the CEO Performance Plan solely to authorize a single award of 3,000,000 performance-based restricted stock units to our Chief Executive Officer. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards. On March 19, 2026, our shareholders approved the CEO Performance Plan. See “Directors, Senior Management and Employees — The CEO Performance Plan” elsewhere in this Report for additional information on the CEO Performance Plan.

Based on approximately 55 million common shares outstanding as of April 27, 2026, the reserved common shares represent approximately 5.5% of our outstanding common shares. If all 3,000,000 PRSUs are earned and settled in common shares, the issuance of such shares would increase our outstanding share count by approximately 5.5%, resulting in dilution to existing shareholders.

The PRSUs are earned solely upon the achievement of specified stock price thresholds of $30, $40 and $50 per share (subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar events affecting our comment shares), measured based on a 20-trading day average closing price during a five-year performance period. The performance conditions are not tied to revenue, cash flow, production, reserve growth, return metrics or other operating or strategic milestones and do not incorporate relative total shareholder return or peer benchmarking. Vesting is therefore directly dependent on absolute stock price appreciation, which may be influenced by factors beyond our control. This structure may incentivize a focus on stock price performance within the applicable measurement period, which may not necessarily align with long-term operating performance.

In addition, in the event of a change in control during the performance period, unvested PRSUs will be deemed earned solely to the extent that the per-share transaction price equals or exceeds one or more of the performance thresholds and will be settled immediately prior to closing. Accordingly, a qualifying transaction could result in the accelerated issuance of up to 3,000,000 additional shares (or a substantial cash payment in lieu thereof), resulting in immediate dilution at the time of the transaction and potentially affecting transaction economics.

Although the CEO Performance Plan authorizes only this single award and does not permit additional grants, the potential dilution or cash expense associated with this award could adversely affect the market price of our common shares.

If we cannot meet the continued listing requirements of Nasdaq, Nasdaq may delist our securities.

As a public company, we will be subject to the reporting requirements and the rules and regulations of the applicable listing standards of Nasdaq. If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted, which could negatively affect the market price and liquidity of our securities. In such a case, we may seek to regain compliance by implementing a number of available options. If in the future our securities are delisted from Nasdaq, we could face significant material adverse consequences, including: limited availability of market quotations for our securities; reduced liquidity for our shares; a determination that our shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares; a limited amount of news and analyst coverage; and decreased ability to issue additional securities or obtain additional financing in the future. In addition, as long as our shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares. Additionally, if the securities are not listed on, or become delisted from Nasdaq, for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the securities may be more limited than if our securities were quoted or listed on Nasdaq or another national securities exchange. Shareholders may be unable to sell their securities unless a market can be established or sustained.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

Payment of dividends on our Common Shares is within the discretion of our board of directors and will depend on many factors. See “Financial Information - Dividend Policy”. We anticipate that all available funds will be invested to finance the growth of its business for the foreseeable future.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (Section 404) and reduced disclosure obligations.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the listing of our Common Shares on the Nasdaq Capital Market; (2) the last day of the first fiscal year in which our annual gross revenue is 1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Common Shares less attractive if we choose to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares, and our stock price may be more volatile.

Because we are a corporation incorporated under the laws of British Columbia and some of our directors and officers are residents of Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the U.S. federal securities laws. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. federal securities laws. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

We have identified a material weakness in our internal control over financial reporting, and if we fail to remediate this or identify additional material weaknesses, our ability to accurately report our financial results may be impaired, which could adversely affect investor confidence, our stock price, and our regulatory compliance.

In connection with the audits of our financial statements for the years ended December 31, 2023 and 2024, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified was due to insufficient staffing of qualified accounting and finance personnel and inadequate management oversight of the accounting function, which contributed to material errors in our financial statements. Specifically, we lacked effective controls over: the determination of the fair value of the royalty assets included in the Oil and Gas Royalties when acquired, and the allocation of the consideration issued in connection with the acquisition of the Oil and Gas Royalties between the royalty assets, services performed for us in respect of the transfer of such royalty assets and reasonable charges and expenses incurred relating thereto that were reasonably expected to benefit us; the determination of the fair value of our Common Shares issued in connection with share based compensation; the accounting for financial instruments such as the contingent value right; the accounting for income taxes; and the timing of issuance and repurchase of our Common Shares.

We have begun implementing measures to remediate this material weakness, including engaging external consultants, recruiting experienced accounting and finance personnel, formalizing internal control processes and documentation, and enhancing supervisory reviews. While these remediation efforts are ongoing, we believe that the material weakness identified above continues to exist as of December 31, 2025. These efforts will result in additional costs, primarily related to personnel and consulting fees. However, we cannot assure you that the steps we have taken or may take in the future will be sufficient to remediate the identified material weakness or prevent future material weaknesses.

We have not previously conducted an evaluation of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, including our information technology general and application controls, because such evaluation has not been required. As a result, additional material weaknesses may exist that have not yet been identified. Beginning with our second Annual Report on Form 20-F, we will be required to include a report of management on our internal control over financial reporting. Once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm will also be required to attest to and report on the effectiveness of our internal control over financial reporting.

Our compliance with Section 404 will require substantial accounting and compliance costs and significant management attention. We may need to hire additional personnel with public company experience and technical accounting expertise and compile extensive system and process documentation. If we are unable to complete our evaluation, testing and any required remediation in a timely manner, or if our management or independent registered public accounting firm concludes that our internal control over financial reporting is not effective, we may be unable to produce timely and accurate financial statements. This could result in a loss of investor confidence, a decline in the market price of our Common Shares, and potential sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

We will continue to incur increased costs as a result of operating as a reporting company under the Exchange Act, and our management will continue to be required to devote substantial time to compliance with our reporting company responsibilities and corporate governance practices.

As a reporting company under the Exchange Act, and particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies. Compliance with these laws and regulations has increased and will continue to increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. Our management and other personnel must devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional future costs we will incur as a public company or the timing of such costs.

We are a foreign private issuer under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than domestic registrants.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are not subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. On and after March 18, 2026, our officers and directors, but not our principal shareholders, will be subject to the reporting requirements of Section 16(a) of the Exchange Act. Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

In addition, as a foreign private issuer, we have the option to follow certain British Columbia corporate governance practices rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. See “Item 16G. Corporate Governance”. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

Changes to tax laws may have an adverse impact on us and holders of our Common Shares.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws, or changes in the administrative pronouncements or positions by the CRA, may have a material adverse effect on us. In addition, tax authorities could disagree with us on tax filing positions taken by us and any reassessment of our tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements or positions by the CRA, may also have a material adverse effect on our shareholders and their investment in our Common Shares. Purchasers of our Common Shares should consult their tax advisors regarding the potential tax consequences associated with the acquisition, holding and disposition of our Common Shares in their particular circumstances.

Our Common Shares are equity interests and would be subordinate to future issuances by us of indebtedness.

Our Common Shares are equity interests and do not constitute indebtedness. As such, the Common Shares will rank junior to any indebtedness we may incur and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Upon liquidation, lenders and holders of any outstanding debt securities would receive distributions of our available assets prior to holders of our Common Shares.

U.S. holders of our Common Shares may suffer adverse tax consequences in the event we are considered a passive foreign investment company.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined herein. See “U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “U.S. Federal Income Tax Considerations” for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election (including a protective election) or “mark to market” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

We have not made a formal determination as to whether we would be classified as a PFIC for the tax year ended December 31, 2025 or in past years, and we cannot provide any assurance of our PFIC status for the current or any future tax year.

We have engaged in certain transactions prior to the date of this Report, including the Spin-Out, that may be challenged by tax authorities, which could result in adverse tax consequences.

If a relevant taxing authority were to successfully assert that we did not properly account for, report, or structure these transactions, we could be subject to additional taxes, interest, and penalties. Any such assessment could have a material adverse effect on our financial condition, results of operations, and cash flows. There can be no assurance that the tax positions taken in connection with these prior transactions will be sustained if challenged, or that we will not be required to pay additional amounts as a result of such challenges.

General Risk Factors

Our future growth is to a large extent dependent on our ability to acquire additional royalties, streams or similar interests at appropriate valuations in the future.

As part of our business strategy, we will seek to purchase or otherwise acquire critical metal royalties, streams or similar interests from third party natural resource companies and others. In pursuit of such opportunities, we may fail to select appropriate interests or negotiate acceptable contracts with respect to potential royalties, streams or similar interests, or we may be unable to raise sufficient equity or debt capital, or secure other financing, to acquire the interests or assets we seek. There can be no assurance that we will be able to identify and acquire any additional royalties, streams or similar interests that we pursue on favorable terms or at all, or that any royalties, streams or other interests completed will ultimately generate revenue for us.

We may enter into acquisitions or other material transactions at any time.

In the ordinary course of business, we will engage in a continual review of opportunities to acquire royalties, streams or similar interests, to establish new royalties, streams or similar interests on operating mines, to create new royalties, streams or similar interests through financing mine development or exploration, or to acquire companies that hold royalties, streams or similar interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, the engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial, legal and other confidential information, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes. We may consider obtaining debt commitments for acquisition financing. In the event that we choose to raise debt capital to finance any acquisition, we could be subject to restrictive covenants, limitations on our financial flexibility, and increased exposure to changes in interest rates. We also could issue Common Shares to fund acquisitions. Issuances of Common Shares would dilute existing shareholders and may reduce some or all of our per share financial measures.

We typically do not intend to announce a transaction until after we have executed a definitive agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Any such acquisition could be material to us. All transactions include risks associated with our ability to negotiate acceptable terms with counterparties. In addition, any such acquisition or other transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the mineral project, its operators, or the jurisdictions in which the mineral project is located, and other risks discussed in this Report. There can be no assurance that any acquisitions completed will ultimately benefit us.

Estimates of mineral resources on the NORI Property in which we have, or projects in which we may in the future have, royalty interests are subject to significant revision.

The mineral resources reported by TMC in the Technical Reports have been determined by the mineral project operator based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any mineral resources referred to in this Report related to the NORI Royalty must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretations and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resources is uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed-to-waste ratio or extended declines in market prices for the underlying metals may render some or all of the mineralization uneconomic and result in reduced reported mineral resources. Any material reductions in estimates of mineral resources reported by the operators of our interest, or of their potential ability to extract such mineral resources in the future, could have a material adverse effect on our financial condition.

Changes to the Technical Reports for the NORI Property could adversely affect our business.

The mineral resource estimates for the NORI Property, and any mineral reserve estimates that may be disclosed by TMC in respect of the NORI Property, are supported by the Technical Reports. These reports and related disclosures are subject to the requirements, and evolving interpretation, of S-K 1300. From time to time, TMC may be required, or may determine it is appropriate, to amend, replace or supplement one or more of the Technical Reports or its related technical disclosure, including in response to the SEC interpretation of S-K 1300 or guidance, additional data, changes in assumptions or methodologies, or other developments. Any such amendment, replacement or supplement could result in material changes, including reductions, to reported mineral resources and, where applicable, mineral reserves, as well as changes to mine plans, life-of-mine assumptions and project-level economics. Because our expectations regarding the potential future performance of the NORI Royalty are based in part on TMC’s publicly disclosed technical information, any such changes could have a material adverse effect on our business, financial condition and results of operations.

The mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located.

Exploration, development and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives, referred to as the “Laws,” could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject our interests. Further, breach of a Law may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with Laws or becomes subject to related restrictions that limit its ability to develop our mineral projects, or expand operations, or if an operator were to lose its right to use or access power, water or other raw materials necessary to operate a mine, or if the costs to comply with Laws materially increased the capital or operating costs on the properties where we hold royalties, our revenues could be reduced, delayed or eliminated.

Potential litigation affecting the properties that we have or may in the future have royalty interests in could have a material adverse effect on us.

Potential litigation may arise between the operators of properties on which we have royalty interests or on which we acquire royalties, streams or similar interests in the future and third parties. As a holder of such interests, we generally do not have any influence on litigation such as this and generally will not have access to non-public information concerning such litigation. Any such litigation that results in the reduction, suspension or termination of a mineral project or production from a property underlying our interests, whether temporary or permanent, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may use certain financial instruments that subject us to a number of inherent risks.

While we do not currently do so, from time to time, we may use certain financial instruments to manage the risks associated with changes in precious and other commodity prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to us by the counterparties with whom we entered into such transaction; (ii) market liquidity risk, the risk that any such position cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in us incurring an unrealized mark-to-market loss in respect of such derivative products.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.

We may in the future enter into transactions with entities in which our board of directors and other related parties hold ownership interests. We expect that material transactions with related parties, if any, will be reviewed and approved by our nominating and corporate governance committee or its audit committee, each of which will be comprised solely of independent directors. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

We are exposed to foreign currency risk, which could adversely affect our financial results.

Although we report our financial results in United States dollars, certain expenses and potential future investments related to our royalty interests may be denominated in foreign currencies. As a result, we are subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. We do not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect our financial condition and results of operations.

We rely on third-party service providers for critical information technology systems, and any failure or breach of these systems could adversely affect our business.

We utilize a variety of information technology systems to manage and support our operations, including systems for financial reporting, investment management, and communications. These systems contain proprietary business information and personally identifiable information of our employees. The proper functioning and security of these systems are essential to our operations and are outsourced to third-party service providers. Our systems, and those of our service providers, are vulnerable to damage or disruption from a range of threats, including cyber-attacks, ransomware, malware, unauthorized access, natural disasters, and other catastrophic events. A breach or failure of these systems could result in the loss, theft, or unauthorized disclosure of sensitive information, disrupt our operations, and expose us to legal liability, regulatory penalties, reputational harm, and financial loss. Cybersecurity threats continue to evolve rapidly, and we or our service providers may be unable to anticipate or prevent all such threats. The measures we have implemented may not be sufficient to detect or respond to a cyber incident in a timely or effective manner. Any such event could materially adversely affect our business, financial condition, and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on October 27, 2022 under the BCBCA under the name Low Carbon Royalties Inc. On September 11, 2025, we changed our name from Low Carbon Royalties Inc. to The Metals Royalty Company Inc.

Our principal executive office is located at 1900-333 7th Avenue SW, Calgary, Alberta, Canada T2P 2Z1 and our telephone number is (403) 984-1941. Our registered office is 3500-1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5. Our website address is https://www.themetalsroyaltyco.com/. The information contained on, or that can be accessed through, our website is not part of this Report.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol TMCR.

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file our annual report for each year with the SEC by April 30 of the following year. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to our shareholders.

A foreign private issuer is defined as “any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

“(i) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

“(ii) Any of the following:

“(A) The majority of the executive officers or directors are United States citizens or residents;

“(B) More than 50 percent of the assets of the issuer are located in the United States; or

“(C) The business of the issuer is administered principally in the United States.”

Based on our foreign private issuer status, under existing rules and regulations, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We are also not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. Commencing March 18, 2026, our directors and executive officers, but not 10% shareholders, are required to file ownership reports pursuant to Section 16(a) of the Exchange Act, but our directors, executive officers and 10% shareholders are not subject to “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act.

Despite our exemption due to our foreign private issuer status, we nevertheless currently expect to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

The SEC has issued a concept release relating to potential changes in the definition of foreign private issuer which could make it more difficult for a foreign company to be able to meet the definition of foreign private issuer. Depending on the nature of any change which the SEC adopts in the definition, we may cease to meet the definition of foreign private issuer, which could both increase our costs and make it more difficult for us to raise capital. Further, if we are no longer a foreign private issuer, we will not be able to take advantage of the home company exemption from certain Nasdaq corporate governance regulations and our directors, executive officers and 10% shareholders will be subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. See Item “16G. Corporate Governance” for information as the Nasdaq rules for which we use the home country exception to the Nasdaq rules.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As long as we remain an emerging growth company we will be exempt from the auditor attestation requirement. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which our total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this Report have the meaning associated with that term in the JOBS Act.

Other Information

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

TMCR’s principal website address https://www.themetalsroyaltyco.com/. We do not incorporate the information contained on, or accessible through, TMCR’s website into this Report, and you should not consider it a part of this Report. The SEC also maintains a website at www.sec.gov that contains reports and other information that TMCR files with or furnishes electronically to the SEC.

B. Business Overview

Business Overview

We are engaged in the acquisition and management of critical metals and mineral royalties, streams and other similar interests. We are focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. We aim to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development or environmental risks typically associated with resource production operations. We believe we are well-positioned to benefit from growth in the global demand for critical metals and minerals and the resulting needs of operators for alternative sources of financing to fund their mining and extraction operations.

Our core and only asset is a 2.0% gross overriding royalty on the NORI Property, a polymetallic nodule project being developed by The Metals Company in the CCZ, located approximately 1,500 miles southwest of San Diego, California. We acquired this royalty in 2023 from The Metals Company in exchange for approximately 13.9 million (or 25.15%) of our Common Shares and $5,000,000 in cash. See “Information on the Company — History and Development of the Company” and “Information on the Company — Business Overview — NORI Royalty”. To date, we have not received any royalty revenue from the NORI Royalty. The NORI Property is in development stage and is not currently permitted for commercial production, and the legal regime applicable to such permitting is uncertain. As a result, there can be no assurance that the NORI Property will ever achieve commercial production or, if commercial production is commenced, that such operations will achieve profitable and continued production levels. See “Key Information — Risk Factors — Our sole royalty interest is not on producing properties and this and any future royalty, streaming or similar interests we acquire, particularly on development stage properties, are subject to the risk that they may never achieve production,” and “Information on the Company — Business Overview — NORI Royalty.”

We believe The Metals Company is well-positioned to become a leader in nodule mining. Through its wholly-owned affiliates, The Metals Company holds an exploration license under (“UNISA”) and has submitted two exploration licenses, one commercial recovery permit and one consolidated exploration license and commercial recovery permit application to NOAA for the exploration and commercial recovery of polymetallic nodules in the area secured by the NORI Royalty Agreement. The Metals Company also has strategic global partnerships with key industry participants such as Allseas Group S.A., Korea Zinc Co. Ltd., and PAMCO.

Investment Highlights

1.	We hold our royalty on a potentially significant resource of polymetallic nodules (including cobalt, copper, manganese and nickel).

We own a 2.0% gross overriding royalty on all metals and minerals produced from The Metals Company’s NORI Areas in the CCZ, which is believed to be one of the world’s largest undeveloped nickel, copper, cobalt and manganese resources. Seafloor polymetallic nodules occur in all oceans, but we believe the CCZ hosts a relatively high abundance of nodules.

The Metals Company recently published a PFS, the world’s first deep-sea mining pre-feasibility study on the NORI Area D, including an estimate of probable mineral reserves and TMC has announced that it anticipates first production from the NORI Area D in the fourth quarter of 2027, subject to receipt of necessary permits.

Alongside the Area D Report on the NORI Area D, The Metals Company published the Initial Assessment which applies, in part, to NORI Area A, NORI Area B and NORI Area C. The Initial Assessment also provides scientific and technical information in respect of TMC’s TOML Areas. Our royalty does not apply to the TOML Areas.

The Technical Reports indicate the presence of polymetallic nodules which include nickel, copper, cobalt, manganese and other base metals in the area covered by our royalty interest. The Technical Reports shall not be deemed to be incorporated by reference into this Report or any future filing under the Securities Act or the Securities Exchange Act.

In April 2025, The Metals Company, through its wholly owned subsidiary, TMC USA, submitted two exploration licenses and one commercial recovery permit to the NOAA under the DSHMRA for the exploration and commercial recovery of polymetallic nodules in (but not limited to) the area secured by our NORI Royalty Agreement. In August 2025, The Metals Company received notice of full compliance from the NOAA on its exploration applications. Both applications are now in the certification stage of the process. Following certification, an environmental impact statement will be finalized prior to the issuance of exploration licenses. The Metals Company must also receive the commercial recovery permit prior to commercial production, which it anticipates to commence in the fourth quarter of 2027.

In January 2026, The Metals Company, through TMC USA, submitted a consolidated exploration license and commercial recovery permit application to the NOAA pursuant to the NOAA’s new consolidated application and review process for exploration licenses and commercial recovery permits under the DSHMRA. TMC disclosed that the consolidated application covers the area previously subject to the April 2025 commercial recover permit application (NORI Area D), and also expands on the area subject to the prior application, however, to our knowledge the expanded area does not include any of the other NORI Areas subject to our NORI Royalty Agreement.

See “Information on the Company — Business Overview  — Regulatory and Environmental Status” and “Information on the Company — Business Overview  — NORI Property”.

2.	Current U.S. policies support the emerging offshore metals industry and are creating opportunities for us and our partners.

The U.S. government has indicated policy support for the extraction of offshore critical minerals and resources, which we believe will benefit the proposed operations of The Metals Company and the NORI Property over which we hold our royalty interest. We believe current U.S. policy developments will expedite revenue from our NORI Royalty, as well as encourage third-party mining operations, which could create additional royalty opportunities for us. Recent policy support by the U.S. government validates the importance of domestic critical mineral supply chains — it also has the potential to enhance the long-term value of our NORI Royalty by potentially accelerating project timelines, improving permitting certainty for TMC and attracting capital to the sector.

On April 24, 2025, President Trump issued an executive order titled “Unleashing America’s Offshore Critical Minerals and Resources.” The executive order’s purpose is to advance the development of critical minerals in the U.S. offshore seabed and in areas beyond national jurisdiction, which include the area over which we hold a royalty interest. President Trump directed the Secretary of Commerce and Secretary of the Interior to develop processes and capabilities for expedited permitting for exploration, extraction and processing of seabed mineral resources. Prior to the 2025 executive order, President Trump, on July 22, 2019, issued a Presidential Determination under The Defense Production Act Title III to declare the domestic production capability for rare earth metals and alloys as essential to national defense.

The U.S. Congress has likewise provided support for encouraging the critical minerals industry. In July 2025, the One Big Beautiful Bill Act was signed into law and introduced tax credits for the production of critical metals, allocated $7.5 billion to the Department of Defense for critical minerals projects and generally promotes the onshoring of industries directly or indirectly impacted by critical metals and minerals supply. In December 2024, the Fiscal Year 2025 National Defense Authorization Act was signed into law and called for the Department of Defense to conduct a feasibility study on developing domestic refining capacity for polymetallic nodules.

Even under aggressive build-out scenarios, the U.S. is projected to remain in critical mineral deficit through 2030 and has a stated policy objective of increasing the extraction and processing of critical minerals. We believe these factors will provide us with an opportunity to acquire a pipeline of royalty or similar interests throughout the critical metal and mineral value chain by providing capital to operators.

3.	Partnered with a strong operating company providing an early-mover advantage to deep-sea mining.

We offer investors exposure to the nascent offshore metals and minerals sector through our royalty on the NORI Property. The operator, TMC, is an early mover in the deep-sea mining sector and has invested a significant amount of financial and human capital over a decade in building what we believe is one of the most advanced deep-sea minerals platforms. We believe TMC’s expertise, along with the potential of the NORI Areas, provide a unique opportunity to develop and produce critical metals and minerals such as nickel, copper, cobalt and manganese.

4.	Strong industry and capital relationships backed by an expert, committed management team.

While our royalty on the NORI Areas is our only current asset, we believe we are well-positioned to expand our portfolio through disciplined capital deployment. Our management team has decades of combined experience building and operating businesses in the energy, mining and critical metals industries and has developed commercial relationships and networks across those sectors. We believe this experience will allow us to capitalize on opportunities arising from the current macroeconomic environment.

All of our executive officers are employed by us on a full-time basis and are expected to dedicate substantially all of their working time to their roles with the Company. However, certain of our executive officers and directors also hold officer and/or non-executive directorship positions, advisory positions and/or have significant shareholdings in other companies, including companies involved in natural resources investment, exploration, development, and such other companies that may compete with us for potential assets. See “Key Information — Risk Factors — Certain of our directors and officers also serve as directors and officers of other companies in the mining and/or natural resources sectors, which may cause them to have conflicts of interest.”

5.	Royalty and streaming business model minimizes operational risk.

Our royalty and streaming business model provides exposure to commodity price upside, mine life extensions, expansions, and exploration success while significantly insulating us from operating and capital cost inflation, incremental capital commitments and environmental liabilities from mining operations. Historically, royalty and streaming companies have outperformed traditional mine operators across multiple commodity cycles, supported by higher margins, low corporate overhead, diversification and lower risk profiles.

6.	Capital structure designed for alignment with shareholders.

As of April 27, 2026, approximately 29.48% of our common shares are held by our management and directors, and 25.15% of our common shares are held by The Metals Company, promoting a long-term focus on value creation and alignment of management’s and shareholders’ interests.

We believe we will be well-positioned to fund future critical metals and mineral royalty, stream or other similar interests by raising equity or debt in the capital markets or securing funding from other sources, including potential future proceeds from our existing royalty interest.

Our Market Opportunity

Demand Dynamics

We believe that increased demand for critical metals and minerals and U.S. policy tailwinds present an opportunity for an increase in: (i) mining operations (and therefore potential for us to provide capital to operators in exchange for royalty, stream and similar interests) and (ii) market prices for critical metals and minerals (and therefore potential for greater revenue from our current royalty interest).

We see the potential for increased demand for critical metals and minerals based on the following drivers:

1.Energy Demand, Transformation and Security

End-use demand for critical metals and minerals is accelerating due to electrification across transport, grids and industry. We expect the demand dynamics being created by grid-scale storage and construction, electric vehicles (“EVs”), solar and wind energy, artificial intelligence data centers and efforts towards U.S. re-industrialization will underpin multi-decade growth in material intensity for copper, nickel, cobalt and manganese.

According to the 2025 edition of the IEA’s annual World Energy Investment report, global investment in clean technologies — renewable and nuclear energy, modernized grids, energy storage, low-emissions fuels, efficiency and electrification — is on course to hit a record $2.2 trillion this year, reflecting not only efforts to reduce emissions but also the growing influence of industrial policy, energy security concerns and the cost competitiveness of electricity-based solutions by certain governments.

2.Defense

Defense technologies rely on critical minerals for superalloys, magnets, electronics and propulsion. China currently dominates global processing for many defense-critical minerals, posing supply and national security risks for the U.S., which we believe will cause the U.S. government to continue to promote the development of critical minerals.

3.End-Use Markets and Applications for Nodule-Derived Metals

We believe demand for key industrial metals will also be driven by long-term trends in infrastructure development, electrification and advanced manufacturing — each contributing to a rising dependence on critical minerals. Industries that require the metals contained in polymetallic nodules span multiple sectors, including infrastructure, energy storage and chemicals. In infrastructure, nickel, cobalt and manganese are used in steels, specialty alloys and turbines, and copper is used extensively in cables, wiring, transformers and electronics. In energy storage, nodules can yield battery cathode precursors in the form of nickel, manganese and cobalt sulphates, or intermediary nickel-copper-cobalt matte or alloys, and produce copper cathode for wiring and busbars. In chemicals, cobalt and manganese catalysts are used in refining and industrial processes, and manganese sulphate has agricultural and industrial applications. While end-uses driven by the energy transition still represent a relatively small fraction of total consumption for these metals today, their relative use in EVs and other energy systems is set to increase significantly over the next decades as technology mix, policy support and cost declines accelerate adoption.

METAL	TOP END USE SEGMENTS
NICKEL	Stainless steel (64%), batteries (16%), aerospace & superalloys (8%), electroplating (6%), other (6%)
COPPER	Construction (28.1%), power & utilities (16%), consumer goods (13.4%), transport (13%), industrial equipment (12.1%), HVAC (7.5%), other (9.9%), other (10%)
COBALT	EV batteries (45%), portable device batteries (26%), superalloys (9%), hard metals (4%), catalysts (3%), pigments & ceramics (3%), other (10%)
MANGANESE	Stainless steel (90%), batteries (~1%), other (~9%)

Source: 2024 International Energy Agency Critical Minerals Outlook

Onshoring of Supply Chains and Re-Industrialization

We believe that the current U.S. policy focus on decreasing dependence on critical minerals imports and on re-industrialization will result in an increase in mining operations — and the potential for us to contribute capital and acquire additional royalty, stream or similar interests — in seafloor or other areas under U.S. jurisdiction or U.S.-aligned jurisdictions.

We also believe that this U.S. policy focus and reliance on the types of minerals present in the NORI Property, over which we currently hold our royalty, will expedite regulations and permits for The Metals Company to begin operations in the NORI Area. In 2024, the U.S. net import reliance on certain metals was estimated by the U.S. Geological Survey as follows:

●	Nickel: 48% (excluding alloy scrap, net import reliance would be nearly 100%);
●	Cobalt: 76%;
●	Copper: 45%;
●	Manganese: 100%; and
●	Rare Earth Metals: 80%.

Our Asset

Our core and only asset is a 2.0% gross overriding royalty on production of metals and minerals from the four separate Areas of the CCZ with a combined area of 74,830 km2. See “Information on the Company — Business Overview  — NORI Royalty”.

Our Strategy

Our strategy is to acquire and manage critical metals and mineral royalties, streams and other similar interests. The key pillars of our strategy include:

●	Align with Tier-One Operators: Our existing royalty was granted by The Metals Company, a U.S. publicly listed company with a multi-billion dollar market capitalization with key strategic partnerships and technical collaborations, including with Allseas Group S.A., Korea Zinc Co. Ltd., and PAMCO. We believe The Metals Company is well-positioned to responsibly develop seabed resources. We intend to pursue opportunities to deploy capital in support of other operators we believe in and acquire additional royalty, streaming and other interests from such activities.
●	Capitalize on Scalable, Low-Overhead Royalty and Streaming Business Model: Our status as a non-operating, royalty-focused business allows shareholders to gain exposure to critical assets and projects without taking most of the capital risk of such assets and projects. This gives us the potential to generate shareholder value across multiple commodity cycles, with the expectation of higher margins, low corporate overhead, diversification, and lower risk profiles relative to mine operators.
●	Leverage U.S. Policy Tailwinds: We expect to take advantage of current deglobalization and onshoring initiatives under the Trump Administration’s initiatives to prioritize domestic supply chains of critical minerals.
●	Rely on our expert management team: We are managed by a team of mining, energy, and resource entrepreneurs with decades of combined experience in building and operating businesses and generating shareholder value. We will continue to rely on our experienced management team to source and execute on compelling royalty and other opportunities.

We intend to evaluate and pursue, acquire additional critical metals and mineral royalties, streams and other similar interests that enable us to leverage our knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as“auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts may involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not intend to announce a transaction until after we have executed a definitive agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Regulatory and Environmental Status

While The Metals Company holds an exploration permit under the UNCLOS in respect of the NORI Areas, The Metals Company has now disclosed that it anticipates that any future commercial recovery activities will be conducted pursuant to a permit to be issued by NOAA under the DSHMRA, rather than under the UNCLOS.

In April 2025, The Metals Company, through TMC USA, applied for exploration licenses and commercial recovery permits under the DSHMRA in respect of areas of the CCZ that include, but are not limited to, the NORI Areas. The relevant applications are summarized below:

●	Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ;
●	Exploration License for USA-B Area which covers 121,789 km2 in the CCZ; and
●	Commercial Recovery Permit for USA-A which covers 25,160 km2 in the CCZ (NORI Area D).

The USA-A Area includes, but is not limited to, the area identified as NORI Area D. The USA-B Area includes, but is not limited to, the other NORI Areas. These applications are still under agency review and commencement of commercial recovery by TMC USA is subject to approval of these licenses and permit applications under DSHMRA.

In January 2026, The Metals Company, through TMC USA, applied for a consolidated exploration license and commercial recovery permit under the DSHMRA. TMC disclosed that the consolidated application covers the area previously subject to the April 2025 commercial recover permit application (NORI Area D), and also expands on the area subject to the prior application, however, to our knowledge the expanded area does not include any of the other NORI Areas subject to our NORI Royalty Agreement.

To date, no commercial recovery permits for extracting minerals from the seafloor within the NORI Areas have been granted under DSHMRA.

Employees and Human Capital

We have a small team of investment professionals and administrative staff. We intend to supplement our internal capabilities with experienced technical, legal, and ESG consultants and advisors, enabling us to maintain a cost-efficient structure and minimal corporate overhead. We are committed to fostering a culture of integrity, innovation, and professional development.

Mineral Royalties and Metal Streams

A mineral royalty is a payment to a royalty holder that is typically based on a percentage of the minerals produced or the revenues or net profits generated from the underlying project. Royalties are typically for the life of a mine, or a contracted term or total delivered metal or mineral resources. Royalties are non-operating interests in the underlying project and therefore, the holder is generally not responsible for contributing additional funds for any purpose, including capital and operating costs. Royalties can be commodity specific or structured for multiple metals from the same property, and terms may vary by ore type, metallurgy or other factors.

The main types of revenue-based royalties can be summarized as follows:

●	Gross revenue royalties or gross overriding royalties are based on the total revenue from the sale of production, with minimal or no deductions. Some agreements refer to gross proceeds, which are treated similarly to gross revenues.
●	NSR royalties are calculated on the value of metal production or the net proceeds received by the operator from a smelter or refinery. These payments typically allow for deductions such as transportation, insurance and smelting or refining charges as outlined in the royalty agreement. NSR royalties generally provide cash flow that is not impacted by operating or capital costs, and even a relatively small NSR percentage can deliver economic value comparable to a larger working interest in the same project.

Metal streaming agreements differ from royalties. The holder makes an upfront payment and sometimes ongoing payments for a fixed portion of production, typically at a fixed price or spot linked percentage to market value.

Both royalties and metal streams are non-operating interests, meaning the holder has no obligation to fund operating or capital costs or assume environmental liabilities. These interests are generally established by contract with the property owner and, in many jurisdictions, can be registered against mineral title.

Our History and Development

On November 15, 2022, we completed an initial private financing by issuing 5,000,000 Common Shares for aggregate proceeds of CAD $50,000, including 2,375,000 Common Shares issued to Brian Paes-Braga, our current Chief Executive Officer and Chair of our board of directors, and 125,000 Common Shares issued to a holding company controlled by Brian T. O’Neill, another of our directors. We also approved the entry into indemnification agreements with our directors and officers.

On February 16, 2023, we completed a private financing by issuing 9,153,847 Common Shares at a price of $0.65 per Common Share for aggregate gross proceeds of $5,950,000, including 3,867,693 Common Shares issued to Mr. Paes-Braga, and 307,692 Common Shares issued to a holding company controlled by Mr. O’Neill.

On February 20, 2023, Mr. Braga was appointed as our Chair and Chief Executive Officer.

On February 21, 2023, we entered into the NORI Royalty Agreement pursuant to which NORI created and issued to us a gross overriding royalty interest in the NORI Property. The NORI Royalty entitles us to receive 2% of the gross proceeds from the sale of Products derived from the NORI Property, subject to adjustment if NORI exercises its repurchase options. See “— NORI Royalty”.

Through a series of transactions (described below), including pursuant to the NORI Contribution Agreement and the TMC Subscription Agreement, the aggregate consideration paid by us for the NORI Royalty was $14,000,000.10, which purchase price was satisfied by us through the issuance of 13,846,154 of our Common Shares to TMC and $5,000,000 in cash.

On February 21, 2023, we entered into the NORI Contribution Agreement pursuant to which we acquired the NORI Royalty in consideration for the issuance of a promissory note with a principal amount of $14,000,000.10 (the “TMC Note”) and 5,000,000 contingent value rights (“CVRs”).

On February 21, 2023, we entered into the TMC Subscription Agreement pursuant to which we agreed, as repayment of the TMC Note in full, to issue 13,846,154 Common Shares at a price of $0.65 per share for an aggregate subscription price of $9,000,000.10, as well as repay in cash the remaining principal amount of $5,000,000 owed following such payment to, or as or directed by, TMC.

Also on February 21, 2023, and concurrently with the NORI Royalty Agreement, we entered into the MC Royalty Transactions:

●	Brian Paes-Braga, our Chief Executive Officer and the Chair of our board of directors, agreed to assign to us a 1.4% gross production royalty related to NG Energy International Corp.’s Maria Conchita Block in consideration for the issuance of 10,338,462 Common Shares at a deemed price of $0.65 per share;
●	Brian T. O’Neill, one of our directors, agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

●	Lucas Cahill agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

In connection with the MC Royalty Transactions, we entered into assignment agreements with each of Mr. Paes-Braga, Mr. O’Neill and Mr. Cahill, pursuant to which we assumed all rights, benefits, payments and privileges of such person in respect of their respective royalty related to the Maria Conchita Block. Following completion of the MC Royalty Transactions we held a 1.5625% gross production royalty related to the Maria Conchita Block.

In connection with, and as a condition to, the consummation of the MC Royalty Transactions and the transactions contemplated by the NORI Royalty Agreement, the NORI Contribution Agreement and the TMC Subscription Agreement, we entered into an investor rights agreement (the “Investor Rights Agreement”) with TMC and Mr. Paes-Braga to govern certain of the parties’ rights, duties and obligations. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement”.

On February 21, 2023, Gerard Barron, the Chief Executive Officer of TMC, was appointed as one of our directors. Kyle Hickey was appointed as our President and Don Sewell was appointed as our Chief Financial Officer.

On February 21, 2023, we granted 3,950,000 options under the Legacy Option Plan to directors, officers and advisors of the Company, with each option having an exercise price equal to $0.65.

On March 21, 2023, we entered into a contribution and subscription agreement with Landsons Investment Corporation, pursuant to which Landsons Investment Corporation agreed to assign to us a 1.5625% gross production royalty related to the Maria Conchita Block and a 1.44% gross production royalty relating to NG Energy International Corp.’s SN-9 Block in consideration for the issuance of 3,500,000 Common Shares at a deemed price of $1.50 per share. In connection with the Landsons Transactions we entered into assignment agreements with Landsons Investment Corporation pursuant to which we assumed all rights, benefits, payments and privileges of Landsons’ royalty related to the Maria Conchita Block and SN-9 Block. Following completion of the Landsons Transactions we held a 3.125% gross production royalty related to the Maria Conchita Block and 1.44% royalty related to the SN-9 Block. Each of TMC and Mr. Paes-Braga waived their anti-dilution rights under the Investor Rights Agreement in connection with the Landsons Transactions.

On February 27, 2025, our shareholders approved by unanimous written resolution one or more distributions to our shareholders as a return of capital, in such amounts and times as may be determined at the discretion of our board of directors. On April 18, 2025, our board of directors authorized and approved a return of capital in the amount of $1,072,836.62 in respect of the issued and outstanding Common Shares, resulting in each holder of Common Shares receiving a return of capital equal to $0.025 per Common Share.

On July 10, 2025, NG Energy partially assigned their obligations with respect to our royalty on the SN-9 Block to an affiliate of Maurel & Prom.

On July 25, 2025, we entered into a subscription receipt agreement with Odyssey Trust Company, providing for the issuance of subscription receipts of the Company, with each subscription receipt being convertible, without further action or payment into Common Shares of the Company upon the satisfaction of the Release Conditions prior to March 31, 2026.

Also on July 25, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the first tranche of a non-brokered private placement and issued 2,768,300 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $13,841,500, to be held in escrow in accordance with the Subscription Receipt Agreement.

On August 18, 2025, we held a special general meeting of our shareholders (“SGM”) where our shareholder approved resolutions: (1) to fix the number of directors at five, (2) to approve the name change to “The Metals Royalty Company Inc.”, (3) to approve the Spin-Out and (4) to approve certain amendments to our Articles.

Following the SGM, we entered into the Contribution Agreement with our wholly owned subsidiary, 1554997 B.C. Ltd, to contribute our Oil and Gas Royalties to such subsidiary in anticipation of distributing the shares of such subsidiary to our existing shareholders as a return of capital. Following the Spin-Out, we had no interest in the Oil and Gas Royalties and our business will consist solely of the NORI Royalty.

On September 8, 2025, we issued 2,139,770 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,698,850.

On September 8, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the second tranche of the non-brokered private placement and issued 299,100 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $1,495,500, to be held in escrow in accordance with the Subscription Receipt Agreement.

On September 11, 2025, we changed our name from Low Carbon Royalties Inc. to The Metals Royalty Company Inc.

On September 11, 2025, Kyle Hickey resigned as our President.

On September 11, 2025, Hamed Shahbazi and Jorge Fonseca were appointed as directors of the Company to fill vacancies on the board directors.

On October 31, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the third tranche of the non-brokered private placement and issued 67,081 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $335,405, to be held in escrow in accordance with the Subscription Receipt Agreement. In the event we do not meet the Release Conditions, the proceeds from the subscription receipts will be returned to the subscribers.

On November 10, 2025, we issued 430,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $2,150,000.

On November 10, 2025, our board of directors approved the 2025 Plan and granted the following awards: 891,750 RSUs, 659,250 PSUs and 861,250 options.

On November 28, 2025, Don Sewell was appointed as President of the Company.

On December 1, 2025, we granted an award of 18,000 RSUs and 11,000 options under the 2025 Plan.

On December 5, 2025, we issued 2,000,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,000,000.

On December 17, 2025 we entered into an amendment to the Subscription Receipt Agreement to extend the deadline for the Release Conditions to March 31, 2026.

On December 18, 2025 we issued 3,443,399 Common Shares upon the exercise of options under the Legacy Option Plan. The Legacy Option Plan is now terminated, and no options are outstanding under such plan.

On December 18, 2025 we completed the Spin-Out.

On February 12, 2026, our board of directors authorized and approved a grant of 1,000,000 Unrestricted Stock Awards.

On March 3, 2026, the Compensation Committee of our board of directors, approved, subject to shareholder approval, the CEO Performance Plan and the grant of 3,000,000 PRSUs under the CEO Performance Plan to our Chief Executive Officer. On March 19, 2026, the shareholders approved the CEO Performance Plan.

On March 23, 2026, we met the Release Conditions. As a result, 3,134,481 subscription receipts were automatically exchanged into Common Shares, no subscription receipts remain outstanding and the gross proceeds, from the sale of the subscription receipts, plus interest, were released to the Company.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol TMCR.

NORI Royalty

Following completion of the Spin-Out, our portfolio consists solely of the NORI Royalty. The NORI Royalty Agreement establishes the terms of the NORI Royalty pursuant to which NORI granted us a 2.0% gross overriding royalty interest on gross proceeds from the sale of Products by NORI or its affiliates, without deductions, as determined based on the terms and conditions of the NORI Royalty Agreement, including (i) gross proceeds received from non-affiliate purchasers of Products, (ii) insurance proceeds for Products lost or (iii) a market value calculation in respect of Products sold to affiliates. The property underlying our royalty interest is at the development stage and is not currently in production as of the date hereof.

Pursuant to the NORI Royalty Agreement, the parties agreed that the NORI Royalty is intended, to the maximum extent permitted under applicable law, to constitute an interest in the NORI Property and will run with the NORI Property and title to the NORI Property in perpetuity and continue to apply to the NORI Property and any successors or assigns, subject to the terms of the NORI Royalty Agreement.

To the maximum extent possible under applicable law, NORI will, upon our request, sign and deliver to us, and we may register or otherwise record (or require NORI to register or otherwise record) against the NORI Property, the NORI Royalty Agreement or notice thereof, and any other similar document or documents as we may request that will have the effect of giving notice of the existence of the NORI Royalty to third persons, and protecting our NORI Royalty and our right to receive the NORI Royalty.

If any renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any mineral right is granted as contemplated by the NORI Royalty Agreement, NORI agrees if permissible under law, to execute and deliver such document or documents as we may reasonably request to acknowledge that the NORI Royalty is applicable to the same, including any registration or recording document of any nature whatsoever.

Without limiting the generality of the foregoing, NORI agreed, to the maximum extent possible under UNCLOS and the regulations of the ISA, take all steps and actions necessary, including seeking consent of the ISA and any sponsoring state, to register the NORI Royalty as an encumbrance on any exploitation contract granted to NORI by the ISA, subject to the subordination provisions of the NORI Royalty Agreement in relation to project financing.

Pursuant to the NORI Royalty Agreement, NORI has an exclusive and irrevocable one-time right and option to purchase fifty percent (50%) of the NORI Royalty on or after the second anniversary following the date of the NORI Royalty Agreement, by making a payment (the “First Repurchase Payment”) to us in the amount that, when combined with the aggregate NORI Royalty payments received by us prior to the First Repurchase Payment is made, would provide us with an agreed rate of return. The First Repurchase Right expires on the seventh anniversary following the date of the NORI Royalty Agreement.

If the First Repurchase Right is exercised, and NORI is not in default of its payment obligations under the NORI Royalty, NORI has an exclusive and irrevocable one-time right and option to purchase an additional twenty-five percent (25%) of the original NORI Royalty on or after the fifth anniversary following the date of the NORI Royalty Agreement, by making a payment (the “Second Repurchase Payment”) to us in the amount that, when combined with the aggregate NORI Royalty payments received by us prior to the Second Repurchase Payment is made, would provide us with an agreed rate of return. The Second Repurchase Right expires on the tenth anniversary following the date of the NORI Royalty Agreement.

If both the First Repurchase Right and the Second Repurchase Right are exercised, the ongoing royalty rate will be reduced to 0.5%.

Royalty payments are due within 30 days after the end of each quarter in which the obligation accrues, based on the first sale of Product.

The NORI Royalty Agreement also grants us information rights, requiring NORI to provide us with a royalty statement at the time each NORI Royalty payment is made, which will include details on the quantity, type, and grade of metals and minerals extracted during that quarter and information about the quantity, type and grade of metals and minerals processed and sold during that same period.

We also have the right to audit NORI’s books and records related to royalty calculations, with specific procedures for resolving disputes and addressing deficiencies.

We may assign all or part of our royalty interest with notice to NORI. NORI may only assign its interest in the NORI Property if the assignees agree in writing to be bound by the NORI Royalty Agreement and failure to comply renders any such assignment void as to our royalty interest.

Any future financing of NORI secured by the NORI Property requires the lender to acknowledge in writing the NORI Royalty and agree not to interfere with our rights, in which case we have agreed to subordinate our interest to such financing under specified conditions.

The NORI Royalty Agreement also contains indemnification provisions, under which NORI agrees to indemnify us for third-party claims arising from breaches of law, environmental conditions, or hazardous substances related NORI operation at the NORI Property.

TMC guaranteed and is jointly and severally liable for all obligations of NORI under the NORI Royalty Agreement, including NORI’s obligations to make royalty payments in respect of sales of Product by affiliates such as TMC USA and any indemnity given by NORI.

Principal Markets; Revenue Breakdown

Our future revenues are expected to derive from sales of nickel, cobalt, copper and manganese contained in the polymetallic nodules lifted from NORI Property pursuant to the NORI Royalty Agreement, and sales of minerals by any future operators of projects over which may in the future hold, royalty or stream interests. These metals, which are subject to the NORI Royalty, are expected to support global EV and energy-storage supply chains, with pricing denominated in U.S. dollars and referenced to LME benchmarks.

Because we had no royalty inflows from the NORI Royalty since inception, historical revenue by product or geography is not presented. Beginning with first production, we expect revenue attribution from Products under the NORI Royalty Agreement to break down approximately as follows: 60% nickel, 25% cobalt, 10% copper and 5% manganese.

Market Overview and Strategic Context

The global transition to a low-carbon economy depends on secure, large-scale supplies of critical minerals. According to the IEA, demand for key metals such as nickel and cobalt is expected to increase significantly through 2040 as EVs, stationary storage systems and renewable energy infrastructure scale worldwide. These metals, together with copper and manganese, are core inputs to batteries, motors, power networks, wind turbines and solar balance-of-system components. At the same time, conventional terrestrial mining projects face mounting headwinds, including long and uncertain permitting timelines, elevated geopolitical risk, environmental constraints and increasing social resistance. In this context, polymetallic nodules on the seafloor offer a high-grade, potentially scalable and lower-impact alternative source of supply of critical minerals. We believe the NORI Property is positioned to meet a portion of this growing demand. Through the NORI Royalty, investors gain exposure to a large-scale, long-life and sustainability-aligned asset with the potential to deliver attractive returns as electrification accelerates given the growing demands for energy from multiple industries.

End-use markets and applications for nodule-derived metals

Industries that require the metals contained in polymetallic nodules represent potential market opportunities across infrastructure, energy storage and chemicals. In infrastructure, nickel, cobalt and manganese are used in steels, specialty alloys and turbines, and copper is used extensively in cables, wiring, transformers and electronics. In energy storage, nodules can yield battery cathode precursors in the form of nickel, manganese and cobalt sulphates, or intermediary nickel-copper-cobalt matte or alloys, and produce copper cathode for wiring and busbars. In chemicals, cobalt and manganese catalysts are used in refining and industrial processes and manganese sulphate has agricultural and industrial applications. While end-uses driven by the energy transition still represent a relatively small fraction of total consumption for these metals today, their relative use in EVs and other energy systems is expected to increase significantly over the next decades as technology mix, policy support and cost declines accelerate adoption.

METAL	TOP END USE SEGMENTS
Nickel	Stainless steel (64%), batteries (16%), aerospace & superalloys (8%), electroplating (6%), other (6%)
Copper	Construction (28.1%), power & utilities (16%), consumer goods (13.4%), transport (13%), industrial equipment (12.1%), HVAC (7.5%), other (9.9%), other (10%)
Cobalt	EV batteries (45%), portable device batteries (26%), superalloys (9%), hard metals (4%), catalysts (3%), pigments & ceramics (3%), other (10%)
Manganese	Stainless steel (90%), batteries (~1%), other (~9%)

Source: 2024 International Energy Agency Critical Minerals Outlook

Demand outlook and electrification drivers

End-use demand for these critical metals is accelerating due to electrification across transport, grids and industry. Global EVs sales reached roughly 17 million units in 2024, exceeding 20 percent of total sales, and global battery demand for EV and grid-scale storage surpassed 1 terawatt-hour in the same year. Renewable capacity additions reached about 700 gigawatts in 2024, led by solar PV, while grid investments — particularly in China — have been a major driver of copper consumption over the past two years. These dynamics underpin multi-decade growth in material intensity for copper, nickel, cobalt and manganese across vehicle platforms, grid expansion and industrial equipment.

Supply concentration and structural vulnerabilities

Supply concentration remains a defining feature of critical mineral markets, especially in refining. Across nickel, cobalt, and copper, the top three refining countries, China, Indonesia and Russia, increased their combined share to about 86 percent in 2024, up from 82 percent in 2020, while the top three mining countries, Indonesia, the Democratic Republic of the Congo and Chile, rose from 73 percent to 77 percent over the same period. China refined about 45 percent of global copper and nearly 78 percent of cobalt in 2024, while Indonesia supplied more than 60 percent of mined nickel and around 45 percent of refined nickel, with its role in mixed hydroxide precipitate, matte, and ferronickel continuing to expand. The Democratic Republic of the Congo dominated cobalt mining, accounting for roughly 84 percent of global output. This concentration of supply poses a significant risk, as disruptions in any single country could trigger supply shocks in global commodity markets.

China concentration and United States policy response

Refining and processing of these critical minerals are concentrated in, or controlled by, China. China is the largest producer of refined manganese, cobalt and copper and, while it is the second-largest refiner of nickel, it exerts substantial influence over nickel processing in Indonesia, today’s leading nickel supplier. In 2025, the United States announced a series of measures intended to counter concentration risk, including actions to expedite mining and processing permitting, international critical mineral agreements, efforts to co-locate certain processing facilities on federal or military lands and adjustments to tariffs on certain Chinese imports. The policy objective across the United States, the European Union, Canada and Australia is to reduce import dependence and support domestic and allied-country capacity in mining, refining, recycling and advanced manufacturing. These policy efforts are occurring alongside a broader upscaling of battery and EV manufacturing, with announced U.S.-cell capacity exceeding 1.2 terawatt-hours by 2030 and European initiatives under the European Critical Raw Materials Act (the “EU Critical Raw Materials Act”) designating dozens of strategic projects to streamline permitting and access to finance, while retaining black mass to support a regional recycling industry.

Battery-grade nickel versus ferronickel and nickel pig iron

Distinctions within nickel supply are increasingly important for battery markets. Indonesia’s expansion has been led by ferronickel and nickel pig iron that primarily serve stainless steel. Battery-grade nickel requires nickel sulphate produced via intermediate matte or mixed hydroxide precipitate (MHP)/mixed sulphide precipitate (MSP) conversion and subsequent chemical processing. China remains the largest supplier of nickel chemicals, accounting for a majority of global sulphate output, although Indonesia is scaling its chemicals significantly from a small base as part of a broader industrial policy to capture more value chain steps. Once in production, initially NORI-D and later the greater NORI Property is expected to supply battery-grade nickel sulphate to downstream markets including cell-battery plants.

The case for polymetallic nodules and the NORI Property

Given the wide range of environmental and social impacts associated with conventional land-based mining, we believe it is important to ensure that large volumes of critical metals and minerals are sourced with the lowest environmental, social and economic impacts possible. Polymetallic nodules contain nickel, copper, cobalt and manganese that can be processed into battery-relevant intermediates — such as nickel, manganese and cobalt sulphates, or into intermediate matte or alloy blends — and into copper cathode and alloys for grid and industrial uses. As high-grade terrestrial ore remains limited and global demand increases, a continued reliance on land ores alone would likely expand environmental and social footprints, elevate the risk of supply shortages and increase price volatility. We believe that three of the four metals in polymetallic nodules — nickel, copper and cobalt — are critical in leading economies because they are essential to economic welfare and face supply chain vulnerabilities, and manganese is foundational to steelmaking and a range of industrial applications. We believe the NORI Property offers a potential alternative source that can contribute to supply diversification and resilience, subject to permitting, technical performance and market conditions.

Presentation of IEA charts and scenarios

The charts below published by the IEA show increasing global demand by end-use application for nickel, copper, and cobalt, under the scenario that net zero emissions is achieved by 2050. The IEA provides global demand projections for 37 critical minerals needed for clean energy transitions across various target and technology scenarios. A 2024 study by the IEA shows that the production of energy transition minerals could increase by 2040 to meet the growing demand for low-carbon energy technologies required to keep global warming at 1.5°C with deficits in mined supply emerging for nickel, copper and cobalt before 2030.

IEA Nickel Supply & Demand Outlook

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

Global Nickel Demand Outlook by Sector and Region

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

IEA Copper Supply & Demand Outlook

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

Global Copper Demand Outlook by Sector and Region

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

IEA Cobalt Supply & Demand Outlook

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

Global Cobalt Demand Outlook by Sector and Region in the Stated Policies Scenario (STEPS)

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

Policy environment and investment geography

Although policy settings in major consuming markets continue to evolve, large-scale investment commitments in batteries and EVs remain in place across multiple regions, and permitting and financing programs are expanding to support upstream and midstream capacity. In the United States, 2025 executive actions aim to accelerate critical-minerals permitting and project development and complement manufacturing incentives that have anchored significant announced cell capacity this decade. In Europe, the EU Critical Raw Materials Act is intended to shorten timelines and improve bankability for strategic projects while building a regional recycling ecosystem. Canada and Australia have deployed financing programs to de-risk mineral and processing projects, and, in Western Australia, temporary royalty relief has been extended to support nickel producers during the price downturn. In China, dominance across refining, cell manufacturing and recycling is expanding, and new traceability regimes for rare earth elements are being implemented alongside export controls and licensing mechanisms that affect market access and supply assurance for overseas buyers.

Legislative and policy disclosures related to the “One Big Beautiful Bill” and Critical Metals

The OBBBA, enacted in July 2025, allocates approximately $9.5 billion to bolster U.S. critical mineral supply chains, including $7.5 billion for the Department of Defense and additional funding through energy and defense programs. The law introduces strict “Prohibited Foreign Entity” rules that restrict eligibility for federal incentives if companies have ties to certain countries, and it accelerates the phase-out of key clean energy tax credits, including the repeal of the EV credit under Section 30D after September 2025. These measures signal a strategic pivot toward defense-oriented mineral security and domestic processing capacity, aiming to reduce geopolitical risk and strengthen supply chain resilience.

Defense authorities reinforce these initiatives with The Defense Production Act Title III authorizing funding for critical mineral supply chains, and the Fiscal Year 2025 National Defense Authorization Act directing a feasibility study on domestic refining of deep-sea nodule-derived intermediates. Legislative interest in seafloor resources is further reflected in the introduction of the Responsible Use of Seafloor Resources Act, which, although not enacted, signals policy momentum toward alternative feedstocks. Internationally, the EU Critical Raw Materials Act and U.S. critical mineral agreements with allies such as Japan aim to diversify supply and reduce dependence on high-risk jurisdictions.

These programs create opportunities for projects aligned with electrification and grid modernization megatrends, but participation is subject to evolving rules, competitive allocations and compliance obligations, including prevailing wage, domestic content and foreign entity restrictions. There is no assurance that any project will qualify for or realize anticipated benefits, and interpretations of eligibility — particularly for nodule-derived intermediates — remain uncertain pending further guidance. We will continue to monitor developments in U.S. and allied policy frameworks and adjust our strategy accordingly.

Critical Metals and Global EV Market

Battery chemistries that require metals contained in polymetallic nodules, nickel, cobalt and manganese, which are found in the NORI Property, deliver high energy densities and are typically deployed in EVs requiring long range (e.g., luxury and upmarket passenger cars) and power (trucks). In 2024, these battery chemistries represented only a small portion of the overall use of nickel (~16% of nickel demand) and manganese (<1% of manganese demand). In addition, while 2024 saw an uptick in iron-based cathodes (“LFP”) used in entry-level EVs, production and use of LFP for EVs are concentrated in China. With continued production by Korean, Japanese and European lithium-ion battery producers, nickel-based cathodes are forecasted to retain approximately 50% of overall market share in addition to capturing 85% of cell production capacity outside of China by 2030, with production increasingly pivoting towards high-nickel content longer term. We believe softer-than-expected demand and supply-side expansions have negatively impacted nickel prices, with current prices at their lowest level since 2020, despite battery nickel demand growing 27% year-on-year in 2024.

Projected Share of 2030 cathode pipeline:	2023 cathode product mix — major ex. China suppliers:

Source: Benchmark Mineral Intelligence Cobalt Market Report for Cobalt Institute at Cobalt Congress, New York City. 2024

Increased Interest in Nodules from the United States

In December 2024, the U.S. Congress passed the 2025 National Defense Authorization Act (“NDAA”) which directs the Secretary of Defense, in coordination with the Assistant Secretary of Defense for Industrial Base Policy, to complete a “Feasibility study of domestic refining of deep-sea critical mineral intermediates” within calendar year 2025. The report from the Assistant Secretary of Defense for Industrial Base Policy to the House Armed Services Committee prescribed in the fiscal year 2024 NDAA “Critical and Strategic Minerals and Materials Sourcing from Seafloor Resources” has yet to be made publicly available.

Environmental Opportunity

All nickel, copper, cobalt and manganese today are produced from land ores or recycled metal stock. We believe existing metal stocks available for recycling are insufficient to meet current demand. Even with high end-of-life product recycling rates, most of the new demand over the coming decades will have to be met by new mining. We believe the land-based mining sector is fundamentally challenged: ore grades are falling, production is moving to some of the more biodiverse and conflict-prone regions in the world, accessing ore bodies often requires a complete removal of ecosystems situated on and above such orebodies, and removing, breaking or tunneling through significant tonnage of waste rock. Toxic levels of heavy elements often found in land orebodies typically need to be removed, stored and maintained indefinitely, a real challenge on seismically active and wet tropical islands in countries like Indonesia that accounts for most of the growth in nickel supply.

As a result of a vigorous campaign by several non-governmental organizations, some participants in the EV supply chain have called for a general moratorium on all forms of deep-seabed mining until there is more knowledge about marine impacts of nodule collection operations. While TMC’s Environmental and Social Impact Assessment (“ESIA”) and Cultural Heritage Impact Assessment (“CHIA”) for offshore nodule collection segment of the NORI Area D project is still ongoing, based on already completed research into lifecycle impacts of critical metal production specifically from deep-sea polymetallic nodules, TMC identified how nodules can potentially provide an opportunity to significantly compress most lifecycle ESG impacts associated with conventional metal production from land ores.

To quantify environmental footprints of metal production from nodules as compared to conventional land ores, TMC commissioned several lifecycle assessments (“LCAs”) looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and manganese products from polymetallic nodules and how it compares to land-based routes. An LCA white paper examining a comprehensive set of impacts was commissioned by TMC and co-authored by certain TMC executive officers in 2018 and reviewed by subject matter specialists and published on TMC’s website in April 2020; an LCA research paper focusing on climate change impacts was peer-reviewed and published in the Elsevier Journal of Cleaner Production in December 2020; an LCA research paper focusing on solid waste streams was peer-reviewed and published in the Yale Journal of Industrial Ecology in January 2022 and an independent LCA compliant with the International Organization for Standardization Standard 14040 on TMC’s NORI Area D project was conducted by Benchmark Minerals Intelligence (“Benchmark”) and released in March 2023. Based on these LCA assessments that TMC commissioned, we believe that TMC is positioned to become one of the lowest ESG footprint metal companies in the industry. The March 2023 LCA by Benchmark shows that the NORI Area D project model performed better in each impact category analyzed than all the land-based processing routes chosen for comparison, except for the global warming potential and water consumption of producing cobalt sulfate, in which one land-based route performed better. While most of these reductions are attributable to the unique characteristics of the polymetallic nodule resource as described above, the elimination of solid processing waste streams onshore is due to TMC’s investment in a near-zero-waste flowsheet design and part of the low carbon emissions are due to TMC’s strong preference to locate onshore processing facilities in places with access to low-carbon power.

NORI Property

Introduction

In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s IG7 were replaced with new disclosure requirements under SK-1300. The property disclosures in this Appendix A are presented in accordance with SK-1300, subject to certain exemptions contained in the rule.

While S-K 1300 generally contemplates that registrants that hold royalty, streaming or other similar rights will provide property-level disclosure that is comparable to the disclosure provided by the operators of those properties, including mineral resource and mineral reserve estimates and supporting technical information, S-K 1300 also provides certain accommodations to such registrants. In particular, Item 1303(a)(3) and Item 1304(a)(2) of Regulation S-K permit a registrant that holds royalty or similar rights to omit information that would otherwise be required under Items 1303 and 1304 where obtaining the information and preparing related disclosure would result in an unreasonable burden or expense, provided that the registrant explains the omission and provides all information that it does possess or can obtain without incurring an unreasonable burden or expense. We rely on these accommodations with respect to the NORI Royalty. In light of our size, the early stage of our business and the fact that we are a non-operating royalty company with a single material royalty interest, we have determined that obtaining and preparing a separate S-K 1300 technical report summary and related mineral resource and mineral reserve disclosure for the NORI Property solely for inclusion in this Report would, at this time, result in an unreasonable burden or expense for us. Instead, information from the Technical Reports below for background and context and provide the other information regarding the NORI Royalty and the NORI Property that we can provide without incurring an unreasonable burden or expense.

Absent an exemption or accommodation, a registrant that discloses mineral resources or mineral reserves for a material property must obtain a dated and signed technical report summary from a qualified person identifying and summarizing the information reviewed and the conclusions reached by the qualified person about the mineral resources or mineral reserves determined to be on that property. As noted above, we have determined that commissioning and preparing a separate S-K 1300-compliant technical report summary for the NORI Property solely for our purposes would result in an unreasonable burden or expense. Accordingly, we have not sought to obtain, and do not intend to obtain, a dated and signed technical report summary from a qualified person pursuant to Item 1302(b)(1) of Regulation S-K for the NORI Property, and we therefore do not present mineral resource or mineral reserve estimates, or any economic analysis generally, for the NORI Royalty in this Report.

See Appendix A and Appendix B for further information about the NORI Property.

Location

The NORI Property is located within the seafloor in the CCZ of the north-east Pacific Ocean between Hawaii and Mexico. The western end of the CCZ is approximately 1,000 km south of the Hawaiian island group.

The NORI Property is comprised of four separate areas (NORI A, B, C and D) of the CCZ with a combined area of 74,830 km2.

NORI Area D covers 25,160 km2 and is the easternmost of the four NORI exploration areas. Its center point is at latitude 10° 29’ N and longitude 116° 57’ W, approximately 850 km due west of the nearest land — the uninhabited Clipperton Island.

History

A nickel, manganese, cobalt, and copper resource occurring as polymetallic nodules is located on the seafloor in the CCZ. Four consortia of offshore development companies demonstrated the technical feasibility of collecting, lifting, and converting nodules into metals in the 1970s, but development of the industry was impeded by the absence of regulation and a governing body.

Regulatory Regimes

United Nations Convention on the Law of the Sea

In 1994, the United Nations established the ISA pursuant to UNCLOS. The ISA governs the development of seabed resources for UNCLOS member states in the territories beyond the exclusive economic zones governed by coastal states (the “Area”).

In 2010, the ISA adopted Regulations on Prospecting and Exploration for Polymetallic Nodules in the Area. In July 2011, the ISA granted TMC subsidiary, NORI, an exploration contract covering NORI Area A, B, C, and D. These exploration contracts do not confer any commercial production rights. The ISA has not finalized the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS, which must be finalized before exploitation contracts may be granted.

Deep Seabed Hard Mineral Resources Act

Once the ISA became operational in the 1990s, most reciprocating states transitioned to the UNCLOS/ISA system. The United States, however, remains outside that framework.

In 1980, the U.S. enacted the DSHMRA authorizing the NOAA to issue licenses for exploration and permits for commercial recovery from the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure that U.S. entities can participate in seabed mining despite the U.S. not being a party to UNCLOS.

DSHMRA provides a regulatory structure administered by NOAA, an agency under the U.S. Department of Commerce. NOAA’s implementing regulations detail the criteria and conditions for issuance of deep-seabed exploration licenses and commercial recovery permits to U.S. citizens, including any individual, corporation, or other entity organized under the laws of a U.S. state or territory.

NOAA is not restricted under DSHMRA from issuing licenses or permits over areas that are also subject to ISA exploration or exploitation contracts.

Before any license or permit is issued, NOAA must determine that the proposed activities meet a series of statutory requirements, including that the activity: (i) will not unreasonably interfere with the lawful use of the high seas by other states; (ii) is consistent with U.S. foreign policy and international obligations; (iii) does not create a risk to international peace and security; (iv) is not expected to result in significant adverse environmental effects; and (v) does not pose undue risk to life or property at sea.

Exploration licenses under DSHMRA grant exclusive rights to conduct technical studies in a defined area and are issued for ten-year terms. Commercial recovery permits authorize full-scale extraction for a period of 20 years subject to extension and are subject to enhanced environmental and operational requirements. To date, NOAA has issued exploration licenses over four areas, of which two are active, however it has not issued any commercial recovery permits under DSHMRA. TMC USA, a wholly owned subsidiary of TMC, is the first U.S. citizen to apply for a commercial recovery permit.

In April 2025, TMC, through TMC USA applied for exploration licenses and commercial recovery permits under DSHMRA in respect of areas of the CCZ that include, but are not limited to, the NORI Property. The relevant applications are summarized below:

●	Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ.
●	Exploration License for USA-B Area which covers 121,789 km2 in the CCZ.
●	Commercial Recovery Permit for USA-A which covers 25,160 km2 in the CCZ (NORI Area D).

USA A includes (but is not limited to) the existing ISA approved exploration Area identified as NORI Area D. USA B includes (but is not limited to) the existing ISA approved exploration Areas identified as NORI Areas A, B and C.

In January 2026, The Metals Company, through TMC USA, applied for a consolidated exploration license and commercial recovery permit under the DSHMRA. TMC disclosed that the consolidated application covers the area previously subject to the April 2025 commercial recover permit application (NORI Area D) and also expands on the area subject to the prior application, however, to our knowledge the expanded area does not include any of the other NORI Areas subject to our NORI Royalty Agreement.

These applications are still under agency review and commencement of commercial recovery by TMC USA is subject to approval of these licenses and permit applications under DSHMRA. As of the date of this Report, TMC USA does not hold any exploration licenses or commercial recovery permits under the DSHMRA framework.

See “— Recent Developments”.

The NOAA review process includes a determination whether applications for exploration licenses are in full or substantial compliance with the applicable requirements under DSHMRA and its implementing regulations within 30 days of receipt and whether applications for a commercial recovery permit are complete within 60 days. NOAA has notified TMC USA that its exploration license applications are in substantial compliance with the applicable requirements. NOAA is then expected to proceed with a full review of TMC USA’s applications, including interagency consultation with other U.S. government departments (including the Department of State, the Department of Defense and the Environmental Protection Agency), preparation of an Environmental Impact Statement, or EIS, under NEPA, and a public comment period. NOAA will determine whether to issue the requested licenses and permit, and if so, under what terms and conditions. All licenses and permits issued under DSHMRA are subject to oversight, periodic reporting and potential suspension or revocation for noncompliance or unforeseen environmental harm. NOAA issued four exploration licenses in 1984 to U.S. sponsored consortia for polymetallic nodule exploration in the CCZ. Two of these licenses (USA-1 and USA-4) remain active and are currently held by Lockheed Martin. These licenses have been renewed until 2027 in accordance with DSHMRA’s statutory provisions, which require NOAA to grant extensions if the licensee has substantially complied with license terms.

TMC USA has submitted applications for such rights, and subject to regulatory review and approval, anticipates that any future commercial recovery activities would be conducted pursuant to a permit issued by NOAA under the U.S. legal regime, rather than under UNCLOS.

TMC expects to be subject to additional U.S. laws and regulations as development progresses.

To date, no commercial recovery permits for extracting minerals from the seafloor within the NORI Property have been granted under ISA or DSHMRA.

Recent Developments

On April 24, 2025, President Trump issued an executive order titled “Unleashing America’s Offshore Critical Minerals and Resources” (the “Executive Order”). The Executive Order’s purpose is to advance the development of critical minerals in the U.S. offshore seabed and in areas beyond national jurisdiction. In the Executive Order, President Trump directed federal agencies to streamline and expedite permitting for exploration, extraction and processing of seabed mineral resources and maintain environmental standards with the purpose of securing America’s access to critical mineral resources.

In July 2025, NOAA issued proposed amendments to its regulations under DSHMRA (15 C.F.R. Parts 970 and 971), published as FR Doc. 2025-12513 (90 Fed. Reg. 29806). The proposed rule introduces a new consolidated application procedure under § 971.214, allowing applicants to submit a single application for both an exploration license and commercial recovery permit. These changes are intended to modernize and streamline the DSHMRA permitting process. The proposed rule underwent a public comment period until September 5, 2025. DSHMRA and its regulations do not include a statutory deadline for application review. However, the Executive Order directs the Commerce Secretary to implement an expedited permitting process under DSHMRA.

On July 27, 2025, TMC USA submitted amended exploration applications with additional information requested by NOAA. NOAA confirmed that both exploration license applications were fully compliant and it had begun its certification process.

On August 11, 2025, TMC USA received notice of full compliance from the NOAA on its exploration applications, and reconfirmation that TMC USA has priority right over both exploration areas. Both applications entered the certification stage in late July, which TMC expects to be approximately 100 days. TMC has announced a targeted production start date of Q4 2027.

On January 21, 2026, NOAA issued the final rule, titled “Deep Seabed Mining: Revisions to Regulations for Exploration Licenses and Commercial Recovery Permit Application,” updating NOAA’s regulations implementing the DSHMRA and modernizing the federal permitting framework. The final rule established a consolidated application and review process pursuant to which qualified applicants may submit a single application for both an exploration license and a commercial recovery permit, and may incorporate environmental, geological, and engineering data collected during exploration activities directly into commercial recovery permit applications.

On January 22, 2026, TMC USA submitted a consolidated exploration license and commercial recovery permit application under NOAA’s updated framework.

NORI Project Overview

This section presents the NORI Areas project’s footprint, how the resource formed, how it is benchmarked, the mine plan and cost positioning, the offshore collection system, and the onshore processing route including the initial tolling strategy and the contemplated transition to chemical and refined products. Quantitative items and figures are sourced from the Technical Reports.

Presentation of Estimated Reserves and Revenue, Life of Mine and Similar Information

Under S-K 1300, disclosure of mineral resources and mineral reserves must be based on, and accurately reflect, information and supporting documentation prepared by one or more “qualified persons,” as such term is defined in S-K 1300. A registrant is responsible for determining that a person meets the qualifications specified under the definition of qualified person and that the disclosure in the registrant’s filing accurately reflects the information provided by the qualified person. As discussed above, as a royalty company, our only material property for purposes of S-K 1300 is the NORI Royalty over the NORI Property, and we do not operate, develop or control the NORI Property. In order for us to disclose mineral resources or mineral reserves for the NORI Property under S-K 1300, qualified persons engaged by us would be required to obtain, review and independently verify extensive technical, operating, cost and economic information for the NORI Property and to prepare a separate technical report summary and supporting documentation that meets all of the detailed requirements of S-K 1300. In light of our size, the early stage of our business and the fact that we are a non-operating royalty holder with a single material property, we have concluded that undertaking this work at this time would result in an unreasonable burden or expense within the meaning of Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. As a result, we do not disclose estimated mineral reserves, recoverable resources, estimated recoverable resources, expected life of mine and estimated revenue over life of project for the NORI Royalty in this Report.

Resource base

The NORI Royalty covers the NORI Property. The NORI Areas are typically 4,000 to 6,000 meters. The initial development focus is NORI Area D, which spans approximately 25,160 square kilometers.

Figure 1: CCZ regional map showing NORI A to D

Geological characteristics

Polymetallic nodules are discrete, centimeter-scale concretions that form over millions of years at the sediment — water interface through the slow precipitation of dissolved metals from seawater and sediment pore waters. This process occurs via two mechanisms: hydrogenetic growth, where metals precipitate directly from seawater, and diagenetic growth, where metals migrate upward from sediment pore fluids. The nodules typically consist of concentric layers of manganese and iron oxides surrounding a nucleus, which can be a fragment of older nodule material, pumice, or other debris. In the NORI Areas, nodules are widely distributed across abyssal plains at depths of 4,000 to 6,000 meters and rest unattached on the seafloor surface, often forming dense carpets with coverage exceeding 50% in high-abundance zones. There is no overburden to strip and no host rock to drill or blast, eliminating the need for conventional mining infrastructure such as pits, shafts, or waste dumps. Collection involves tracked subsea vehicles that gently lift nodules from the sediment surface using low-pressure intake heads, minimizing sediment disturbance. The nodules are then transferred as a slurry through a vertical riser and lifting system to a surface production vessel, where they are dewatered and stored in cargo holds. From there, they are transshipped to bulk carriers for delivery to shore-based processing facilities. This unique deposit geometry and mining method result in a zero-strip ratio and a fundamentally different environmental and operational profile compared to traditional mining.

Mining method

Tracked seafloor collectors travel along pre planned lanes and lift nodules from the sediment surface using low pressure intake heads designed to limit sediment entrainment. Collected material is screened on the collector and transferred into a subsea buffer that smooths flow. A vertical riser and lifting system conveys a slurry of nodules from the buffer to a surface production vessel. The riser is engineered for the hydraulic head across approximately 4 to 6 kilometers of water column and incorporates redundancy to support high uptime. On the surface vessel, nodules are dewatered and stockpiled for periodic transshipment to ocean going bulk carriers. Hydrodynamic, sediment and plume modeling inform limits on collector speed, spacing and operational thresholds.

Figure 5: Graphic depicting nodule collection system

Figure 6: Flow mixture overview of nodule collection system

Processing method

Shore based processing follows a modular flowsheet that uses proven unit operations adapted to nodule chemistry. Feed is conditioned as required, then smelted in a rotary kiln electric furnace to produce a nickel copper cobalt matte. Manganese largely reports to a silicate stream. Matte is converted and refined to saleable nickel, copper and cobalt intermediates or products. The manganese stream can be marketed as silicate or, where warranted by market conditions, processed to manganese sulfate. The flowsheet targets high overall metal recoveries, low solid waste onshore and flexibility in the product mix as market conditions evolve.

Figure 7: Major equipment and associated stream from pyrometallurgical complex

Initial Commercialization

PAMCO Contracts

Early commercialization relies on third-party rotary kiln electric furnace tolling capacity to monetize matte and shorten time to market. The initial phase will utilize established tolling arrangements with PAMCO at its Hachinohe facility in Japan. PAMCO has already completed demonstration-scale trials using nodules from NORI’s 2022 test mining campaign, including calcining and smelting operations that validated the ability to produce high-quality nickel-cobalt-copper alloy and manganese silicate. The facility will initially process approximately 1.3 million wet tonnes per annum of nodules, producing alloy and then matte once sulfidation and converting units are installed. This phased approach allows TMC to defer significant capital expenditure on greenfield smelting infrastructure while maintaining early revenue generation. Beyond PAMCO, additional RKEF capacity in Indonesia is expected to be contracted to handle incremental volumes as production ramps up to 3 million wet tonnes per annum per vessel. These tolling arrangements are structured to ensure TMC retains ownership of nodules and finished products, providing flexibility in marketing and downstream integration.

Future Product Transition

The commercialization plan is structured as a staged evolution from intermediate products to high-value battery-grade chemicals and refined metals. The first phase focuses on producing and selling nickel-cobalt-copper matte through tolling agreements with existing smelters and refiners, leveraging proven RKEF technology to minimize execution risk. As throughput scales and operating experience is gained, the operator intends to commission a U.S.-based hydrometallurgical refinery beginning in Year 6 of operations. This facility will process matte into nickel sulfate, cobalt sulfate, copper cathode and ammonium sulfate fertilizer, with an initial capacity aligned to 6 million wet tonnes per annum of nodules. By Year 10, the plan anticipates full transition to in-house refining of all matte volumes through two hydrometallurgical plants with combined capacity for 12 million wet tonnes per annum. This progression is designed to capture higher margins, reduce reliance on third-party tolling and align the product slate with demand from EV battery supply chains, stainless steel markets and energy infrastructure. The staged approach also provides flexibility to adapt to evolving market conditions and regulatory frameworks while maintaining optionality for manganese sulfate production for emerging battery chemistries.

Figure 8: Major equipment and associated stream from hydrometallurgical complex

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements prepared in accordance with IFRS. This discussion contains forward-looking statements that involve significant risks and uncertainties. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below. All amounts are shown in U.S. dollars unless otherwise indicated

Overview

The Company is engaged in the acquisition and management of critical metal and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain. The Company commenced operations in October 2022 as a British Columbia corporation named Low Carbon Royalties Inc. In September 2025, the Company changed its name to The Metals Royalty Company Inc.

Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development, or environmental risks typically associated with resource production operations. The Company’s core and only asset is a 2.00% gross-overriding royalty (“GORR”) from The Metals Company Inc.’s (“TMC”) wholly owned subsidiary, Nauru Ocean Resources, Inc. (“NORI”). We believe we are well-positioned to benefit from growth in global demand for critical metals and minerals, and the needs of operators for alternative sources of financing to fund their mining and extraction operations.

In August 2025, we entered into the Contribution Agreement, as amended in December 2025, with a former subsidiary, 1554997 B.C. Ltd., to contribute our royalties in respect of NG Energy International Corp.’s operations (the “Oil and Gas Royalties”) to 1554997 B.C. Ltd. in anticipation of distributing the shares of 1554997 B.C. Ltd. to our existing shareholders as a return of capital (the “Spin-Out”). The Spin-Out was consummated on December 18, 2025, and we no longer have any interest in the Oil and Gas Royalties business.

In connection with the Spin-Out, we met the criteria for classifying the Oil and Gas Royalties business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the results of operations have been adjusted for all periods presented to present the Oil and Gas Royalties business as discontinued operations.

Prior to the Spin-Out, our portfolio consisted of metals and minerals and oil and gas royalty and streaming assets. Following the Spin-Out, our metals and minerals royalty and streaming assets consist of the NORI royalty.

We do not conduct exploration, development or mining operations on the properties in which we hold interests and we are not required to contribute additional capital costs, exploration costs, environmental costs or other operating costs on these properties.

On March 23, 2026, the Nasdaq granted conditional approval to list our common shares under the symbol TMCR.

Historical Royalty Portfolio

The discussion below includes a description of our royalty interest portfolio prior to the Spin-Out.

TMC (Exploration — Critical Minerals — NORI (CZZ)) — 2.00% GORR

In Q3 2024, TMC announced the successful commercial-scale processing of polymetallic nodules, producing calcine.

In April 2025, TMC submitted its application for Commercial Recovery of Deep-Sea Minerals in the High Seas under the US Seabed Mining Code.

In May 2025, TMC announced a $37 million equity investment from strategic investors.

In June 2025, TMC announced a $85.2 million strategic investment from Korea Zinc, a world-leader in non-ferrous metal refining and pCAM technology to advance development of deep-seabed critical minerals for the United States.

In August 2025, TMC announced receipt of notice of full compliance from the National Oceanic and Atmospheric Administration (“NOAA”) on its exploration application and reconfirmation that TMC USA has priority right over both exploration areas. In conjunction with this announcement, TMC announced the world’s first mining reserves for a seafloor polymetallic nodule project with 51 million tonnes (Mt) of probable mineral reserves and expected commercial production to commence in the fourth quarter of 2027.

In January 2026, TMC USA submitted a consolidated application for an exploration license and commercial recovery permit under NOAA’s updated regulatory framework.

Maria Conchita (Producing — Natural Gas — Colombia) — 3.125% GORR

On March 25, 2024, NG Energy announced the closing of a debt financing for up to US$100.0 million and an initial advance of US$40.0 million from Macquarie Group to refinance existing debts outstanding and advance the development of its Maria Conchita Block and SN-9 Block.

In April 2024, NG Energy announced it entered into additional natural gas offtake agreements ranging from three to five years with creditworthy counterparties at undisclosed prices.

In August 2025, NG Energy announced it commenced drilling the Aruchara-4 well at its Maria Conchita Block.

Sinu-9 (Producing — Natural Gas — Colombia) — 1.44% GORR

In August 2024, NG Energy announced the commissioning of the 28.3 kilometer pipeline at Sinu-9.

In September 2024, NG Energy announced the closing of a $30.0 million (CAD) private placement common share financing with a use of proceeds to advance the development of Sinu-9.

In November 2024, the first natural gas sales at Sinu-9 were reported by NG Energy.

In early 2025, NG Energy announced the sale of a 40% operating working interest of the Sinu-9 block to an affiliate of Maurel & Prom S.A. for cash consideration of US$150.0 million to help accelerate the development of the natural gas resources at Sinu-9.

In April 2025, NG Energy announced it achieved steady production volumes in excess of 10 MMcf/d from its Magico-1X and Brujo-1X wells at Sinu-9, and successful delivery of natural gas to the Promigas National Transportation System.

In July 2025, NG Energy, with Maurel & Prom S.A., announced the acquisition of the minority working interests (28%) at Sinu-9 with NG Energy purchasing 7% and Maurel & Prom S.A. purchasing 21%. The working interest acquisitions are expected to close simultaneously with the previously announced Maurel & Prom S.A. transaction announced in early 2025.

In August 2025, NG Energy announced gross production at Sinu-9 had reached 22 MMcf/d.

Results of Operations

Comparison of the Years Ended December 31, 2025 and December 31, 2024

The following table summarizes our results of operations for the year ended December 31, 2025 and 2024. These results take into consideration the classification of the Oil and Gas Royalties business as a discontinued operation.

	December 31,	December 31,
For the years ended,	2025	2024	Change
Operating expenses
General and administrative expenses	$6,067,900	$870,750	$5,197,150
Share-based compensation expenses	640,207	338,229	301,978
Total operating expenses	6,708,107	1,208,979	5,499,128
Operating loss	(6,708,107)	(1,208,979)	(5,499,128)
Interest income	244,467	57,906	186,561
Loss from continuing operations before income taxes	(6,463,640)	(1,151,073)	(5,312,567)
Income tax (expense) / recovery from continuing operations	(380,170)	293,969	(674,139)
Net loss from continuing operations	(6,843,810)	(857,104)	(5,986,706)
Net income from discontinued operations	7,959,161	573,828	7,385,333
Net income / (loss) and comprehensive income / (loss)	$1,115,351	$(283,276)	$1,398,627

Operating expenses

Operating expenses consists of general and administrative expenses and share-based compensation expenses. General and administrative expenses increased by $5.2 million from $0.9 million for the year ended December 31, 2024 to $6.1 million for the year ended December 31, 2025. The increase was primarily due to the following factors:

●	One-time direct listing costs of approximately $1.6 million, which includes incremental legal fees associated with the preparation and review of our registration statement, third-party service providers for accounting support, as well as additional audit and consent letter fees incurred with the registration process;

●	Legal and accounting fees increased by $1.6 million, primarily reflecting fees paid to external accounting consultants engaged to assist with the preparation of financial statements for the years ended December 31, 2024 and 2023, and the nine month period ended September 30, 2025, in connection with our direct listing. In addition, the Company incurred audit fees performed by our independent registered public accounting firm;
●	Personnel costs increased by $1.4 million, primarily due to hiring personnel to support the Company’s growth strategy, our obligations as a public company, as well as incentive compensation accrued during the period; and
●	Office and administrative expenses increased by $0.5 million, largely due to higher travel and investor relations costs.

Share-based compensation expenses increased by $0.3 million due to additional equity grants issued in the fourth quarter of 2025. There were no equity grants in 2024.

Recovery of income taxes from continuing operations

During the year ended December 31, 2025, we recognized a deferred tax expense of $0.4 million related to the temporary difference associated with the TMC royalty and streaming interest, partially offset by the temporary difference associated with non-capital losses. During the year ended December 31, 2024, we recognized a deferred tax recovery of $0.3 million related to continuing operations in equal amounts to the deferred tax expense related to discontinued operations.

Discontinued operations

	December 31,	December 31,
For the years ended,	2025	2024	Change
Royalty income	$1,118,283	$1,458,739	$(340,456)
Depletion	(156,908)	(590,942)	434,034
Gain on spin-out of assets	6,617,616	—	6,617,616
Income from discontinued operations before income taxes	7,578,991	867,797	6,711,194
Recovery / (Provision) of income taxes	380,170	(293,969)	674,139
Net income from discontinued operations	$7,959,161	$573,828	$7,385,333

Discontinued operations consists of royalties earned from the sale of commodities that underly royalty rights related to the Oil and Gas Royalties business, less depletion, plus the gain on the spin-out of assets, net of income taxes. Royalty income decreased by $0.3 million from $1.5 million for the year ended December 31, 2024 to $1.1 million for the year ended December 31, 2025 due to decreased production of natural gas and slightly offset by an increase in natural gas prices in Colombia. Depletion decreased by $0.4 million from $0.6 million for the year ended December 31, 2024 to $0.2 million for the year ended December 31, 2025 primarily due to the decreased production of natural gas, and the classification of the Oil and Gas Royalties assets as held for sale at September 30, 2025. Additionally, the Oil and Gas Royalties business recognized a deferred tax recovery of $0.4 million as a result of a decrease in the deferred tax liability for the Oil and Gas Royalties business.

Liquidity and Capital Resources

Since our inception, we have incurred operating losses. Our source of liquidity is cash generated from equity issuances. During the year ended December 31, 2025, the Company raised $22.8 million from the issuance of common shares.

Our working capital and liquidity position as at December 31, 2025 consists of current assets of $18.9 million, including cash of $18.4 million, and $17.1 million of net working capital. This compares to current assets of $1.7 million, including cash of $1.4 million, and $1.6 million of net working capital, as of December 31, 2024.

We expect our expenses to increase in connection with our ongoing activities, as we plan to hire additional staff and incur substantial accounting and compliance costs associated with becoming a public company.

Until such time that we can generate royalty revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings or debt offerings. Even if we do achieve profitability, we may finance additional royalty or other interests through these means. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, current ownership interests will be diluted. If we raise additional funds through debt financing, if available, this may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. We may be required to raise additional funds when needed through the issuance of equity or debt and if we are unable to raise additional funds when needed, it will have an adverse impact on our business.

Based on anticipated cash on hand, and the financing proceeds associated with converting the subscription receipts into common shares of the Company, the Company anticipates having sufficient cash to fund operations through the fourth quarter of 2027, when the first production from the NORI Area D is anticipated.

In July 2025, the Company entered into a subscription receipt agreement with Odyssey Trust Company (“Odyssey”), as amended on December 17, 2025, providing for the issuance of up to 4,000,000 subscription receipts at $5.00 per share for a total consideration of $20.0 million, which is held in escrow by Odyssey. Upon receipt of conditional approval for the public listing of the Company’s shares on a national stock exchange prior to March 31, 2026, the subscription receipts will automatically convert to common shares and the Company will be entitled to the cash proceeds. If the Company does not meet the escrow release requirements, namely written confirmation of conditional approval from a national stock exchange in connection with the public listing of the Company and delivery of a release notice to Odyssey by the Company certifying that the release conditions have been achieved prior to March 31, 2026, the cash proceeds held by Odyssey and any interest earned will be returned to the investors. During the year ended December 31, 2025, $15.7 million of gross proceeds was received by Odyssey related to 3,134,481 subscriptions receipts sold under this arrangement. The subscription receipt agreement operates as a forward contract for the issuance of shares. Upon receipt of conditional approval for the public listing of the Company’s shares prior to March 31, 2026, the Company is obligated to issue a fixed number of shares for a fixed amount of cash, therefore the instruments will be equity classified. All proceeds were paid directly to Odyssey and only upon the public listing of the Company’s shares and the release of the proceeds from escrow will the Company record the issuance of the common shares and receipt of the financing proceeds. The Company does not have significant decision making authority in directing the activities of the escrow agent and does not have significant risks and rewards associated with the cash proceeds. The Company only has the ability to obtain the economic benefits that flows from investing the cash if the Company meets the escrow release requirements. Accordingly, as of December 31, 2025, the proceeds from the subscription receipts are not reflected as an asset and corresponding liability in the Company’s financial statements. On March 23, 2026, the Nasdaq granted conditional approval to list our common shares. As a result, the escrow release requirements were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow by Odyssey, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts.

In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subsequent receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company. As of December 31, 2025, the Company does not have the ability to exercise its right to issues shares as the public listing of the Company’s common shares has not yet occurred. Upon the public listing of the Company’s shares, the Company will owe to Yorkville a $1.0 million commitment fee, payable in shares of common stock or cash, at the Company’s election.

In our opinion, our working capital is sufficient for our present requirements.

Summary of Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended
	December 31,
	2025	2024
Net cash provided by (used in):
Operating activities	$(3,233,596)	$537,784
Investing activities	(14,279)	—
Financing activities	20,219,245	—
Net increase in cash	$16,971,370	$537,784

Operating Activities

During the year ended December 31, 2025, operating activities used $3.2 million in cash, primarily due to a net loss from continuing operations of $6.8 million, offset by cash flows from discontinued operations of $1.5 million, working capital changes of $1.5 million, and non-cash charges of $0.6 million for share-based compensation.

During the year ended December 31, 2024, operating activities provided $0.5 million in cash, primarily due to a net loss from continuing operations of $0.9 million and non-cash charges of $0.3 million of deferred tax assets, offset by non-cash charges of $0.3 million for share-based compensation and cash flows from discontinued operations of $1.4 million.

Investing Activities

During the year ended December 31, 2025, investing activities of $14 thousand was related to the purchase of computer equipment.

There were no investing activities during the year ended December 31, 2024.

Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities of $22.8 million related to proceeds received from sales of common shares offset, partially offset by the Spin-Out of 1554997 BC Ltd. and a return of capital of $1.1 million.

There were no financing activities during the year ended December 31, 2024.

Contractual Obligations and Other Commitments

As of December 31, 2025 and December 31, 2024, we did not have any payments due over the succeeding five-year period pursuant to any contractual obligations.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Related Party Transactions

Related party transactions include transactions with directors and executives who represent key management personnel. Refer to Note 10 “Related Party Disclosures” of our annual financial statements and the accompanying notes.

Critical Accounting Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

Asset Acquisitions

Asset acquisitions are recorded at cost, which can include cash consideration and common share consideration. The cost basis of asset acquisitions are based on the estimated fair value of the consideration paid unless the estimated fair value of the acquired assets is considered more reliable. When asset acquisitions are included in the same arrangement as other assets or services, the estimated fair value of the acquired assets and services is used to allocate the consideration paid on a relative fair value basis if fair value can be reliably estimated for all of the assets and services. Otherwise, the estimated fair value for the more reliably estimated component is used, with the residual value allocated to the other component. For those asset acquisitions measured based on the estimated fair value of the consideration paid, changes in the assumptions of the fair value of common shares may materially affect the initial recognition amount for transactions that include common share consideration. For those asset acquisitions measured based on the estimated fair value of the acquired assets, changes in the assumptions of the fair value of those assets may materially affect the initial recognition amount.

Depletion

Royalty and streaming interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of, and assessing the recoverability of, the carrying value of royalty and streaming interests. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including the estimated number of units of proved plus probable reserves. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and streaming interests.

Impairment and reversal of impairment of royalty and streaming interests

Assessment of impairment and reversal of impairment of royalty and streaming interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty and streaming interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse or beneficial change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecasted commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve conversion, future capital expansion plans and the associated attributable production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and streaming interests could impact the impairment or impairment reversal analysis.

Valuation of share-based compensation

Management determines the costs for share-based compensation using market-based and non-market-based valuation techniques. The fair value of the stock option awards and restricted share units with service-based vesting conditions (“RSUs”) and restricted share units with service-based and performance-based vesting conditions (“PSUs”) is determined at the date of grant for employees and as service is provided for non-employees. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the fair value of the underlying common share, future volatility of the share price, expected dividend yield, future employee turnover rates, option exercise behaviors, the estimated vesting period for PSUs, and the probability of achieving non-market vesting conditions. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation.

Income taxes

The interpretation and application of new and existing tax laws or regulations in Canada, the United States of America or any of the countries in which the Company’s royalty interests are located requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves. The Company reassesses its deferred income tax assets at the end of each reporting period.

Discontinued operations

The assessment of whether the held for sale criteria are met requires the use of judgment by management. Under IFRS 5, the judgmental criteria include whether the asset (or disposal group) is available for immediate sale in its present condition, whether the likelihood of sale is highly probable, and the disposal must be expected to be completed within one year from the date of classification. Changes in any of the judgements used in determining if an asset (or disposal group) meets the held for sale criteria could impact the classification of the related assets and liabilities and presentation of income (loss) between continuing and discontinued operations.

Valuation of Spin-Out

The valuation of the net assets distributed to the Company’s shareholders as part of the Spin-Out was recognized at fair value, based on the estimated fair value of the royalty interests transferred, and the accrued royalty collections from the Oil and Gas business since April 30, 2025 and cash and accounts receivable at April 30, 2025. Significant assumptions used in estimating the fair value of the royalty interests in the Maria Conchita Block and SN-9 Block included discount rates that reflect current market conditions and uncertainties, as well as estimated future cash flows attributable to the royalty interest derived from proved reserves estimates.

Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial assets are cash, accounts receivable, and related party receivables. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to credit risk, liquidity risk, commodity price risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks and ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to our cash and receivables. As of December 31, 2025, our maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its receivable balances.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

Commodity price risk

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for petroleum, natural gas, metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

Foreign currency risk:

Although the Company reports its financial results in United States dollars, certain expenses and potential future investments related to its royalty interests may be denominated in foreign currencies. As a result, the Company is subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. The Company does not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect the Company’s financial condition and results of operations.

Capital risk management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, which is managed by the Company’s management team subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants. As of December 31, 2025, the Company has cash totaling $18.4 million.

Dependence on third-party operators

We are not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by us. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from our asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators may not always be aligned with our interests. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by us. Our inability to control or influence the exploration, development or operations for the properties in which we hold or may hold royalties or streams may have a material adverse effect on our business, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with us; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with us.

We may not be entitled to any compensation if the properties in which we hold or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which we hold an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which we have little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on our business, results of operations and financial condition. The effect of any such transaction on us may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honored by operators of a project

Non-performance by our counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, we may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that our financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on our business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by us do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time-consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adverse to us, it may have a material adverse effect on our business, results of operations and financial condition.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. The provisions include:

●	we are only required to include two years of audited financial statements in this Report, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
●	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”; and
●	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time we no longer qualify as an emerging growth company. We would cease to qualify as an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (c) the last day of the fiscal year in which the market value of our Common Shares held by non-affiliates exceeded $700.0 million as of July 31 of such fiscal year.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Foreign Private Issuer Status

We will report under the Exchange Act as a “foreign private issuer” under the U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our executive officers, the members of our board of directors and our principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. On and after March 18, 2026, our officers and directors, but not our principal shareholders, will be subject to the reporting requirements of Section 16(a) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of our board of directors or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this Report. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Recently Adopted Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures

In May 2024, amendments to IFRS 9 and IFRS 7 were issued, which clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently assessing the impact of the new standard.

Subsequent Events

Common Shares Issued

In February 2026, the Board of Directors approved the grant of 1,000,000 unrestricted share awards pursuant to the Company’s LTIP to a consultant of the Company. Accordingly, the Company issued 1,000,000 common shares of the Company at a deemed issue price of US$5.00 per share.

Share-Based Awards Granted

On March 10, 2026, the Board of Directors approved, subject to shareholder approval, the CEO Performance Plan to authorize a single award of 3,000,000 PSUs to the Company’s CEO. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards.

The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vested will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. On March 19, 2026, the shareholders approved the CEO Performance Plan.

Direct Listing

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol TMCR.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our revenue is directly tied to commodity prices and we are exposed to prevailing market prices which can impact our revenues and profits. In addition, the NORI Royalty is outside of the United States, which exposes us to additional jurisdictions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our board of directors currently consists of five members, each of whom is a member pursuant to the board composition provisions of our articles. Our directors are elected each year at the annual general meeting and hold office until our next annual general meeting or until he or she sooner ceases to hold office. Under our articles, between annual general meetings of our shareholders, the directors may increase the size of the board to appoint one or more additional directors, but the number of additional directors appointed in this manner must not at any time exceed one-third of the number of current directors who were elected or appointed at the previous annual meeting of shareholders. The directors also have the power to fill casual vacancies.

The table below sets out the names and the province or state and country of residence of each of our directors and executive officers, their positions and offices with us, and the number of our Common Shares held by each of them as at the date of this Report. The term of office of each of the directors will expire at the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

Name	Age	Position(s)	Date elected or appointed
Executive Officers:
Brian Paes-Braga	38	Chief Executive Officer and Chairman	February 20, 2023
Donald Sewell	36	President and Chief Financial Officer	February 21, 2023
Non-Employee Directors:
Brian T. O’Neill(1)(2)(3)	41	Director	November 10, 2022
Gerard Barron	59	Director	February 21, 2023
Jorge Fonseca(1)(2)(3)	54	Director	September 11, 2025
Hamed Shahbazi(1)(2)(3)	51	Director	September 11, 2025
(1)	Member of our audit committee.
(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Unless otherwise indicated, the business address of each director and executive officer is s c/o The Metals Royalty Company Inc., 1900 Dome Tower 333 7th Ave SW, Calgary, Alberta, T2P 2Z1.

Biographical information

The following is a summary of certain biographical information concerning our directors, director nominees and executive officers as of the date of this Report.

Executive Officers

Brian Paes-Braga

Mr. Brian Paes-Braga is the Managing Partner at SAF Group, Western Canada’s largest alternative capital provider. Since its founding in 2014, SAF has deployed over C$4.5 billion across more than 60 investments. Mr. Paes-Braga has led company-building transactions across a range of sectors, with over C$1 billion in debt and equity financings and over C$5 billion in market value creation. He is Chairman of NG Energy International Corp., a growth-orientated natural gas exploration and production company focused on delivering long-term shareholder and stakeholder value through the discovery, delineation and development of large-scale natural gas fields. Mr. Paes-Braga was Founder and CEO of Lithium X Energy Corp., a lithium resource company which, within 2.5 years, raised approximately C$53 million and was acquired in an all-cash deal for C$265 million. Mr. Paes-Braga was formerly Chair of the board of directors of Thunderbird Entertainment, and a former board member of DeepGreen Metals (now TMC The Metals Company Inc.). Mr. Paes-Braga attended the Owner President Management (OPM) Program at Harvard Business School.

Don Sewell

Mr. Don Sewell is a private and public company finance executive and former energy investment banker. Mr. Sewell currently serves as the President and Executive Director of NG Energy International Corp., a Canadian-listed energy company with assets in Colombia and previously was a senior leader in the growth equity and energy transition investments team of SAF Group. Prior to his role at SAF, he served as the Chief Financial Officer of a TSX-listed consumer-packaged goods company and spent several years in the energy investment banking groups of a big six Canadian bank and an independent energy investment dealer. Mr. Sewell holds a BSc degree from McGill University and is a CFA charterholder.

Non-Employee Directors

Brian T. O’Neill

Mr. Brian T. O’Neill is Vice President of SAF Growth at the SAF Group. He is a former director of Gold-X Mining which was sold to Gran Colombia Gold (now Aris Gold). He spent nearly a decade in the practice of law with leading Canadian law firm, McCarthy Tétrault LLP. His practice began in the areas of corporate and commercial law, with a focus on mergers and acquisitions, corporate reorganizations, corporate finance, intellectual property and commercial transactions. He then shifted his practice to focus on corporate tax matters, with a particular emphasis on the tax-related aspects of mergers and acquisitions and corporate reorganizations. Mr. O’Neill received his B.Sc. Honours in Molecular Genetics, with first-class standing, and his LL.B., with distinction, from the University of Alberta. He is a member of the Law Society of British Columbia and has completed CPA Canada’s In-Depth Tax Course.

Gerard Barron

Mr. Gerard Barron is the Chairman and Chief Executive Officer of TMC The Metals Company. Mr. Barron is a seasoned entrepreneur with a track record of building global companies in battery technology, media and future-oriented resource development both as a chief executive officer and strategic investor. In 2001, Mr. Barron founded Adstream, a global advertising technology and services provider, and served as the company’s Chief Executive Officer until December 2013.

A leader in future-oriented resource development, Mr. Barron has been at the forefront of deep-sea minerals since 2011, when he played a key role in the early formation and financing of DeepGreen (now The Metals Company). As CEO since 2017, Mr. Barron is pioneering efforts to responsibly source critical metals from deep-sea polymetallic nodules.

Jorge Fonseca

Mr. Fonseca is the Chief Executive Officer of NG Energy International Corp. He has over 24 years of experience in the oil and gas and investment banking sectors and has extensive in country experience in Colombia. Most recently, Mr. Fonseca served as Structure Trade Finance Director for the oil bench in Europe, the Middle East and Africa for British Petroleum. He has worked at BP p.l.c., Frontera Energy Corp., Pacific Rubiales Energy Corp., Citigroup Inc., BBVA S.A. and Corporacion Andina de Fomento (CAF). Mr. Fonseca holds a Bachelor (Honors) of Science in Economics from Buckingham University (UK) and a Masters (Honors) in International Finance from the University of Glasgow (UK).

Hamed Shahbazi

Mr. Shahbazi is the Founder, Chief Executive Officer and Chairman of WELL Health Technologies Corp. He is a technology focused operator and investor with more than 25 years of experience. He founded TIO Networks Corp., a former TSX-V listed company, which was acquired by PayPal Holdings, Inc. in 2017. Mr. Shahbazi served as the Chief Executive Officer and Chairman of TIO Networks Corp. from its inception in August 1997 until its acquisition in 2017. As of October 1, 2023, Mr. Shahbazi sits on the board of TSX listed HEALWELL AI and NASDAQ listed Niagen Bioscience. Mr. Shahbazi owns and operates Impactreneur Capital Corp. which has made a number of investments across public and private companies which focus on technology enablement as a key point of differentiation.

B. Compensation

The following discussion describes the significant elements of the compensation program for our management and executive officers as of December 31, 2025. Our management and executive officers for the year ended December 31, 2025 are:

●	Brian Paes-Braga, our Chief Executive Officer and Chairman;
●	Donald Sewell, our President and Chief Financial Officer; and
●	Kyle Hickey, our former President, who resigned as president on September 11, 2025.

To succeed in our industry and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers with the experience and skills necessary to meet our business objectives. These include strong leadership and management capabilities that are suited to our entrepreneurial culture and the evolving nature of our industry. Our executive officers demonstrate a proven ability to successfully lead and manage our growth and operational objectives. They are also key to inspiring a culture of operational excellence which is at the foundation of our success and our continued ability to foster ongoing growth.

We intend to design our executive officer compensation program to achieve the following objectives:

●	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers with the skills and experience that are critical to our success;
●	motivate our executive officers to achieve our business and financial objectives;
●	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and
●	provide incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship.

As we transition from being a privately held company to a publicly traded company, we will continue to evaluate our compensation philosophy and compensation program as circumstances require, which may include the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as needs may require.

Compensation-Setting Process

While the board of directors is ultimately responsible for determining all forms of compensation to be awarded to our executive officers and directors, our Compensation Committee will be responsible for assisting our board of directors in fulfilling its governance and oversight responsibilities with respect to our compensation policies and practices. Our Compensation Committee will also be responsible for ensuring that our compensation policies and practices reflect an appropriate balance of risk and reward consistent with our risk profile while motivating performance consistent with our growth objectives.

Our Compensation Committee’s responsibilities will be set out in its written charter and will include responsibilities for administering our compensation programs and reviewing and making recommendations to our board of directors concerning the level and nature of the compensation payable to our directors and executive officers. Our Compensation Committee’s oversight will include reviewing objectives, evaluating performance and ensuring that the total compensation paid to our executive officers is fair and reasonable, consistent with the objectives of our compensation program and aligned with our goals. See also “Management — Committees of our Board of Directors — Compensation Committee”. It is anticipated that our Chief Executive Officer will make recommendations to the Compensation Committee each year with respect to the compensation of our other executive officers.

Our Compensation Committee will also be responsible for reviewing the compensation program to ensure it continues to meet its objectives and remains aligned with industry best practices and making recommendations for any changes to our board of directors, as appropriate.

Long-Term Incentive Compensation

Although we do not yet have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our shareholders. In addition, we believe equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.

We previously made share option grants to our NEOs under the Legacy Option Plan. In anticipation of the Direct Listing, our board of directors delivered a notice to the holders of options under our Legacy Option Plan, giving them 30 days from the date of such notice to exercise their options. We issued 3,443,399 Common Shares upon the exercise of such options and no options remain outstanding under the Legacy Option Plan, which has been terminated.

On November 10, 2025, December 1, 2025 and February 12, 2026, we granted awards under the 2025 Plan. In the future, we will award long-term incentives consisting of equity-based awards under the 2025 Plan.

On March 3, 2026, the Compensation Committee of our board of directors, approved, subject to shareholder approval, the CEO Performance Plan and the grant of 3,000,000 PRSUs under the CEO Performance Plan to our Chief Executive Officer. We intend for this grant of PRSUs under the CEO Performance Plan to be the sole grant of equity incentive awards of any kind made by the Company to the Chief Executive Officer for the next four years. On March 19, 2026, the shareholders approved the CEO Performance Plan.

Summary Compensation Table

The following table sets out information concerning the compensation, earned by, paid to or awarded to our executive officers for the year ended December 31, 2025:

						All Other
			Bonus	Option	Stock	Compensation	Total
Name and Principal Position	Year	Salary ($)(1)	($)(2)	Awards(3)	awards(4)	($)	($)
Brian Paes-Braga	2025	75,000	675,000	692,500	1,852,500	—	3,295,000
Chief Executive Officer and Chairman
Donald Sewell	2025	37,500	262,500	159,275	426,075	—	885,350
President and Chief Financial Officer
(1)	Amounts include compensation paid through consulting arrangements.
(2)	Bonus awards include signing bonuses ($225,000 for Mr. Paes-Braga and $112,500 for Mr. Donald Sewell) related to services performed from May 2025 to October 2025.
(3)	Option awards are based on the Black-Scholes option valuation model.
(4)	Represents the grant date deemed value of RSUs that were granted during the year ended December 31, 2025, determined at $5.00 per RSU and the fair value of PSUs as of the grant date determined using the Monte Carlo Simulation Model at $2.41 per PSU.

As of the date of this Report, we have not set aside or accrued any amounts for our executive officers to provide pension, retirement or similar benefits.

Agreements with our Named Executive Officers

Effective November 1, 2025, we have entered into temporary consulting agreements with Brian Paes-Braga, our Chief Executive Officer and Chairman and Don Sewell, our President and Chief Financial Officer (each, an “Executive Officer”). Prior to such temporary consulting agreements we did not have employment or service agreements in place with our executive officers and compensation was approved by our board of directors as part of the annual budget. Pursuant to the temporary consulting agreements now in force, pursuant to which we have agreed, as compensation for the services associated with such roles, to provide fixed monthly service fees ($37,500 per month for Brian Paes-Braga and $18,750 per month for Don Sewell), reimbursement of reasonable expenses, eligibility for short term incentives in the form of annual cash bonuses (150% of annualized service fee for Brian Paes-Braga and 100% of annualized service fee for Don Sewell) and incentive participation in the 2025 Plan, with both forms of incentive compensation to be determined at the discretion of the Compensation Committee. Each Executive Officer and the Company may terminate the respective agreement for fundamental breach. In such case the Executive Officer is entitled to fees earned to date. The Company may terminate each agreement, other than for fundamental breach, by providing twelve months’ notice or pay in lieu thereof (or a combination thereof). All vested Awards shall be exercisable by the Executive Officer in accordance with the terms of the applicable Award and unvested Awards will be cancelled upon the effective date of termination. Each Executive Officer may terminate his agreement, other than for fundamental breach by providing 90 days’ written notice to the Company. The Company has the right, upon such notice, to immediately terminate the Executive Officer’s engagement and provide a lump sum payment equal to the monthly fees that would have been paid for the remainder of the 90-day period. Each Executive Officer shall be reimbursed for any properly incurred expenses upon termination of the agreement for any reason. In addition, if the Executive Officer’s engagement is terminated by the Company other than for fundamental breach or for good reason during the twelve-month period following a change in control, the Executive Officer will be entitled to receive their monthly service fee to the effective date of termination if not already paid, an amount equivalent to twelve months of monthly service fees and accelerated vesting of all unvested equity-based incentives in accordance with the applicable equity incentive plan.

We expect to enter into permanent employment or service agreements with the Executive Officers following the Direct Listing to replace the temporary consulting agreements currently in place.

Outstanding Option Awards at Fiscal Year Ended December 31, 2025

	Number of	Number of
	Securities	Securities
	Underlying	Underlying	Option	Option
	Options (#)	Options (#)	exercise	expiration
Name	Exercisable	Unexercisable	price($)	date
Brian Paes-Braga	—	250,000	5.00	11/10/2035
Chief Executive Officer and Chairman
Donald Sewell	—	57,500	5.00	11/10/2035
President and Chief Financial Officer

Equity Incentive Plans

Legacy Option Plan

Pursuant to the Legacy Option Plan, we granted incentive stock options to our officers, directors, employees, advisors and consultants. The total number of Common Shares that was issuable under the Legacy Option Plan was limited to 10% of our issued and outstanding Common Shares. In anticipation of the Direct Listing, our board of directors delivered a notice to the holders of options under our Legacy Option Plan, giving them 30 days from the date of such notice to exercise their options. We issued 3,443,399 Common Shares upon the exercise of such options and our board of directors allowed a portion of such options to be net settled as an alternative to exercise, in accordance with the Legacy Option Plan. No options remain outstanding under the Legacy Option Plan, which has been terminated.

The Legacy Option Plan provided for a net settlement procedure as an alternative to exercising each option by paying the exercise price in cash. With prior written approval from our board of directors, certain option holders elected to transfer and dispose of a specified number of options to the Company in exchange for a number of Common Shares having fair market value equal to the intrinsic value of the options disposed of and transferred to the Company. The number of Common Shares issued in connection with a net settlement was calculated using the following formula:

X = (Y) x (B – A) / (B)

where X is the number of Common Shares to be issued, Y is the number of options surrendered, B is the fair market value of one Common Share at the date of exercise, and A is the exercise price per share. No fractional shares were issued and any fractional amount was rounded down to the nearest whole number.

Pursuant to the Legacy Option Plan, prior to the securities of the Company being listed or quoted on an organized trading facility (a “Going Public Transaction”), our board of directors had authority to require that there be no outstanding options under the Legacy Option Plan. In anticipation of the Direct Listing, our board of directors delivered a notice to the option holders giving them 30 days from the date of such notice to exercise their options. As a result, there are no options outstanding under the Legacy Option Plan, and such plan is terminated. In the event that the Company does not complete the Going Public Transaction, the Company will, to the extent reasonably practicable, grant to the former option holders an option equivalent (including the original vesting terms, if any) to the option cancelled or exercised, provided that in the case of an option that was exercised, the former option holder surrenders for cancellation the Common Shares acquired upon the exercise of such option.

2025 Equity Incentive Plan

The 2025 Plan was approved by our board of directors on November 10, 2025. The 2025 Plan is designed to provide flexibility to use various equity-based incentive awards as compensation tools to motivate our workforce.

We reserved 5,114,593 of our Common Shares for the issuance of awards under the 2025 Plan (the “Initial Limit”). The 2025 Plan provides that the number of shares reserved and available for issuance under the 2025 Plan will automatically increase on January 1, 2026 and each January 1 thereafter, by (i) such number of Common Shares equal to the difference between the number of Common Shares reserved and available for issuance under the 2025 Plan and 10% of the number of our outstanding Common Shares, in each case on the immediately preceding December 31 or (ii) such lesser number of Common Shares as determined by the administrator of the 2025 Plan (the “Annual Increase”). The number of shares reserved under the 2025 Plan is subject to adjustment in the event of a share split, share dividend, or other change in our capitalization.

The Common Shares we issue under the 2025 Plan will be authorized but unissued shares or shares that we reacquire. The Common Shares underlying any awards under the 2025 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of Common Shares or are otherwise terminated (other than by exercise) will be added back to the Common Shares available for issuance under the 2025 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive share options shall not exceed the Initial Limit, cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 5,114,593 Common Shares.

The 2025 Plan is administered by our Compensation Committee. The administrator of the 2025 Plan has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, to impose any limitations and/or vesting conditions on each award and to determine the specific terms and conditions of each award, subject to the provisions of the 2025 Plan. In the event a participant’s regular level of time commitment in the performance of such participant’s services for us or one of our affiliates is reduced (for example, if the participant has a change in status from full-time to part-time) or takes an extended leave of absence after the date of grant of any award, subject to applicable law, the administrator of the 2025 Plan may (i) make a corresponding reduction in the number of shares subject to any portion of such award that is scheduled to vest after the date of such change in time commitment and (ii) in lieu of or in combination with such a reduction, extend the vesting schedule applicable to such share award. Persons eligible to participate in the 2025 Plan are those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by the administrator of the 2025 Plan in its discretion.

The 2025 Plan permits the granting of both options to purchase Common Shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by the administrator of the 2025 Plan but may not be less than 100% of the fair market value of our Common Shares on the date of grant unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax or (iii) is otherwise exempt or compliant with Section 409A of the Code. The term of each option will be fixed by our Compensation Committee and may not exceed ten years from the date of grant. The administrator of the 2025 Plan will determine at what time or times each option may be exercised.

The administrator of the 2025 Plan may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to Common Shares, or cash, equal to the value of the appreciation in our share price over the exercise price. The exercise price of each share appreciation right may not be less than 100% of the fair market value of our Common Shares on the date of grant unless the share appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax or (iii) is otherwise exempt or compliant with Section 409A of the Code. The term of each share appreciation right will be fixed by the administrator of the 2025 Plan and may not exceed ten years from the date of grant. The administrator of the 2025 Plan will determine at what time or times each share appreciation right may be exercised.

The administrator of the 2025 Plan may award restricted Common Shares and restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The administrator of the 2025 Plan may also grant Common Shares that are free from any restrictions under the 2025 Plan. Unrestricted shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

The administrator of the 2025 Plan may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of Common Shares.

In addition, the administrator of the 2025 Plan may grant cash bonuses under the 2025 Plan to participants, subject to the achievement of certain pre-determined performance goals.

The 2025 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2025 Plan, an acquirer or successor entity may assume, continue, or substitute outstanding awards under the 2025 Plan. To the extent that awards granted under the 2025 Plan are not assumed, continued, or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions, or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and share appreciation rights (i) may be permitted to exercise such options and share appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and share appreciation rights equal to the difference between the per share consideration payable to shareholders in the sale event and the exercise price of the options or share appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2025 Plan and the administrator of the 2025 Plan may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may materially adversely affect rights under an award without the holder’s consent. Certain amendments to the 2025 Plan require the approval of our shareholders. The administrator of the 2025 Plan will be specifically authorized to exercise its discretion to reduce the exercise price of outstanding share options and share appreciation rights or effect the repricing of such awards through cancellation and re-grants without shareholder consent. No awards may be granted under the 2025 Plan after the date that is ten years from the effective date of the 2025 Plan.

The CEO Performance Plan

On March 3, 2026, the Compensation Committee of our board of directors approved, subject to shareholder approval, the CEO Performance Plan adopted solely to authorize a single award of 3,000,000 PRSUs to our Chief Executive Officer. No other awards may be granted under the CEO Performance Plan.

The CEO Performance Plan reserves a maximum of 3,000,000 common shares for issuance pursuant to the PRSUs. Based on approximately 55 million common shares outstanding as of March 3, 2026, the reserved shares represent approximately 5.5% of our outstanding common shares.

The PRSUs are eligible to be earned solely upon the achievement of specified stock price thresholds of $30, $40 and $50 per share (subject to customary adjustment in connection with stock splits, stock dividends, recapitalizations and similar share events), measured based on the 20-trading day average closing price of our common shares at any time during a five-year performance period commencing on the grant date. The award consists of three tranches of 1,000,000 PRSUs, each tied to one of the performance thresholds. To the extent a threshold is not achieved during the performance period, the applicable PRSUs will expire without value.

Earned PRSUs will be settled in either common shares (on a one-for-one basis) or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period, except in connection with a change in control.

In the event of a change in control during the performance period, unvested PRSUs will be deemed earned solely to the extent that the per-share transaction price equals or exceeds one or more of the applicable performance thresholds, and such PRSUs will be settled immediately prior to closing (in shares or cash at the Company’s discretion). Any unvested PRSUs for which the applicable threshold is not satisfied will terminate without value.

The CEO Performance Plan will automatically terminate upon the earlier of (i) settlement or expiration of all PRSUs or (ii) the end of the five-year performance period, and no additional awards may be granted under the plan.

The award was approved by our shareholders on March 19, 2026.

C. Board Practices

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit and risk committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has undertaken a review of the composition of our board and directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Brian T. O’Neill, Jorge Fonseca and Hamed Shahbazi are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital shares by each director, including non-employee directors that are affiliated with certain of our major shareholders. The composition and functioning of our board of directors and each of our committees comply with all applicable Nasdaq Listing Rules and the rules and regulations of the SEC.

Board Committees

Our board of directors has established an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), and a nomination and corporate governance committee (the “Nominating and Corporate Governance Committee”), each of which operate pursuant to a charter adopted by our board of directors.

The full text of our Audit Committee charter, Compensation Committee charter, and Nominating and Corporate Governance Committee charter is posted on the investor relations portion of our website at https://www.themetalsroyaltyco.com/. We have included our website address in this Report solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this Report.

Audit Committee

The members of our Audit Committee are Brian T. O’Neill, Jorge Fonseca and Hamed Shahbazi each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Listing Rules. Jorge Fonseca will serve as chairman of the Audit Committee. All members are considered to be financially literate. We have determined that Jorge Fonseca is an “audit committee financial expert”, as defined under the applicable rules of the SEC.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with our company. A material relationship means a relationship which could, in the view of our board of directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company.

The Audit Committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the Audit Committee’s performance and the adequacy of its charter.

Compensation Committee

The Compensation Committee consists of three members: Brian T. O’Neill, Jorge Fonseca and Hamed Shahbazi. Each of the Compensation Committee members are considered independent pursuant to the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq Listing Rules Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of having differing professional backgrounds, business experience, knowledge of our industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of our compensation policies and practices. See “Directors, Senior Management and Employees – Executive Officers and Directors” for a description of each Compensation Committee members experience and education.

While the board of directors is ultimately responsible for determining all forms of compensation to be awarded to executive officers and directors, the Compensation Committee will, when appropriate, review our compensation philosophy, policies, plans and guidelines and recommend any changes to the board of directors. See “Directors, Senior Management and Employees – Compensation” for a discussion of, among other things, the process by which the Compensation Committee in collaboration with the board determines the compensation of our directors and officers. Brian T. O’Neill will serve as chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Brian T. O’Neill, Jorge Fonseca and Hamed Shahbazi. Hamed Shabazi will serve as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with our Code of Conduct; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources — members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Code of Business Conduct and Ethics

Our board of directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics on our website identified below. The full text of our Code of Business Conduct and Ethics is posted on our website at https://www.themetalsroyaltyco.com/.

D. Employees

As of December 31, 2025, we had 2 full-time employees. In addition, 4 members of our management team provided services to the Company pursuant to temporary consulting arrangements and are not included in the foregoing employee count.

E. Share Ownership

Information regarding the ownership of Common Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth:

●	certain information with respect to the beneficial ownership of our Common Shares, for:
●	each of our executive officers;
●	each of our directors;
●	all of our directors and executive officers as a group;
●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Shares; and

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based the Common Shares beneficially owned and the percentage ownership of our Common Shares below on 55,061,113 Common Shares being outstanding as of April 27, 2026. We have not deemed our Common Shares subject to Awards to be outstanding or to be beneficially owned by the person holding the Award for the purpose of computing the percentage ownership of that person. We also did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. As of April 27, 2026, there were a total of 120 holders of record of our Common Shares, with 18 record holders in the United States.

Unless otherwise indicated by footnote, the mailing address for each shareholder is c/o The Metals Royalty Company Inc., 1900 Dome Tower 333 7th Ave SW, Calgary, Alberta, T2P 2Z1.

			Percentage
			of Total
	Common Shares		Voting
	Beneficially Owned		Power
Directors and executive officers:
Brian Paes-Braga	13,972,630	25.38%	25.38%
Chairman and Chief Executive Officer
Brian T. O’Neill(1)	1,259,856	2.29%	2.29%
Director
Gerard Barron(2)	90,250	0.16%	0.16%
Director
Jorge Fonseca	Nil	Nil	Nil
Director
Hamed Shahbazi(3)	135,375	0.25%	0.25%
Director
Don Sewell	773,063	1.40%	1.40%
President and Chief Financial Officer
All directors and executive officers as a group:	16,231,174	29.48%	29.48%
Other 5% shareholders:
TMC The Metals Company Inc.	13,846,154	25.15%	25.15%
Landsons Investment Corporation(4)	3,730,769	6.78%	6.78%
John B. Hess(5)	3,000,000	5.45%	5.45%
(1)	Includes 432,692 Common Shares held by 1351389 B.C. Ltd. and 600,000 Common Shares held by Mr. O’Neill’s spouse. Mr. O’Neill disclaims beneficial ownership of the Common Shares held by his spouse, except to the extent of his pecuniary interest therein.
(2)	Gerard Barron is the Chairman and Chief Executive Officer of TMC The Metals Company, a >5% shareholder of the Company.
(3)	Consists of 135,375 Common Shares held by Impactreneur Capital Corp.
(4)	Landsons Investment Corporation is controlled by Federico Adolfo Restrepo Solano.
(5)	Consists of 2,000,000 Common Shares held by JMH Ventures LLC and 1,000,000 Common Shares held by HPI LP.

B. Related Party Transactions

NORI Royalty Agreement

On February 21, 2023, we entered into the NORI Royalty Agreement pursuant to which NORI created and issued to us a gross overriding royalty interest in the NORI Property. The NORI Royalty entitles us to receive 2% of the gross proceeds from the sale of Products derived from the NORI Property, subject to adjustment if NORI exercises its repurchase options. See “Information on the Company — Business Overview  — NORI Royalty”.

Prior to such transactions, TMC was not a related party of the Company.

Through a series of transactions (described below), including pursuant to the NORI Contribution Agreement and the TMC Subscription Agreement, the aggregate consideration paid by us for the NORI Royalty was $14,000,000.10, which purchase price was satisfied by us through the issuance of 13,846,154 of our Common Shares to TMC and $5,000,000 in cash.

On February 21, 2023, we entered into the NORI Contribution Agreement pursuant to which we acquired the NORI Royalty in consideration for the issuance of the TMC Note and 5,000,000 CVRs.

On February 21, 2023, we entered into the TMC Subscription Agreement pursuant to which we agreed, as repayment of the TMC Note in full, to issue 13,846,154 Common Shares at a price of $0.65 per share for an aggregate subscription price of $9,000,000.10, as well as repay in cash the remaining principal amount of $5,000,000 owed following such payment to, or as or directed by, TMC.

Also on February 21, 2023, and concurrently with the NORI Royalty Agreement, we entered into the MC Royalty Transactions:

●	Brian Paes-Braga, our Chief Executive Officer and the Chair of our board of directors, agreed to assign to us a 1.4% gross production royalty related to NG Energy International Corp.’s Maria Conchita Block in consideration for the issuance of 10,338,462 Common Shares at a deemed price of $0.65 per share;
●	Brian T. O’Neill, one of our directors, agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;
●	Lucas Cahill agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

In connection with the MC Royalty Transactions, we entered into assignment agreements with each of Mr. Paes-Braga, Mr. O’Neill and Mr. Cahill, pursuant to which we assumed all rights, benefits, payments and privileges of such person in respect of their respective royalty related to the Maria Conchita Block. Following completion of the MC Royalty Transactions we held a 1.5625% gross production royalty related to the Maria Conchita Block.

Investor Rights Agreement

Concurrently with the execution of the NORI Royalty Agreement, we entered into the Investor Rights Agreement with TMC and Brian Paes-Braga (each, an “Investor”), pursuant to which, among other things, each Investor has a right, subject to certain percentage maintenance, to nominate a director to our board of directors, along with registration and information rights. The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the terms of the Investor Rights Agreement, which will be filed with the SEC.

Nomination Rights

The Investor Rights Agreement provides director nomination rights to each Investor that enables such Investor to designate one director nominee to our board of directors, for so long as such Investor, together with its affiliates, owns at least 20% of the issued and outstanding Common Shares.

Each of the Investor’s nominees will be included as part of the slate of nominees proposed by our board of directors to its shareholders for approval as directors at each meeting of the shareholders, or on any resolution passed by being consented to in writing by the shareholders where directors are to be elected by shareholders and the Company will use commercially reasonable efforts to cause the election of such nominee.

These nomination rights cease to apply in certain situations, including if we complete our first underwritten public offering of our Common Shares pursuant to a registration statement that has been declared effective under the Securities Act, accompanied by the listing of the Common Shares on the Nasdaq Capital Markets. However, these nomination rights will continue to apply following completion of the Direct Listing.

Equity Rights

The Investor Rights Agreement provides the Investors with the right to acquire additional securities of the Company, in order to maintain their ownership percentage of our Common Shares, in the event we issue additional Common Shares (or securities convertible, exercisable or exchangeable into Common Shares), subject to certain exceptions for excluded transactions such as those pursuant to our security-based compensation arrangements. Investors who choose to exercise these equity rights are required to provide equal consideration for the Common Shares as the other person or persons acquiring securities that triggered the equity right.

These equity rights cease to apply in certain situations, including if we complete our first underwritten public offering of our Common Shares pursuant to a registration statement that has been declared effective under the Securities Act, accompanied by the listing of the Common Shares on the Nasdaq Capital Markets.

Registration Rights

The Investor Rights Agreement provides demand registration rights in favour the Investors that enables each of them to make a written demand to us for registration of all or part of: (i) any Common Shares held by an Investor; (ii) any Common Shares issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of TMCR held by an Investor; (iii) any other securities of TMCR held by an Investor, whether or not convertible or exercisable for Common Shares, if such securities are registered by TMCR under the Securities Act or qualified for distribution pursuant to a prospectus under Canadian securities laws; and (iv) any Common Shares or such other securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities referenced in (i), (ii), or (iii) (the “Registerable Securities”). Such written demand shall describe the amount and type of securities to be included in such registration and the intended method(s) if distribution thereof (such written demand a “Demand Registration”). Upon receipt by us of such written request for a Demand Registration from an Investor, we will be required to file a registration statement, including the prospectus contained in such registration statement, any amendments (including post-effective amendments) and supplements, all exhibits to the registration statement, and all material incorporated by reference therein, and otherwise assist with the registration for the Registrable Securities requested by such Investor in accordance with U.S. securities laws and the terms and conditions of the Investor Rights Agreement.

We are not obliged to effect more than an aggregate of two (2) Demand Registrations with respect to any or all of an Investor’s Registerable Securities, and never more than one (1) Demand Registration in a twelve (12) month period.

The Investor Rights Agreement also provides piggyback registration rights, allowing an Investor to request the registration of a specified number of their Registerable Securities in connection with certain public offerings for TMCR’s own account or for the account of shareholders, subject to certain underwriters’ cutback rights (such registration, a “Piggyback Registration”).

All costs and expenses associated with a Demand Registration or Piggyback Registration will be borne by us, other than underwriting commissions and the out-of-pocket expenses of the Investor. We will also be required to provide indemnification for the benefit of the Investor in connection with any Demand Registration or Piggyback Registration.

The Investors who possess these registration rights currently own 27,818,784 of our Common Shares.

Information Rights

Pursuant to the Investor Rights Agreement, for so long as such Investor, together with its affiliates, owns at least 20% of the issued and outstanding Common Shares, we will deliver to each Investor the following information prepared in accordance with IFRS promptly, but in any event:

●	within 45 days after the end of each fiscal year, the draft annual financial statements;
●	within 90 days after the end of each fiscal year, the audited annual financial statements;
●	within 30 days after the end of each quarter, unaudited quarterly financial statements; and
●	such other information relating to financial statements that an Investor may reasonably request.

Contingent Value Rights

As a condition of closing the NORI Royalty Agreement, we issued 5,000,000 CVRs to NORI. The CVRs would convert into 5,000,000 additional Common Shares of the Company all of which would be issued to NORI, in the event that certain conditions occur relating to the licenses of NG Energy International Corp. in Colombia. The CVRs do not entitle NORI to any rights as a shareholder, including without limitation, voting rights. The CVRs expire on the earlier of (i) five years from the issuance of the CVR and (ii) the date we become a publicly listed entity and will therefore be terminated and of no further force and effect on completion of the Direct Listing. On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market and the CVRs expired.

Indemnification Agreements

Our articles provide that, subject to the BCBCA, the Company shall indemnify our directors and officers against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

We have entered into indemnity agreements with all of our current directors and executive officers (each a, “Indemnity Agreement” and together, the “Indemnity Agreements”). The Indemnity Agreements, among other things, require us to indemnify these individuals (the “Indemnified Party”) for certain costs, charges and expenses including legal fees, judgements, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under law. Indemnification shall be made only if the Indemnified Party acted in good faith with a view to the best interest of the Company, and in the case of criminal, investigative, administrative or other non-civil proceedings, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct in respect of which the proceeding was brought was lawful. However, we are not required to indemnify for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by the Indemnified Party of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory or common law, (ii) the purchase or sale of the Company’s securities in violation of Section 306 of the Sarbanes-Oxley Act of 2002, as amended, or (iii) to provide any indemnification or advancement of costs, charges or expenses that is prohibited by applicable law (as such law exists at the time such payment would otherwise be required pursuant to such Indemnity Agreement).

Our articles also provide that the Company may purchase and maintain insurance for the benefit of any current or former director, officer, employee, agent, or equivalent person (or their heirs or legal representatives), including those serving at the request of the Company in affiliated or other entities, against any liability incurred in such capacity.

Other Related Party Transactions

In February 2025, the Company declared a return of capital of $0.025 per common share, which was paid in cash. In December 2025, the Company declared a return of capital of $0.27 per share of common share outstanding in connection with the Spin-Out, which was satisfied through the distribution of shares of 1554997 B.C. Ltd. Each of the following related parties received distributions in their capacity as shareholders of the Company, in the aggregate amounts set out as follows: TMC ($4,084,914), Brian Paes-Braga ($4,156,815), Brian O’Neill ($238,352), Gerard Barron ($24,369), Hamed Shahbazi ($36,554) and Don Sewell ($221,965). All distributions were made on the same terms as those applicable to all other shareholders of the Company.

Our Policy Regarding Related Party Transactions

We have adopted a policy regarding related party transactions comparable to our peers.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

As of the date hereof, we are not party to, and we are not aware of any threat of, any legal proceedings that, in the opinion of our management, would be likely to have a material adverse effect on our business, financial condition or operations. We may become involved in such proceedings in the ordinary course of business.

Dividend Policy

Any declaration and payment of future dividends to holders of our Common Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of British Columbia law affecting the payment of dividends and distributions to shareholders, and other considerations that our board of directors deems relevant. In addition, future agreements governing our indebtedness may limit our ability to pay dividends.

B. Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “TMCR”.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9A of this Report.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value. As of April 27, 2026 we have 55,061,113 issued and outstanding Common Shares.

The following description of our share capital and provisions of our articles and Notice of Articles are summaries of material terms and provisions and are qualified by reference to our articles and Notice of Articles, copies of which have been filed with the SEC as exhibits to this Report.

B. Memorandum and Articles

Common Shares

The holders of our Common Shares are entitled to one vote for each share held at any meeting of shareholders. The holders of our Common Shares are entitled to receive dividends as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our Common Shares are entitled to share pro rata in the distribution of the balance of our assets. There are no preemptive, redemption, purchase or conversion rights attaching to our Common Shares. There are no sinking fund provisions applicable to our Common Shares.

Certain Important Provisions of our Articles and the Business Corporations Act (British Columbia)

The following is a summary of certain important provisions of our articles and certain related sections of the Business Corporations Act (British Columbia), or the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

Stated Objects or Purposes

Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether existing or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Directors’ power to determine the remuneration of directors. The remuneration of our directors is determined by our directors subject to our articles. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.

Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Shareholder Meetings

Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days prior to the meeting for so long as we are a public company. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Subject to the special rights and restrictions attached to the shares or any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders, or one or more proxyholder(s) representing two shareholders, or one member and a proxyholder representing another shareholder. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder. If a quorum is not present within one-half hour of the time set for the holding of a meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting is a general meeting that was requisitioned by shareholders, in which case the meeting is dissolved.

Shareholder Proposals

Under the BCBCA, a qualified shareholder may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting.

Limitation of Liability and Indemnification

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment actually and reasonably incurred by him or her in respect of any legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from us or from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, former directors or alternate directors (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Competition Act

Limitations on the ability to acquire and hold Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of a significant interest in the Company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

Investment Canada Act

The Investment Canada Act subjects an acquisition of control of a Canadian business by a non-Canadian to government notification or review depending on whether the relevant financial threshold (based on enterprise value or asset value of the company), as calculated pursuant to the legislation, is exceeded. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of any investment by a non-Canadian in a company with sufficient nexus to Canada. No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.”

Material differences between British Columbia Corporate Law and Delaware General Corporation Law

Our corporate affairs are governed by our articles and the provisions of the BCBCA. The BCBCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the BCBCA and the Delaware General Corporation Law, or DGCL. This summary is qualified in its entirety by reference to the DGCL, the BCBCA and our governing corporate documents.

Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one number. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by a plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

Under the BCBCA, the board of directors must consist of at least one director and, in the case of a public company (which includes a company with securities traded on or through the facilities of a securities exchange), must have at least three directors. Under the BCBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Delaware law does not have director residency requirements comparable to those of the BCBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.

Under the BCBCA, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become or act as a director. Pursuant to the BCBCA a person cannot act as a director of a company unless that person is an individual who is qualified to do so. The following persons are disqualified by the BCBCA from being a director of our company: (i) any individual who is less than 18 years of age; (ii) any individual found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (iii) a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of the Adult Guardianship Act; (iv) an undischarged bankrupt; and (v) an individual convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless certain enumerated criteria are satisfied.

Vacancies on the Board of Directors

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the BCBCA, vacancies occurring as a result of a removal of a director may be filled by the (i) shareholders at the shareholders’ meeting, if any, at which the director was removed, or (ii) if not filled in the manner contemplated by (i), by the shareholders or the remaining directors. In the event of a causal vacancy the vacancy may be filled by the remaining directors. If the number of directors in office falls below the number required for a quorum due to one or more vacancies then the director may (i) appoint a number of directors to constitute quorum; and/or (ii) call a shareholders’ meeting to fill the vacancies. However, the directors may not take any other action until quorum is obtained.

Transactions with Directors and Officers

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The BCBCA deems that a director or senior officer of a company holds a “disclosable interest” in a contract or transaction if: (i) the contract or transaction is material to the company; (ii) the company has entered, or proposes to enter, into the contract or transaction; (iii) either of the following applies: (a) the director or senior officer has a material interest in the contract or transaction, or (b) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction; and (iv) the interest is known, or reasonably ought to have been known, by the director or senior officer. A director with a “disclosable interest” must disclose such interest to the board of directors and, unless there is an applicable exemption, is not entitled to vote on any resolution to approve the contract or transaction in question. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under a contract or transaction in which that director had a “disclosable interest” if such interest was not properly disclosed.

Limitation on Liability of Directors

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability: (i) for breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the DGCL which concerns unlawful payment of dividends, stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

The BCBCA does not permit the limitation of a director’s liability as the DGCL does. The BCBCA provides that the company may indemnify its directors and officers against liabilities incurred in the course of their duties. Pursuant to the BCBCA a company may also pay the expenses actually and reasonably incurred by a director or officer in respect of such a proceeding. However, the company is not permitted to indemnify a director or officer in certain circumstances including, but not limited to, if the director or officer did not act honestly and in good faith with a view to the best interests of the company.

Call and Notice of Shareholder Meetings

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the BCBCA, written notice of the shareholders must be given to each shareholder entitled to attend the meeting and each director at least 21 days but not more than 2 months before the meeting. The notice must state the date and time and, if applicable, the location of the meeting. Under the BCBCA, a company must hold an annual general meeting (i) for the first time, not more than 18 months after the date on which it was recognized; and (ii) after its first meeting, at least once in each calendar year and not more than 15 months after its previous annual general meeting. A company may apply to the court for an order extending the time for calling an annual meeting.

In addition, assuming the procedures in the BCBCA are followed, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Shareholder Action by Written Consent

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.

Under the BCBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Shareholder Nominations and Proposals

Under the BCBCA, a shareholder who (i) owns one or more share that carry the right to vote at a general meeting, and (ii) who has been the owner of one or more share for an uninterrupted period of at least 2 years before the date of the signing of the proposal may submit a shareholder proposal relating to matters which the shareholder wishes to have considered at the next annual general meeting of the company. Subject to certain exceptions, and assuming such shareholder’s compliance with the prescribed time periods and other requirements of the BCBCA pertaining to shareholder proposals, the company is required to include such proposal in the information circular pertaining to applicable general meeting. Notice of such a proposal must be provided to the company at least three months days before the anniversary date of the last annual shareholders’ meeting.

The DGCL does not have a comparable provision.

Amendment of Governing Instrument

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Under the BCBCA, amendments to the articles generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series may be entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Votes on Mergers, Consolidations and Sales of Assets

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the BCBCA, certain corporate actions including, but not limited to, amalgamations (other than with certain affiliated corporations), continuances into jurisdictions outside of British Columbia, and sales, leases or other dispositions of all or substantially all of a company’s undertaking, are required to be approved by a “special resolution” of the shareholders. Generally, a “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

Dissenter’s Rights of Appraisal

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the BCBCA, generally each of the following matters listed will entitle shareholders to exercise rights of dissent and, assuming the procedures in the BCBCA are followed, to be paid the fair value of their shares: (i) in respect of specific resolutions to alter the company’s articles; (ii) in respect of a resolution to adopt an amalgamation agreement; (iii) in respect of a resolution to approve an amalgamation; (iv) in respect of a resolution to approve an arrangement, the term of which arrangement permit dissent; (v) in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; (vi) in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (vii) in respect of any other resolution, if dissent is authorized by the resolution; and (viii) in respect of any court order that permits dissent.

Under the BCBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Oppression Remedy

The BCBCA provides that a shareholder may apply to the court for an order on the grounds (i) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

The oppression remedy provides the court with very broad and flexible powers with a view to remedying or bringing to and end the matters complained of by making an interim or final order it considers appropriate, including an order: (i) directing or prohibiting any act; (ii) regulating the conduct of the company’s affairs; (iii) appointing a receiver or receiver manager; (iv) directing an issue or conversion or exchange of shares; (v) appointing directors in place of or in addition to all or any of the directors then in office; (vi) removing any director; (vii) directing the company to purchase some or all of the shares of a shareholder and, if required, to reduce its capital in the manner specified by the court; (viii) directing a shareholder to purchase some or all of the shares of any other shareholder; (ix) directing the company or any other person to pay to a shareholder all or any part of the money paid by that shareholder for shares of the company; (x) varying or setting aside a transaction to which the company is a party and directing any party to the transaction to compensate any other party to the transaction; (xi) varying or setting aside a resolution; (xii) requiring the company, within a time specified by the court, to produce to the court or to an interested person financial statements or an accounting in any form the court may determine; (xiii) directing the company to compensate an aggrieved person; (xiv) directing correction of the registers or other records of the company; (xv) directing that the company be liquidated and dissolved, and appointing one or more liquidators, with or without security; (xvi) directing that an investigation be made; (xvii) requiring the trial of any issue; or (xviii) authorizing or directing that legal proceedings be commenced in the name of the company against any person on the terms the court directs.

The DGCL does not provide for a similar remedy.

Shareholder Derivative Actions

Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.

Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute in the name and on behalf of the company (i) to enforce a right, duty or obligation owed to the company that could be enforced by the company itself; or (ii) to obtain damages for any breach of a right, duty or obligation referred to in paragraph (i). Under the BCBCA the court may grant leave, on terms it considers appropriate, if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (ii) notice of the application for leave has been given to the company and to any other person the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

Under the BCBCA, the court may, in a derivative action when a proceeding being prosecuted or defended is pending, (i) authorize any person to control the conduct of the legal proceeding or give any other directions for the conduct of the legal proceeding; and (ii) order, on the terms and conditions that the court considers appropriate, that the company pay to the person controlling the conduct of the legal proceeding interim costs in the amount and for the matters, including legal fees and disbursements, that the court considers appropriate. Additionally, on the final disposition for a derivative action being prosecuted or defended, the court may make any order it considers appropriate, including an order that (i) a person to whom costs are paid repay the company some or all of the costs; (ii) the company or any other party in the proceeding indemnify the complainant or person controlling the conduct of the proceeding for costs; or (iii) the complainant or the person controlling the conduct of the legal proceeding indemnify one or more of the company, a director or officer of the company for expenses, including legal costs.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares will be Odyssey Trust Company. The transfer agent and registrar’s address is 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125, and its telephone number is 1-888-290-1175.

Listing

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “TMCR.”

C. Material Contracts

See descriptions of the agreements set forth in “Item 7.B. Related Party Transactions,” “Item 5. Operating and Financial Review and Prospects,” “Item 6.B. Compensation and Promissory Note” for descriptions of contracts not entered into in the ordinary course.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our Common Shares, other than discussed below.

E. Taxation

U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders of the Common Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a Non-U.S. Holder investing in our Common Shares.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire their Common Shares and that hold those Common Shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of Common Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Holder” means any beneficial owner of our Common Shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our Common Shares through such an entity or arrangement.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our Common Shares should consult their own tax advisors.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of our Common Shares.

Cash Dividends and Other Distributions

As described in the section entitled “Dividend Policy” above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our Common Shares, subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by you. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its Common Shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on an established securities market, the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our Common Shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our Common Shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

The rules governing a PFIC can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “Deemed Sale Election” described below.

The determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our Common Shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

U.S. federal income tax treatment of a shareholder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on its Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its Common Shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of its Common Shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year.

If we are classified as a PFIC, a U.S. Holder will generally be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “Deemed Sale Election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Common Shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a Deemed Sale Election would then cease to be treated as owning stock in a PFIC by reason of ownership of our Common Shares. However, gain recognized as a result of making the Deemed Sale Election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “mark-to-market” election

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. The Nasdaq is a “qualified exchange.” You should consult your own tax advisor with respect to such rules.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its Common Shares over the fair market value of its Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in its Common Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of Common Shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns Common Shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the Internal Revenue Service (“IRS”) unless the Common Shares cease to be marketable, in which case the election is automatically terminated.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.

PFIC “QEF” election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to Common Shares if we are classified as a PFIC.

PFIC information reporting requirements

If we are a PFIC in any year, a U.S. Holder of Common Shares in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such Common Shares and any gain realized on disposition of such Common Shares. In addition, if we are a PFIC, a U.S. Holder will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of Common Shares.

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Reporting Requirements and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the Common Shares and proceeds of the sale, exchange or redemption of the Common Shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. Holders that own certain “foreign financial assets” (which may include the Common Shares) are required to report information relating to such assets, subject to certain exceptions, on IRS Form 8938. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES.

Certain Material Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) generally applicable to a purchaser who acquires Common Shares as a beneficial owner and who, at all relevant times, for purposes of the Canadian Tax Act, deals at arm’s length with the Company, is not affiliated with the Company, and will acquire and hold such Common Shares as capital property (each, a “Holder”). Common Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold, is not deemed to use or hold and will not use or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired or been deemed to have acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” (as defined in the Canadian Tax Act) for purposes of the mark-to-market rules in the Canadian Tax Act, (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Canadian Tax Act), (c) that is a “specified financial institution” (as defined in the Canadian Tax Act), (d) that has elected to report its “Canadian tax results” (as defined in the Canadian Tax Act) in a currency other than Canadian currency, (e) that is exempt from tax under the Canadian Tax Act, (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, a “synthetic equity arrangement” or a “derivative forward agreement” (as those terms are defined in the Canadian Tax Act) with respect to the Common Shares, (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act) or (h) that is otherwise of special status or special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for purposes of the Canadian Tax Act) that is, or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based on the provisions of the Canadian Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Tax Convention (1980) (the “Canada U.S. Tax Treaty”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA and publicly available prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial, legislative, regulatory, administrative or governmental decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own income tax advisors with respect to the tax consequences of acquiring Common Shares applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Canadian Tax Act and any jurisdiction in which they may be subject to tax. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the applicable exchange rate determined in accordance with the Tax Act.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada (each, a “Non-Canadian Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Canadian Holder who, for purposes of the Canada U.S. Tax Treaty, is at all relevant times a resident of the United States and is a “qualifying person” (within the meaning of the Canada U.S. Tax Treaty) eligible for the full benefits of the Canada U.S. Tax Treaty. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada U.S. Tax Treaty. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada U.S. Tax Treaty and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Canadian Tax Act). Such Non-Canadian Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder on the Common Shares will be subject to Canadian withholding tax under the Canadian Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. Such rate is generally reduced under the Canada U.S. Tax Treaty to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada U.S. Tax Treaty), including the ability to claim benefits thereunder. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Dispositions of Common Shares

A Non-Canadian Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition or deemed disposition of a Common Share nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Canadian Holder at the time of the disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, the Common Shares will not constitute taxable Canadian property of a Non-Canadian Holder at a particular time provided that the Common Shares are, at that time, listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the Nasdaq), unless at any time during the 60-month period immediately preceding the particular time the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest, either directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of, or interests in, or, for civil law, rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Canadian Holder in certain other circumstances under the Canadian Tax Act.

If the Common Shares are, or are deemed to be, taxable Canadian property of a Non-Canadian Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Canadian Tax Act or pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described below under “Residents of Canada — Disposition of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Canadian Holder.

Non-Canadian Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a “Canadian Holder”). Certain Canadian Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Canadian Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Canadian Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Common Shares in the taxation year of a Canadian Holder will be included in computing a Canadian Holder’s income for the year. In the case of a Canadian Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Canadian Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received by an individual from “taxable Canadian corporations” including the enhanced gross-up and dividend tax credit for “eligible dividends” (each as defined in the Canadian Tax Act) properly designated as such by the Company. There may be limitations on the Company’s ability to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.

In the case of a Canadian Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Canadian Holder’s income for the taxation year and will generally be deductible in computing such Canadian Holder’s taxable income for the taxation year, subject to all restrictions under the Canadian Tax Act. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received (or deemed to be received) by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Canadian Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Canadian Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Common Shares

A Canadian Holder who disposes of, or is deemed to have disposed of, a Common Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Canadian Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Canadian Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Canadian Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “Taxable Capital Gain”) realized by a Canadian Holder must be included in the Canadian Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Canadian Tax Act, one-half of any capital loss incurred by a Canadian Holder (an “Allowable Capital Loss”) must be deducted from Taxable Capital Gains realized by the Canadian Holder in the taxation year in which the disposition occurs. Allowable Capital Losses in excess of Taxable Capital Gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net Taxable Capital Gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Canadian Tax Act.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may in certain circumstances be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on the Common Share (or a share substituted for such Common Share) to the extent and in the circumstances specified in the Canadian Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Holders to whom these rules may be relevant are urged to consult their own tax advisors.

Additional Refundable Tax

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) or that is, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Canadian Tax Act to include any Taxable Capital Gains and dividends or deemed dividends that are not deductible in computing the Canadian Holder’s taxable income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Canadian Holder who is an individual (including certain trusts) may give rise to minimum tax under the Canadian Tax Act. Canadian Holders should consult their own advisors with respect to the application of minimum tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at https://www.themetalsroyaltyco.com/. We intend to post this Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Report. We have included our website address in this Report solely as an inactive textual reference.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. See “- Changes in Internal Control over Financial Reporting” for additional information.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period during which they are not required as established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the Company’s registered public accounting firm in this Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

In connection with the preparation of the financial statements of TMCR for the years ended December 31, 2023 and 2024, we identified a material weakness in our internal control over financial reporting. The material weakness identified was due to insufficient staffing of qualified accounting and finance personnel and inadequate management oversight of the accounting function, which contributed to material errors in our financial statements. Specifically, we lacked effective controls over: the determination of the fair value of the royalty assets included in the Oil and Gas Royalties when acquired, and the allocation of the consideration issued in connection with the acquisition of the Oil and Gas Royalties between the royalty assets, services performed for us in respect of the transfer of such royalty assets and reasonable charges and expenses incurred relating thereto that were reasonably expected to benefit us; the determination of the fair value of our Common Shares issued in connection with share based compensation; the accounting for financial instruments such as the contingent value right; the accounting for income taxes; and the timing of issuance and repurchase of our Common Shares.

We have begun implementing measures to remediate this material weakness, including engaging external consultants, recruiting experienced accounting and finance personnel, formalizing internal control processes and documentation, and enhancing supervisory reviews. While these remediation efforts are ongoing, we believe that the material weakness identified above continues to exist as of December 31, 2025. These efforts will result in additional costs, primarily related to personnel and consulting fees. However, we cannot assure you that the steps we have taken or may take in the future will be sufficient to remediate the identified material weakness or prevent future material weaknesses.

As the Company is still undertaking remediation efforts, management has concluded that the material weakness has not been completely remediated.

Except for the pending remediation described above, no changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit committee financial expert.

For information regarding our audit committee financial expert, see “Item 6C. Board Practices”.

Item 16B. Code of Ethics.

Our board of directors has adopted a written Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics on our website identified below. The full text of our Code of Business Conduct and Ethics is posted on our website at https://www.themetalsroyaltyco.com/.

Item 16C. Principal Accountant Fees and Services.

Ernst & Young LLP (PCAOB ID 1263) (“EY”), has served as our independent registered public accounting firm for the year ended December 31, 2025. The following table sets out the aggregate fees for professional audit services and other services rendered by EY for the year ended December 31, 2025:

2025
Audit fees (1)	$379,904
Audit-related fees (2)	172,807
Tax fees (3)	64,496
All other fees (4)	—
Total	$617,207
(1)	“Audit fees” consists of the aggregate fees billed or to be billed for the audit of TMCR’s annual consolidated financial statements, reviews of its interim financial statements, and review of registration statements filed with the SEC.
(2)	“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of TMCR’s financial statements and are not reported under Audit fees.
(3)	“Tax fees” are the aggregate fees billed for tax advisory and compliance services.
(4)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are a “foreign private issuer” under the federal securities laws of the United States and the listing requirements and rules of Nasdaq. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards, except that we are required: (i) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “— Committees of the Board of Directors — Audit Committee”); (ii) to provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practice required to be followed by U.S. listed companies.

We intend to follow certain corporate governance standards permitted under the BCBCA in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	Nasdaq rules requiring that a quorum for any meeting of shareholders of the Company shall be a quorum as specified in its bylaws, provided that such quorum must not be less than 33 1∕3% of the Company’s outstanding voting shares. However, pursuant to Section 172(1) of the BCBCA, the quorum for the transaction of business at a meeting of shareholders of a company is established by the memorandum or articles. Our articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.
●	Nasdaq rules applicable to domestic issuers pertaining to proxy solicitation.
●	Nasdaq rules applicable to domestic issuers relating to compensation matters, including shareholders’ vote regarding equity compensation plans, and management and obtaining shareholder approval in connection with the establishment of or amendment to certain equity-based compensation plans.
●	Nasdaq rules requiring shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances, including (1) where the shares to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, or the number of shares to be issued will be equal to or in excess of 20% of the number of shares outstanding before the issuance; and (2) if any director, officer or substantial shareholder of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid, and the present or potential issuance of securities could result in an increase in outstanding common shares or voting power of 5% or more. The applicable requirements of the BCBCA does not require shareholder approval for such issuances of securities in these circumstances.

●	Nasdaq rules requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the outstanding share capital of a company or 20% or more of the voting power outstanding before the issuance for less than the minimum price defined therein. The applicable requirements of the BCBCA does not require shareholder approval for such issuances of securities in these circumstances.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2025, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies.

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, executive officers, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 16K. Cybersecurity.

We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software and frequent backups.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We conduct regular reviews and tests of our information security program and also utilize other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation.

Our board of directors oversees our enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. The Audit Committee oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

PART III

Item 17. Financial Statements.

See Item 18.

Item 18. Financial Statements.

The audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the two-year period ended December 31, 2025, are found at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
1.1**	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
2.1*	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
4.1**	Investor Rights Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.2**	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.3**	Legacy Option Plan (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.4†**	NORI Royalty Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.5**	Contribution Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.6**	2025 Plan (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.7**	Standby Equity Purchase Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.8**	Amendment to Contribution Agreement (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
4.9**	Form of Lock-Up Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.10**	Brian Paes-Braga Consulting Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.11**	Donald Sewell Consulting Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.12**	Subscription Receipt Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
4.13**	Amending Agreement to Subscription Receipt Agreement (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
4.14**	Second Amendment to Contribution Agreement (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
4.15**	CEO Performance Plan and Form of Award Certificate (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
11.1**	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy of the Registrant
101. INS*	Inline XBRL Instance Document
101. SCH*	Inline XBRL Taxonomy Extension Schema Document

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data Filed
*	Filed herewith.
**	Previously filed
†	Certain schedules, annexes and exhibits have been omitted but will be furnished supplementally to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

THE METAL ROYALTY COMPANY INC.

April 27, 2026	By:	/s/ Brian Paes-Braga
	Name:	Brian Paes-Braga
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

The Metals Royalty Company Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Metals Royalty Company Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of The Metals Royalty Company Inc. (the “Company”) as of December 31, 2025 and 2024, the related statements of net income/(loss) and comprehensive income/(loss), cash flows and changes in shareholders’ equity for the years ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2025.

Vancouver, Canada

March 25, 2026

The Metals Royalty Company Inc.

Statements of Net Income / (Loss) and Comprehensive Income / (Loss)

(Expressed in US dollars)

		December 31,	December 31,
For the years ended,	Note	2025	2024
Operating expenses
General and administrative expenses	11	$6,067,900	$870,750
Share-based compensation expenses	7	640,207	338,229
Total operating expenses		6,708,107	1,208,979
Operating loss		(6,708,107)	(1,208,979)
Other income
Interest income		244,467	57,906
Loss from continuing operations before income taxes		(6,463,640)	(1,151,073)
Income tax (expense) / recovery from continuing operations		(380,170)	293,969
Net loss from continuing operations		(6,843,810)	(857,104)
Net income from discontinued operations	15	7,959,161	573,828
Net income / (loss) and comprehensive income / (loss)		$1,115,351	$(283,276)
Net income / (loss) per share
Continuing operations, basic and diluted		$(0.16)	$(0.02)
Discontinued operations, basic and diluted		$0.18	$0.01
Weighted average number of shares outstanding, basic and diluted	4	43,928,918	43,028,900

See accompanying notes to the financial statements

The Metals Royalty Company Inc.

Statements of Financial Position

(Expressed in US dollars)

		December 31,	December 31,
As of,	Note	2025	2024
Assets
Current assets:
Cash		$18,366,604	$1,395,234
Accounts receivable		235,230	259,814
Prepaid expenses		198,164	4,867
Related party receivable	10	53,500	—
Total current assets		18,853,498	1,659,915
Non-current assets:
Computer equipment		13,565	—
Royalty and streaming interests	5	14,081,250	19,808,542
Total assets		$32,948,313	$21,468,457
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$1,762,773	$28,331
Sales tax payable		—	41,389
Total current liabilities		1,762,773	69,720
Total liabilities		1,762,773	69,720
Shareholders’ Equity
Share capital	6	35,471,363	26,046,222
Contributed surplus		681,527	1,435,216
Accumulated deficit		(4,967,350)	(6,082,701)
Total shareholders’ equity		31,185,540	21,398,737
Total liabilities and shareholders’ equity		$32,948,313	$21,468,457

See accompanying notes to the financial statements

The Metals Royalty Company Inc.

Statements of Cash Flows

(Expressed in US dollars)

		December 31,	December 31,
For the years ended,	Note	2025	2024
Cash flows from/(used in) operating activities:
Income (Loss)		$1,115,351	$(283,276)
Less: Net income from discontinued operations		(7,959,161)	(573,828)
Net loss from continuing operations		(6,843,810)	(857,104)
Adjustments to reconcile net income / (loss) to net cash from/(used in) operating activities:
Share-based compensation	7	640,207	338,229
Depreciation		714	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities		1,734,442	(102,986)
Deferred tax assets	12	380,170	(293,969)
Other operating assets and liabilities		(523,416)	26,534
Cash flows used in operating activities – continuing operations		(4,611,693)	(889,296)
Cash flows from operating activities – discontinued operations		1,378,097	1,427,080
Cash flows from/(used in) operating activities		(3,233,596)	537,784
Cash flows used in investing activities:
Purchase of computer equipment		(14,279)	—
Cash flows used in investing activities – continuing operations		(14,279)	—
Cash flows used in investing activities		(14,279)	—
Cash flows from financing activities:
Proceeds from equity raise, net of issuance costs		22,820,892	—
Proceeds on exercise of stock options		34,479	—
Return of capital	6	(1,072,837)	—
Cash flows from financing activities – continuing operations		21,782,534	—
Cash flows used in financing activities – discontinued operations	6, 15	(1,563,289)	—
Cash flows from financing activities		20,219,245	—
Change in cash for the year		16,971,370	(537,784)
Cash at beginning of the year		1,395,234	857,450
Cash at end of the year		$18,366,604	$1,395,234

See accompanying notes to the financial statements

The Metals Royalty Company Inc.

Statements of Changes in Shareholders’ Equity

(Expressed in US dollars)

						Total
		Number of	Share	Contributed	Accumulated	shareholders’
	Note	shares	capital	surplus	deficit	equity
Balance, January 1, 2025		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737
Contributed capital from equity raise, net of issuance costs	6	4,569,770	22,820,892	—	—	22,820,892
Shares issued on exercise of stock options	7	3,443,399	1,428,375	(1,393,896)	—	34,479
Spin-out of 1554997 BC Ltd.	1, 6	—	(13,751,289)	—	—	(13,751,289)
Return of capital	6	—	(1,072,837)	—	—	(1,072,837)
Share-based compensation	7	—	—	640,207	—	640,207
Comprehensive income		—	—	—	1,115,351	1,115,351
Balance, December 31, 2025		50,926,632	$35,471,363	$681,527	$(4,967,350)	$31,185,540

						Total
		Number of	Share	Contributed	Accumulated	shareholders’
	Note	shares	capital	surplus	deficit	equity
Balance, January 1, 2024		43,038,463	$26,046,222	$1,096,987	$(5,799,425)	$21,343,784
Repurchase of common shares	6	(125,000)	—	—	—	—
Share-based compensation	7	—	—	338,229	—	338,229
Comprehensive loss		—	—	—	(283,276)	(283,276)
Balance, December 31, 2024		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737

See accompanying notes to the financial statements

The Metals Royalty Company Inc.

Notes to the Annual Financial Statements

As of and for the years ended December 31, 2025 and 2024

1.	Organization of the corporation

The Metals Royalty Company Inc. (the “Company”), was incorporated in British Columbia effective October 27, 2022. The Company’s registered office is located at 3500 – 1133 Melville St., Vancouver, BC V6E 4E5. In September 2025, the Company changed its name from Low Carbon Royalites Inc. to The Metals Royalty Company Inc.

The primary business of the Company is to receive royalty revenue from natural resources properties as reserves are produced by operators over the economic life of the properties. The Company is focused on the acquisition and management of critical metals and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and reindustrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

Spin-Out

On August 19, 2025, the Company’s Board of Directors approved the spin-out of the Company’s Oil and Gas business, which primarily consists of royalty interests. On August 29, 2025, the Company formed 1554997 B.C. Ltd., a new wholly owned subsidiary which was utilized to execute the spin-out of the Oil and Gas business. On September 11, 2025 the Company entered into an assignment and assumption agreement with 1554997 B.C. Ltd (the “Contribution Agreement”), to contribute the Company’s royalty interests in the Maria Conchita Block and SN-9 Block to such subsidiary in anticipation of distributing the shares of such subsidiary to the Company’s existing shareholders as a return of capital (the “Spin-Out”). The Contribution Agreement was amended on December 18, 2025. The Spin-Out was consummated on December 18, 2025, and the Company no longer has any interest in the Oil and Gas business, and 1554997 B.C. Ltd. ceased to be a subsidiary of the Company.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the statements of income / (loss) and comprehensive income / (loss) and statements of cash flows have been adjusted for all periods presented. The statements of financial position and statements of changes in shareholders’ equity have not been adjusted. See Note 15 for further information.

2.	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved and authorized by the Company’s Board of Directors on March 25, 2026.

(a)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for the share-based payment transactions and the Spin-Out.

(b)	Functional and presentation currency:

These financial statements are presented in US dollars, which is the Company’s functional currency.

(c)	Foreign currency transactions and balances:

Foreign currency transactions are measured into the functional currency of the Company, using the exchange rate prevailing at the date of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the statements of financial position are recognized in net income / (loss). Non-monetary items are not re-measured and are recorded at historical exchange rates.

3.	Use of judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

(a)	Asset acquisitions

Asset acquisitions are recorded at cost, which can include cash consideration and common share consideration. The cost basis of asset acquisitions are based on the estimated fair value of the consideration paid unless the estimated fair value of the acquired assets is considered more reliable. When asset acquisitions are included in the same arrangement as other assets, the estimated fair value of the acquired assets and services is used to allocate the consideration paid on a relative fair value basis if fair value can be reliably estimated for all of the assets and services. Otherwise, the estimated fair value for the more reliably estimated component is used, with the residual value allocated to the other component. For those asset acquisitions measured based on the estimated fair value of the consideration paid, changes in the assumptions of the fair value of common shares may materially affect the initial recognition amount for transactions that include common share consideration.

For those asset acquisitions measured based on the estimated fair value of the acquired assets, changes in the assumptions of the fair value of those assets may materially affect the initial recognition amount.

(b)	Depletion

Royalty and streaming interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty and streaming interests. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including the estimated number of units of proved plus probable reserves. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and streaming interests.

(c)	Impairment and reversal of impairment of royalty and streaming interests

Assessment of impairment and reversal of impairment of royalty and streaming interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty and streaming interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse or beneficial change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecasted commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve conversion, future capital expansion plans and the associated attributable production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and streaming interests could impact the impairment or impairment reversal analysis.

(d)	Valuation of share-based compensation

Management determines the costs for share-based compensation using market-based and non-market-based valuation techniques. The fair value of the stock option awards and restricted share units with service-based vesting conditions (“RSUs”) and restricted share units with service-based and performance-based vesting conditions (“PSUs”) is determined at the date of grant for employees and as service is provided for non-employees. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the fair value of the underlying common share, future volatility of the share price, expected dividend yield, future employee turnover rates, option exercise behaviors, the estimated vesting period for PSUs, and the probability of achieving non-market vesting conditions. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation.

(e)	Income taxes

The interpretation and application of new and existing tax laws or regulations in Canada, the United States of America or any of the countries in which the Company’s royalty interests are located requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves. The Company reassesses its deferred income tax assets at the end of each reporting period.

(f)	Discontinued operations

The assessment of whether the held for sale criteria are met requires the use of judgment by management. Under IFRS 5, the judgmental criteria include whether the asset (or disposal group) is available for immediate sale in its present condition, whether the likelihood of sale is highly probable, and the disposal must be expected to be completed within one year from the date of classification. Changes in any of the judgements used in determining if an asset (or disposal group) meets the held for sale criteria could impact the classification of the related assets and liabilities and presentation of income (loss) between continuing and discontinued operations.

(g)	Valuation of Spin-Out

The valuation of the net assets distributed to the Company’s shareholders as part of the Spin-Out was recognized at fair value, based on the estimated fair value of the royalty interests transferred, and the accrued royalty collections from the Oil and Gas business since April 30, 2025 and cash and accounts receivable at April 30, 2025. Significant assumptions used in estimating the fair value of the royalty interests in the Maria Conchita Block and SN-9 Block included discount rates that reflect current market conditions and uncertainties, as well as estimated future cash flows attributable to the royalty interest derived from proved reserves estimates.

4.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the financial statements, except as explained below:

(a)	Cash and cash equivalents:

Cash consists of cash on hand and at the bank. The Company considers cash equivalents to be short-term highly liquid investments with original maturities of three months or less.

(b)	Income taxes:

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in the period of the change and future periods. In periods of rate change, the Company estimates the period of anticipated reversal of the associated deferred income tax liability to determine the appropriate tax rate to apply to temporary differences. Deferred income tax assets are recognized to the extent future recovery is probable in management’s judgment. Deferred income tax assets are reduced to the extent that it is not probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered. Deferred income tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods. Income tax filings are subject to audits and reassessments and changes in facts, circumstances and interpretations of the standards may result in a material increase or decrease in the Company’s provision for income taxes.

(c)	Financial instruments:

Financial assets and financial liabilities are recognized on the Company’s statements of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial assets consist of cash, accounts receivable, and related party receivables, which are initially recorded at fair value and subsequently measured at amortized cost using the effective interest rate (“EIR”) method.

Financial liabilities consisting of accounts payable and accrued expenses are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at fair value through profit or loss (“FVPTL”) or the Company has opted to measure the financial liability at FVPTL.

The Company’s financial assets which are subject to credit risk include cash, accounts receivable, and related party receivables. At December 31, 2025 and December 31, 2024, the Company determined that the expected credit losses on its financial assets were nominal. There was no impairment losses recognized on financial assets during the years ended December 31, 2025 and 2024.

(d)	Fair Value Measurements:

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The fair value of royalty assets recognized in an asset acquisition is based on the estimated fair value of the consideration paid unless the estimated fair value of the acquired assets is considered more reliable. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities. As part of the impairment and impairment reversal analysis, the fair value of royalty assets is the estimated amount for which royalty assets could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and with compulsion. The fair value of royalty assets that are acquired or distributed to shareholders is estimated with reference to the cash flow multiples from production based on cash flow multiples of the same or similar assets, and/or are based on estimates of the discounted future cash flows from proved and probable metals and mineral reserves.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2 of the fair value hierarchy. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3 of the fair value hierarchy.

There were no transfers of financial assets between level 1, level 2, and level 3 fair value hierarchy classification. There were no level 3 financial instruments for the years ended December 31, 2025 and 2024.

(e)	Revenue Recognition:

The Company receives royalties when the commodities (metals, minerals, oil or gas) are processed by the project operator at the property on which the royalty is held. The Company has determined that the customer is the project operator and recognizes revenue when the commodities are processed. The transfer of control occurs when the project operator delivers the quarterly royalty statement to the Company, and at that point, the Company has an unconditional right to payment under the royalty agreement. The Company has determined that each unit of a commodity that is processed under a royalty arrangement or streaming interest is a performance obligation for the delivery of a good that is separate from each other unit of the commodity that is processed under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue at the point in time when the commodities are processed in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

Royalty revenue is measured based on the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreements. An accrual is included in revenue and accounts receivable for amounts not received at the reporting date based on available information. Differences between the estimates and actual amounts received are adjusted and recorded in the period when the actual amounts are received.

(f)	Royalty and Streaming Interests:

Royalty and streaming interests consist of acquired royalty agreements for which settlement is called for in the payment of royalties. These interests are recorded at cost. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. All costs directly associated with royalty interests are capitalized on an asset-by-asset basis.

Depletion:

Royalty and streaming interests are not depleted until production commences. Each asset is depleted using the unit-of-production method based on proved plus probable reserves as determined by external independent qualified reserves evaluators. This depletion calculation includes actual production in the period and total estimated proved plus probable reserves attributable to the assets being depleted. Relative volumes of proved plus probable natural gas reserves and production are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Impairment:

The carrying values of royalty and streaming interests are reviewed at each reporting date for indicators that the carrying value of an asset exceeds its recoverable amount. If indicators of impairment exist, the recoverable amount of the asset is estimated. If the carrying value of the asset exceeds the recoverable amount, the asset is written down with an impairment recognized in net earnings. The recoverable amount of an asset is the greater of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is the amount obtainable from the sale of assets in arms length transactions less costs of disposal. Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less accumulated depletion as if no impairment had been recognized for the asset for prior periods. After such a reversal, the depletion expense is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The Company groups its gross-overriding royalty (“GORR”) into cash generating units (“CGUs”) for the purpose of evaluating the carrying value of its metals, minerals, petroleum and natural gas interests. The recoverable amounts were determined using fair value less cost to sell. The estimated recoverable amount of the Company’s assets involved certain significant estimates including the future cash flows expected to be derived from each CGU and the discount rate. The significant assumptions used by the Company in determining the future cash flow estimates related to future royalty production and future realized commodity prices. This represents a level 3 fair value measurement on the fair value hierarchy. Changes in any of the significant estimates and assumptions, such as a downward revision in future royalty production, a decrease in future realized commodity prices, or an increase in the discount rate would have decreased the recoverable amounts of assets and any impairment charges would affect operating results. The other key assumptions used in determining the recoverable amount included the future cash flows using a market discount rate.

As of December 31, 2025 and 2024 there were no indicators of impairment.

(g)	Share-based compensation:

The Company issues share-based awards to executives, non-employees and service providers in the form of stock option awards, RSUs and PSUs. The Company estimated the fair value of its common shares at each grant date based upon sales of the Company’s common shares.

The Company estimates the fair value of its stock options using the Black-Scholes option pricing model, which uses as inputs the fair value of the Company’s common shares, and certain management estimates, including the expected stock price volatility, the expected term of the award, the risk-free rate, the expected dividends, and the expected forfeiture rate. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. The Company selects companies with comparable characteristics with historical share price information that approximates the expected term of the share-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of the stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The expected term is based on the Company’s best estimate. The expected dividend yield is assumed to be zero as the Company had no current plans to pay any dividends on common stock as of grant date.

The Company estimates the fair value of RSUs based on the fair value of the underlying shares. The Company estimates the fair value of PSUs using a Monte Carlo simulation for market-based performance conditions, and a probability adjusted value for non-market-based performance conditions. The Company recognizes a share-based compensation expense with a corresponding change in contributed surplus over the vesting period.

The fair value of share-based awards issued to non-employees is based on the fair value of the goods or services received if it can be estimated reliably, otherwise it is based on the fair value of the stock options, RSUs and PSUs granted.

The Company generally issues stock options and RSUs that are subject to service-based vesting conditions, and PSUs that are subject to service-based and performance-based vesting conditions. Compensation expense for share-based awards issued to employees with service-based vesting conditions are recognized on an accelerated attribution method based on the grant date fair value over the associated requisite service. Compensation expense for share-based awards issued to non-employees is recognized as the goods are provided or ratably over the service period.

The Company evaluates whether a share-based award should be classified and accounted for as a liability award or equity award for all share-based compensation awards granted. As of December 31, 2025 and 2024, all of the Company’s share-based awards were equity classified. Stock options and RSUs that have a net-shares settlement feature for withholding tax obligations are classified in their entirety as equity-settled. Forfeitures are estimated based on past forfeitures and future expectations and are adjusted for actual forfeitures.

(h)	Income / (Loss) per share:

Basic income / (loss) per share is calculated by dividing the income / (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income / (loss) per share is determined by adjusting the income / (loss) attributable to common shareholders and the weighted average number of common share outstanding for the effects of dilutive instruments such as stock options, RSUs and PSUs.

For the year ended December 31, 2025 and 2024, outstanding options, RSUs, PSUs, and shares potentially issuable under the contingent value right were excluded in the computation of diluted EPS due to being anti-dilutive.

(i)	Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expense. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are regularly reviewed by the Company chief operating decision maker, the Company’s Chief Executive Officer, to make decision about resources to be allocated to the segment and assess its performance.

(j)	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures

In May 2024, amendments to IFRS 9 and IFRS 7 were issued, which clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently assessing the impact of the new standard.

5.	Royalty and streaming interests

Oil and Gas

On February 21, 2023, the Company acquired a 1.56% gross-overriding royalty (“GORR”) on the Maria Conchita (Colombia) block operated by NG Energy International Corp. (“NG Energy”). On March 21, 2023, the Company acquired an additional 1.56% GORR on the Maria Conchita (Colombia) block and a 1.44% GORR on the SINU-9 (Colombia) block operated by NG Energy from a third party.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. As a result, the assets and liabilities associated with the Oil and Gas business were reclassified as held for sale on September 30, 2025 (see Note 15). Upon completion of the Spin-Out on December 18, 2025, the Company ceased to have an interest in the Oil and Gas business.

Metal and Minerals

On February 21, 2023, the Company acquired a 2.00% GORR (the “NORI Royalty”) from The Metals Company Inc’s (“TMC”), wholly owned subsidiary, Nauru Ocean Resources, Inc. (“NORI”), who each became a related party of the Company following the acquisition of the NORI Royalty as a result of the equity consideration received. The consideration paid by the Company for the NORI Royalty was comprised of a promissory note with the principal amount of $14.0 million, which was assigned from NORI to an affiliate of TMC and from that affiliate to TMC (the “TMC Note”) and 5 million contingent value rights (“CVR”) valued at $0.1 million. As repayment of the TMC Note, the Company issued common shares of the Company to TMC valued at $9.0 million and paid in cash the remaining principal amount of $5.0 million. The NORI Royalty is subject to two repurchase options exercisable beginning on the second anniversary of the Royalty Agreement and ending on the fifth anniversary, subject to certain conditions.

●	Repurchase Rights — TMC has an exclusive and irrevocable one-time right and option (the “First Royalty Repurchase Option”) to purchase fifty percent (50%) of the NORI Royalty on or after the second anniversary following the date of the NORI Royalty Agreement, by making a payment (the “First Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the First Repurchase Payment is made, would provide an agreed rate of return. The First Royalty Repurchase Option expires on February 21, 2030, the seventh anniversary following the date of the NORI Royalty Agreement. If the First Royalty Repurchase Option is exercised, and TMC is not in default of its payment obligations under the NORI Royalty, TMC has an exclusive and irrevocable one-time right and option (the “Second Royalty Repurchase Option”) to purchase an additional twenty-five (25%) of the original NORI Royalty on or after February 21, 2028, the fifth anniversary following the date of the NORI Royalty Agreement, by making a payment (the “Second Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the Second Repurchase Payment is made, would provide an agreed rate of return. The Second Royalty Repurchase Option expires on February 21, 2033, the tenth anniversary following the date of the NORI Royalty Agreement.

CVR — The CVR was granted to TMC as part of the TMC Royalty Interest in order to mitigate risks associated with the potential termination of the exploitation license granted for the Maria Conchita (Colombia) royalty-producing natural gas fields in Latin America (the “Exploitation License”). The CVR converts into 5 million additional common shares of the Company, in the event the Exploitation License is found, in a final decision, to be invalid by the Colombian National Agency of Hydrocarbons prior to the earlier of (1) five years from the issuance of the CVR and (2) the date the Company becomes a publicly listed entity.

	Royalty and Streaming Interests
		Metal and
	Oil and Gas	Minerals	Total
Cost
As of January 1, 2024 and December 31, 2024	$6,576,211	$14,081,250	$20,657,461
Reclassification to held for sale (Note 15)	(6,576,211)	—	(6,576,211)
As of December 31, 2025	$—	$14,081,250	$14,081,250
Accumulated depletion and impairment
As of January 1, 2024	$(257,977)	$—	$(257,977)
Depletion	(590,942)	—	(590,942)
As of December 31, 2024	(848,919)	—	(848,919)
Depletion	(156,908)	—	(156,908)
Reclassification to held for sale (Note 15)	1,005,827	—	1,005,827
As of December 31, 2025	$—	$—	$—
Carrying value as of December 31, 2024	$5,727,292	$14,081,250	$19,808,542
Carrying value as of December 31, 2025	$—	$14,081,250	$14,081,250

6.	Shareholders’ equity

Outstanding common shares at December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	Number of	Amount	Number of	Amount
For the years ended,	shares	($)	Shares	($)
Common shares outstanding, beginning of year	42,913,463	$26,046,222	43,038,463	$26,046,222
Repurchase of common shares	—	—	(125,000)	—
Contributed capital from net equity raise	4,569,770	22,820,892	—	—
Shares issued on exercise of stock options (Note 7a)	3,443,399	1,428,375	—	—
Spin-Out of 1554997 BC Ltd.	—	(13,751,289)	—	—
Return of capital	—	(1,072,837)	—	—
	50,926,632	$35,471,363	42,913,463	$26,046,222

Common shares

As of December 31, 2025, the Company was authorized to issue an unlimited number of common shares without par value, subject the approval of the Company’s Board of Directors (the “Board”). In December 2024, the Company repurchased and cancelled 125,000 common shares for no consideration. In February 2025, the Company declared a return of capital in the amount of $1.1 million or $0.025 per share of common share outstanding, which was paid in cash. In December 2025, the Company declared a return of capital, in the amount of $13.8 million or $0.27 per share of common share outstanding in connection with the Spin-Out, which was satisfied through the distribution of shares of 1554997 B.C. Ltd (Note 1 and Note 15). During the year ended December 31, 2025, the Company issued 4,569,770 common shares through a private placement. Net proceeds from the private placement were $22.8 million after deducting issuance costs of $28 thousand.

Subscription receipts

In July 2025, the Company entered into a subscription receipt agreement with Odyssey Trust Company (“Odyssey”), as amended on December 17, 2025, providing for the issuance of up to 4,000,000 subscription receipts at $5.00 per share for a total consideration of $20.0 million, which is held in escrow by Odyssey. Upon receipt of conditional approval for the public listing of the Company’s shares on a national stock exchange prior to March 31, 2026, the subscription receipts will automatically convert to common shares and the Company will be entitled to the cash proceeds. If the Company does not meet the escrow release requirements, namely written confirmation of conditional approval from a national stock exchange in connection with the public listing of the Company and delivery of a release notice to Odyssey by the Company certifying that the release conditions have been achieved prior to March 31, 2026, the cash proceeds held by Odyssey and any interest earned will be returned to the investors. During the year ended December 31, 2025, $15.7 million of gross proceeds was received by Odyssey related to 3,134,481 subscriptions receipts sold under this arrangement. The subscription receipt agreement operates as a forward contract for the issuance of shares. Upon receipt of conditional approval for the public listing of the Company’s shares prior to March 31, 2026, the Company is obligated to issue a fixed number of shares for a fixed amount of cash, therefore the instruments will be equity classified. All proceeds were paid directly to Odyssey and only upon the public listing of the Company’s shares and the release of the proceeds from escrow will the Company record the issuance of the common shares and receipt of the financing proceeds. The Company does not have significant decision making authority in directing the activities of the escrow agent and does not have significant risks and rewards associated with the cash proceeds. The Company only has the ability to obtain the economic benefits that flows from investing the cash if the Company meets the escrow release requirements. Accordingly, as of December 31, 2025, the proceeds from the subscription receipts are not reflected as an asset and corresponding liability in the Company’s financial statements.

Standby Equity Purchase Agreement

In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subsequent receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company. As of December 31, 2025, the Company does not have the ability to exercise its right to issues shares as the public listing of the Company’s common shares has not yet occurred. Upon the public listing of the Company’s shares, the Company will owe to Yorkville a $1.0 million commitment fee, payable in shares of common stock or cash, at the Company’s election.

7.	Share-based compensation

In February 2023, the Board approved the stock option plan (the “Legacy Option Plan”), which became effective on that date. The Legacy Option Plan provides for the grant of stock options to directors, officers and advisors of the Company in an amount that does not exceed 10% of the Company’s then outstanding common shares.

On November 10, 2025 the Board of Directors authorized and approved a proposal requiring stock option holders to exercise all outstanding options under the Legacy Option Plan. In lieu of cash settling the exercise price of each option, the Board provided for a partial net settlement procedure whereby option holders could, but were not required to, elect to net settle a specified amount of options based on the fair market value of $5.00 for each common share. On December 18, 2025 the Company issued 3,443,399 common shares upon the exercise of options under the Legacy Option Plan. Subsequently, the Board terminated the Legacy Option Plan.

On November 10, 2025, the Board of Directors established an equity incentive plan (the “LTIP”). The LTIP provides for the granting of various awards such as stock options, RSUs and PSUs as a form of retention and incentive compensation. As at December 31, 2025, there were a total of 5,114,593 common shares reserved for issuance under the LTIP. The LTIP provides that the number of shares reserved and available for issuance under the LTIP will automatically increase on January 1, 2026 and each January 1 thereafter by an amount equal to the difference between the number of common shares reserved and available for issuance and 10% of the number of outstanding common share, or such lesser number of common shares as determined by the Compensation Committee of the Board of Directors.

Stock options

During the year ended December 31, 2025, 872,250 stock options were granted and vest 25% on each of the first, second, third and fourth anniversary of the grant date of the stock options. All stock options expire 10 years after the grant date. The following table provides a summary of stock option activity for stock options granted during the year ended December 31, 2025 and 2024:

			Weighted-Average
			Remaining
		Weighted Average	Contractual
	Options	Exercise Price	Term (In Years)
Outstanding as of January 1, 2024	3,950,000	$0.65	9.15
Outstanding as of December 31, 2024	3,950,000	$0.65	8.15
Granted	872,250	5.00	9.87
Exercised	(3,950,000)	0.65	7.18
Outstanding as of December 31, 2025	872,250	$5.00	9.87
Exercisable as of December 31, 2025	—	$—	—

The fair value of stock options granted in 2025 was $2.4 million based on a fair value of $2.75 per stock option on the grant date based on the following weighted-average assumptions:

Year ended
December 31,
2025
Common share price	$5.00
Risk-free interest rate	3.8%
Expected dividend yield	0.0%
Expected term (in years)	6.2
Expected volatility	53.1%
Forfeiture rate	0.0%

The Company recognized share-based compensation expense of $0.2 million related to stock options for the year ended December 31, 2025 (2024 — $0.3 million).

RSUs

RSUs are settled in common shares of the Company upon vesting. The RSUs vest 33.33% on the first anniversary of the grant date, 33.33% on the second anniversary of the grant date and 33.34% on the third anniversary of the grant date. The fair value of RSUs granted in 2025 was $4.5 million based on a fair value of $5.00 per RSU. The fair value of the RSUs were determined based on the value of the Company’s share price on the grant date. The Company recognized share-based compensation expense of $0.4 million related to RSUs for the year ended December 31, 2025 (2024 — $nil).

The following table provides a summary of RSU activity for awards granted during the year ended December 31, 2025. There were no RSUs granted or outstanding during the year ended December 31, 2024.

		Weighted Average
		Grant Date
	RSUs	Fair Value
Outstanding as of December 31, 2024	—	$—
Granted	909,750	5.00
Outstanding as of December 31, 2025	909,750	$5.00
Exercisable as of December 31, 2025	—	$—

PSUs

PSUs are settled in common shares of the Company upon vesting in accordance with the performance criteria determined by the board of directors. The fair value of PSUs granted in 2025 was $1.6 million based on a fair value of $2.41 per PSU. The Company estimated the fair value of the PSUs with market-vesting conditions using a Monte Carlo Simulation and PSUs with non-market vesting conditions using a probability adjusted value. The Company recognized share-based compensation expense of $69 thousand related to PSUs for the year ended December 31, 2025 (2024 - $nil).

The following table provides a summary of PSU activity for awards granted during the year ended December 31, 2025. There were no PSUs granted or outstanding during the year ended December 31, 2024.

		Weighted Average
		Grant Date
	PSUs	Fair Value
Outstanding as of December 31, 2024	—	$—
Granted	659,250	2.83
Outstanding as of December 31, 2025	659,250	$2.83
Exercisable as of December 31, 2025	—	$—

8.	Royalty income

The Company’s royalty income is determined pursuant to the terms of its royalty agreements. Royalty income is generally received quarterly. All royalty income for the years ended December 31, 2025 and 2024 were associated with the Oil and Gas business which was classified as discontinued operations during the year ended December 31, 2025 (see Note 15).

9.	Financial risk management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial assets are cash, accounts receivable, and related party receivables. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to credit risk, liquidity risk, commodity price risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)	Credit risk:

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and receivables. As of December 31, 2025, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its royalty receivable balances.

(b)	Liquidity risk:

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

(c)	Commodity price risk:

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for petroleum, natural gas, metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

(d)	Foreign currency risk:

Although we report our financial results in United States dollars, certain expenses and potential future investments related to our royalty interests may be denominated in foreign currencies. As a result, we are subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. We do not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect our financial condition and results of operations.

(e)	Capital risk management:

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants. As of December 31, 2025, the Company has cash totaling $18.4 million, all of which is available to the Company to meet its near-term cash requirements.

10.	Related Party Disclosures
(a)	Transactions with TMC

During the year ended December 31, 2025, the Company incurred $15 thousand of related party expense with TMC for reimbursement of certain expenses incurred on the behalf of the Company (2024 - $26 thousand). During the year ended December 31, 2025, as a shareholder of the Company, TMC received a return of capital distribution of $4.1 million (Note 6).

(b)	Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of the directors and other members of key management personnel during the years ended December 31, 2025 and 2024 were as follows:

	December 31,	December 31,
	2025	2024
Short-term employee benefits	$1,215,000	$451,126
Share-based payments	386,065	159,840
	$1,601,065	$610,966

During the year ended December 31, 2025, certain key management personnel received a return of capital distribution of $4.7 million (Note 6). As at December 31, 2025, the Company had a related party receivable balance from certain key management personnel of $54 thousand (2024 - $nil), which was repaid subsequent to December 31, 2025.

11.	General and administrative expenses

The Company’s general and administrative expenses incurred for the years ended December 31, 2025 and 2024 are as follows:

	December 31,	December 31,
	2025	2024(1)
Direct listing expenses	$1,622,072	$—
Salaries and benefits	1,752,981	348,133
Office and administrative expenses	742,461	197,402
Legal and accounting expenses	1,662,272	65,250
Consulting fees	260,442	231,403
Insurance expense	27,672	28,562
	$6,067,900	$870,750

(1)Prior year figures were reclassified to conform to the current year presentation

12.	Income tax

Income tax recovery recognized in net loss from continuing operations is comprised of the following:

	December 31,	December 31,
	2025	2024
Current tax expense	$—	$—
Deferred tax expense / (recovery)	380,170	(293,969)
Income tax expense / (recovery) from continuing operations	$380,170	$(293,969)

Provision of income taxes recognized in net income from discontinued operations is comprised of the following:

	December 31,	December 31,
	2025	2024
Current tax expense	$—	$—
Deferred tax expense / (recovery)	(380,170)	293,969
Income tax expense / (recovery) from discontinued operations	$(380,170)	$293,969

The income tax expense (recovery) from continuing operations differs from the amount that would result from applying the federal and principal income tax rates to the loss before income tax due to the following:

	December 31,	December 31,
	2025	2024
Loss from continuing operations before income taxes	$(6,463,640)	$(1,151,073)
Statutory tax rate	27.0%	23.0%
Expected income tax recovery based on statutory rate	(1,745,183)	(264,747)
Adjustments to expected income tax recovery:
Change in unrecognized deferred tax assets	1,683,852	(502,818)
Non-deductible foreign exchange	(108,239)	395,485
Share-based compensation and other non-deductible items	549,740	78,111
Income tax recovery from continuing operations	$380,170	$(293,969)

The following table summarizes the movement of deferred taxes for continuing operations:

	December 31,	Recognized in	December 31,
	2024	profit or loss	2025
Royalty and streaming interests	$—	$(668,153)	$(668,153)
Non-capital losses	380,170	287,983	668,153
	$380,170	$(380,170)	$—

	December 31,	Recognized in	December 31,
	2023	profit or loss	2024
Non-capital losses	$86,201	$293,969	$380,170

The following table summarizes the movement of deferred taxes for discontinued operations:

	December 31,	Recognized in	December 31,
	2024	profit or loss	2025
Royalty and streaming interests	$(380,170)	$380,170	$—

	December 31,	Recognized in	December 31,
	2023	profit or loss	2024
Royalty and streaming interests	$(86,201)	$(293,969)	$(380,170)

As of December 31, 2025 and 2024, the Company had temporary tax differences with tax benefits for continuing operations of $0.7 million and $0.7 million, respectively, which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred taxes to be utilized. The following table summarizes the composition of the Company’s deductible temporary differences:

	December 31,	December 31,
	2025	2024
Royalty and streaming interests	$—	$1,293,055
Non-capital losses	2,263,265	1,674,700
Share issuance costs	188,650	18,443
	$2,550,915	$2,986,198

As of December 31, 2025 and 2024, the Company has $4.8 million and $3.3 million, respectively, of unused tax losses that begin to expire in 2043.

13.	Segment reporting

The Company had two reportable operating segments, Metal and Minerals and Oil and Gas. These operating segments represent components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief decision maker, for purposes of assessing performance. For the years ended December 31, 2025 and 2024 revenue, cost of sales and gross profit (loss) were derived solely from the Oil and Gas segment, which consists entirely of assets located in Colombia. The Oil and Gas segment is classified as discontinued operations effective September 2025 (see Note 15).

Royalty and streaming interests as of December 31, 2025 and 2024 related to Mining and Metals are presented by geographic area based on the location of the operations giving rise to the royalty or streaming interest.

	December 31,	December 31,
	2025	2024
Pacific Ocean	$14,081,250	$14,081,250
Total royalty and streaming interests	$14,081,250	$14,081,250

Continuing operations consisting of the Metals and Minerals segment had no revenues, operating expenses or gross profit for the year ended December 31, 2025 and 2024.

Reconciliation of segment gross profit

Operating expenses and interest income are not allocated to individual segments as these are managed on an overall Company basis. The reconciliation between reportable segment gross profit to the Company’s net loss before tax is as follows:

	December 31,	December 31,
	2025	2024
Gross profit	$—	$—
General and administrative expenses	(6,067,900)	(870,750)
Share-based compensation expenses	(640,207)	(338,229)
Interest income	244,467	57,906
Loss from continuing operations before recovery of income taxes	$(6,463,640)	$(1,151,073)

14.	Commitments and contingencies

The Company currently does not have any commitments or contingencies as of December 31, 2025.

15.	Discontinued operations

On December 18, 2025, the Company completed the Spin-Out. The fair value of the distribution was $13.8 million, which included the fair value of the Oil and Gas business of $12.2 million and the accrued royalty collections from the Oil and Gas business since April 30, 2025 and cash and accounts receivable at April 30, 2025 of $1.6 million. The difference between the fair value of the Oil and Gas business and its carrying value of $5.6 million was recognized as a gain on spin-out of assets of $6.6 million.

Net income from discontinued operations of the Oil and Gas Business consists of the following:

	December 31,	December 31,
	2025	2024
Revenue
Royalty income	$1,118,283	$1,458,739
Cost of Sales
Depletion	(156,908)	(590,942)
Gain on spin-out of assets	6,617,616	—
Income from discontinued operations before income taxes	7,578,991	867,797
Recovery / (Provision) of income taxes	380,170	(293,969)
Net income from discontinued operations	$7,959,161	$573,828

16.	Subsequent events

Common Shares Issued

In February 2026, the Board of Directors approved the grant of 1,000,000 unrestricted share awards pursuant to the Company’s LTIP to a consultant of the Company. Accordingly, the Company issued 1,000,000 common shares of the Company at a deemed issue price of US$5.00 per share.

On March 23, 2026, the Nasdaq granted conditional approval to list our common shares under the symbol TMCR. As a result, the escrow release requirements were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow by Odyssey, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts (Note 6).

Share-Based Awards Granted

On March 10, 2026, the Board of Directors approved, subject to shareholder approval, the CEO Performance Plan to authorize a single award of 3,000,000 PSUs to the Company’s CEO. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vested will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. On March 19, 2026, the shareholders approved the CEO Performance Plan.